General Counsel and
Company Secretary
Brett Johnson



QANTAS

16 July 2004

Exemption Number 82-4130

Securities and Exchange Commission
450 Fifth Street, N.W.,
WASHINGTON DC 20549

Attention: Office of International Corporate Finance
Division of Corporation Finance

Re: **Qantas Airways Limited (File No. 82-4130)**
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sir/Madam

I am submitting the following information as part of Qantas Airways Limited's continuing reporting obligation pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934:

To the Australian Stock Exchange:

Announcement	16/01/2004	Preliminary Monthly Traffic & Capacity Statistics – November 2003
Media Release	17/02/2004	Qantas To Commence Services To Mumbai and Shanghai
Media Release	19/02/2004	Qantas Results For Half Year Ended 31 December 2003
Announcement	19/02/2004	Qantas Airways Limited and Controlled Entities, Financial Report For The Half-Year Ended 31 December 2003
Announcement	19/02/2004	Appendix 3B – Long-Term Executive Incentive Plan
Announcement	19/02/2004	2003/04 Interim Results – Presentation to Investors
Media Release	25/02/2004	Jetstar To Fly From both Avalon and Tullamarine in Melbourne
Media Release	25/02/2004	Qantas Announces Jetstar Route Network 100,00 Seats On Sale At $29.00
Media Release	01/03/2004	James Packer Joins Qantas Board
Announcement	04/03/2004	Preliminary Monthly Traffic & Capacity Statistics January 2004
Announcement	08/03/2004	Appendix 3X Initial Director's Interest Notice – James Douglas Packer
Announcement	11/03/2004	Appendix 3Y – Change of Director's Interest Notice – Geoffrey James Dixon
Announcement	11/03/2004	Appendix 3Y – Change of Director's Interest Notice – Peter Allan Gregg
Media Release	30/03/2004	Qantas To Acquire 5 More 737-800s For Domestic Fleet
Announcement	31/03/2004	Appendix 3B – Issue Shares to Participants in DRP
Announcement	01/04/2004	Preliminary Monthly Traffic/Capacity Statistics – February
Announcement	05/04/2004	MedAire To Provide Worldwide Medical Assistance Services To Qantas Employees
Media Release	06/04/2004	New Low Cost Airline For Asia
Announcement	13/04/2004	Appendix 3Y – Change in Director's Interest Notice – Patricia Cross
Announcement	13/04/2004	Appendix 3Y – Change in Director's Interest Notice – Trevor Raymond Eastwood
Announcement	13/04/2004	Appendix 3Y – Change in Director's Interest Notice – Peter Allan Gregg

dlw 7/26

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3456 Facsimile 61 (2) 9691 3339

Announcement	13/04/2004	Appendix 3Y – Change in Director's Interest Notice – Geoffrey James Dixon
Announcement	13/04/2004	Appendix 3Y – Change in Director's Interest Notice – Michael Henry Codd
Media Release	16/04/2004	EADS/Qantas Wins $2 Billion Air-To-Air Refuelling Competition
Media Release	16/04/2004	Qantas Defence Services and EADS CASA To Provide RAFF Tankers
Media Release	16/04/2004	Qantas Welcomes Hong Kong Decision
Announcement	06/05/2004	Preliminary Monthly Traffic & Capacity Statistics – March 2004
Media Release	11/05/2004	Qantas To Introduce Fuel Surcharge
Media Release	18/05/2004	Qantas Applies For Additional Capacity To UK
Media Release	17/05/2004	Telstra takes off with Qantas Service Agreement
Media Release	17/05/2004	Qantas Announces Partnership With IBM And Telstra
Media Release	19/05/2004	Holiday Airline To Fly To The Hottest New Ski Destination
Announcement	20/05/2004	Appointment of Assistant Company Secretary
Announcement	28/05/2004	Preliminary Monthly Traffic/Statistics – April 2004
Media Release	18/06/2004	Qantas Announces New Codeshare With Air France And Increased UK Services For Northern Winter
Media Release	22/06/2004	Qantas To Establish New International Cabin Crew Bases
Announcement	29/06/2004	Preliminary Monthly Traffic & Capacity Statistics May 2004
Announcement	01/07/2004	Appendix 3Y – Change in Director's Interest Notice – Peter Allan Gregg
Announcement	01/07/2004	Appendix 3Y – Change in Director's Interest Notice – Geoffrey James Dixon

To the Australian Investments and Securities Commission:

Letter	04/03/2004	Qantas Long-Term Executive Incentive Plan
Form	01/03/2004	Form 484 – Change to Company Details – Section B1– Appoint company officeholder (James Douglas Packer)
Form	02/03/2004	Form 484 – Change to Company Details – Section C2 – Issue of Shares
Form	02/03/2004	Form 208 – Details of shares issued other than for cash
Form	02/03/2004	Form 207Z – Compliance with stamp duty
Form	15/03/2004	Form 484 – Change to Company Details - Section A1 – Change of address – (Paul Anderson)
Form	29/04/2004	Form 484 – Change to Company Details – Section C2 – Issue of Shares
Letter	30/04/2004	Qantas Deferred Share Plan
Form	11/05/2004	Form 484 – Change to Company Details – Section A1 – Change of address (John Schubert)
Form	20/05/2004	Form 484 – Change to Company Details – Section B2 – Appoint company officeholder (Janine Louise Smith)

Please acknowledge receipt of the forgoing by stamping the attached copy of this transmittal letter.

If you have any question with regard to this information, please contact me on telephone number: +61 2 9691 3456 or facsimile: +61 2 9691 3339.

Yours faithfully

Brett Johnson
General Counsel & Company Secretary


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/01/2004

TIME: 09:43:18

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Statistics - Nov '03

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

16/01/2004 09:43 AM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 108227 as follows:
Release Time: 16-Jan-2004 09:43:09
ASX Code: QAN
File Name: 108227.pdf
Your Announcement Title: Preliminary Monthly Traffic & Capacity Statistics - Nov 2003

 - 108227.pdf

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
NOVEMBER 2003

Summary of Traffic and Capacity Statistics

Month of November 2003

International traffic, measured in Revenue Passenger Kilometres (RPKs) increased by 2.4 percent in November 2003 while capacity, measured in Available Seat Kilometres (ASKs), increased by 5.8 percent. This resulted in a revenue seat factor of 77.8 percent, 2.5 percentage points lower than for November 2002.

Domestic RPKs increased by 3.0 percent in November, while ASKs increased by 2.6 percent over the same period. The resulting revenue seat factor of 79.1 percent was 0.3 percentage points higher than the previous year.

November Group (comprising International, Domestic, Australian Airlines and QantasLink) passenger numbers increased by 1.3 percent over the previous year. RPKs increased by 3.6 percent, while ASKs were up 5.9 percent, resulting in a revenue seat factor of 77.7 percent, which was 1.7 percentage points lower than the previous year.

Financial Year to Date November 2003

International revenue seat factor for year to date November 2003 decreased by 1.1 percentage points to 79.4 percent when compared with year to date November 2002, while international yield excluding exchange decreased by 0.6 percent over the same period. Domestic yield excluding exchange for the financial year to November decreased by 1.6 percent. Domestic revenue seat factor increased by 2.1 percentage points to 81.9 percent over the same period.

Group passenger numbers for the year to November decreased by 0.9 percent from the previous year. RPKs decreased by 1.7 percent while ASKs decreased by 1.1 percent, resulting in a revenue seat factor of 79.6 percent, 0.4 percentage points lower than the previous year.

Recent Developments

On 19 December 2003, Australia Post and Qantas announced that they had been successful in their joint bid to acquire express road freight operator, Star Track Express for $750 million. The purchase will be made through a 50:50 joint venture and funded from net cash reserves and undrawn credit facilities. The acquisition of Star Track Express is consistent with the Qantas strategy of growing its non-airline businesses. Star Track Express is a high quality operation that provides superior service levels and has achieved consistent revenue and profit growth. It also comes with an experienced management team that has a proven track record and adds to the portfolio of freight businesses in which Qantas is involved, including Australian air Express, a domestic express freight business that has been successfully operated by Australia Post and Qantas for many years.

Qantas announced on 8 January 2004 that it would add two new domestic routes from April 2004, with non-stop weekly services to commence between Sydney and Broome and non-stop twice-weekly services between Perth and Cairns. Qantas will also increase domestic capacity on Melbourne–Cairns, Brisbane–Perth, Brisbane–Darwin, and Darwin–Melbourne services.

On 18 December 2003, QantasLink announced that it had ordered six turboprop Dash 8 aircraft for delivery in the first half of 2004, an investment of more than $A100 million. The new 50-seat Dash 8 Q300s will replace older model 36-seat Dash 8 aircraft currently operated by QantasLink.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

NOVEMBER 2003

	Month			Financial Year to Date		
Domestic	**2003/04**	**2002/03**	**Change**	**2003/04**	**2002/03**	**Change**
Passengers carried ('000)	1,476	1,419	4.0%	7,487	7,346	1.9%
Revenue Passenger Kilometres (m)	1,925	1,869	3.0%	10,083	9,907	1.8%
Available Seat Kilometres (m)	2,435	2,373	2.6%	12,310	12,418	(0.9)%
Revenue Seat Factor (%)	79.1	78.8	0.3 pts	81.9	79.8	2.1 pts
International	**2003/04**	**2002/03**	**Change**	**2003/04**	**2002/03**	**Change**
Passengers carried ('000)	718	729	(1.5)%	3,413	3,712	(8.1)%
Revenue Passenger Kilometres (m)	4,380	4,276	2.4%	20,795	22,520	(7.7)%
Available Seat Kilometres (m)	5,632	5,324	5.8%	26,181	27,977	(6.4)%
Revenue Seat Factor (%)	77.8	80.3	(2.5) pts	79.4	80.5	(1.1) pts
Australian Airlines	**2003/04**	**2002/03**	**Change**	**2003/04**	**2002/03**	**Change**
Passengers carried ('000)	59	34	73.5%	270	38	610.5%
Revenue Passenger Kilometres (m)	301	193	56.0%	1,339	217	517.1%
Available Seat Kilometres (m)	430	268	60.4%	1,924	303	535.0%
Revenue Seat Factor (%)	70.0	72.0	(2.0) pts	69.6	71.6	(2.0) pts
QantasLink	**2003/04**	**2002/03**	**Change**	**2003/04**	**2002/03**	**Change**
Passengers carried ('000)	243	283	(14.1)%	1,356	1,545	(12.2)%
Revenue Passenger Kilometres (m)	155	190	(18.4)%	911	1,052	(13.4)%
Available Seat Kilometres (m)	209	257	(18.7)%	1,219	1,414	(13.8)%
Revenue Seat Factor (%)	74.2	73.9	0.3 pts	74.7	74.4	0.3 pts
Total Group Operations	**2003/04**	**2002/03**	**Change**	**2003/04**	**2002/03**	**Change**
Passengers carried ('000)	2,496	2,465	1.3%	12,526	12,641	(0.9)%
Revenue Passenger Kilometres (m)	6,761	6,528	3.6%	33,128	33,696	(1.7)%
Available Seat Kilometres (m)	8,706	8,222	5.9%	41,634	42,112	(1.1)%
Revenue Seat Factor (%)	77.7	79.4	(1.7) pts	79.6	80.0	(0.4) pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Key

(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/02/2004

TIME: 16:18:08

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

To Commence Services to Mumbai & Shanghai

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au

17/02/2004 04:18 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 115055 as follows:
Release Time: 17-Feb-2004 16:18:07
ASX Code: QAN
File Name: 115055.pdf
Your Announcement Title: Qantas to Commence Services to Mumbai and Shanghai



115055.pdf


QANTAS

Media Release

QANTAS TO COMMENCE SERVICES TO MUMBAI AND SHANGHAI

SYDNEY, 17 February 2004: Qantas said today it had applied to the International Air Services Commission for the rights to commence non-stop services from Australia to Mumbai in India and Shanghai in China.

The Executive General Manager of Qantas Airlines, John Borghetti, said the Mumbai services would operate three times per week from 1 September 2004 on two-class Boeing 747-300 aircraft.

"These new services will, for the first time, operate non-stop to Mumbai, leaving Sydney on Wednesdays, Fridays and Sundays and landing in Mumbai 11.5 hours later," he said.

Mr Borghetti said Qantas was also finalising plans to fly to Shanghai by the end of 2004.

"India is one of the fastest growing economies in the world and the burgeoning trade relationship between Australia and India has increased demand for business travel between our two countries," Mr Borghetti said.

"In total, inbound passenger numbers from India to Australia are on the rise.

"We are very excited about renewing our long-standing relationship with India which began in the 1940s, when our services stopped over in Calcutta."

Mr Borghetti said the new services highlighted the fact that Qantas' international operations were recovering from the devastating impact of the Iraq war and SARS.

"While we have been adding capacity to routes we currently serve through more flights and larger aircraft, Qantas is particularly pleased to be able to add new destinations to the Qantas network and provide more opportunities for tourists to come to Australia."

Qantas has recently announced it will:

- commence direct flights between Brisbane and Los Angeles from 14 June, the first time any airline has offered non-stop scheduled services on the route;
- fly non-stop between Perth and Hong Kong, and increase Brisbane-Hong Kong services, from next month; and
- increase capacity from Heathrow following the acquisition of two additional daily slots.

Issued by Qantas Corporate Communication (Q3034)
Media Enquiries: Sonya Sandham - Telephone 02 9691 3473





ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/02/2004

TIME: 09:36:54

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Reports Half Year Profit of $530.3 million

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Janine JSM11 Smith

19/02/2004 09:40 AM

To: Michael MSH61 Sharp/SYD/QANTAS@QANTAS, Belinda De Rome/SYD/QANTAS@QANTAS, Cassandra Hamlin/SYD/QANTAS@QANTAS, Katie Pearson/SYD/QANTAS@QANTAS, Colin Storrie/SYD/QANTAS@QANTAS, Kevin Fletcher/SYD/QANTAS@QANTAS
cc: Brett BJO13 Johnson/SYD/QANTAS@QANTAS, russell.mailler@asxperpetual.com.au
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

Receipt 2/2

----- Forwarded by Janine JSM11 Smith/SYD/QANTAS on 19/02/2004 09:37 AM -----



ASX.Online@asx.com.au

19/02/2004 09:37 AM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 115526 as follows:
Release Time: 19-Feb-2004 09:36:53
ASX Code: QAN
File Name: 115526.pdf
Your Announcement Title: Media Release - Qantas Results Half-Year Ended 31/12/03

115526.pdf


QANTAS

Media Release

QANTAS RESULTS

FOR THE HALF YEAR ENDED 31 DECEMBER 2003

HIGHLIGHTS

- Profit before tax of $530.3 million
- Net profit after tax of $357.8 million
- Revenue of $5.8 billion
- Fully franked interim dividend of 8 cents per share
- Earnings per share of 19.9 cents per share

QANTAS REPORTS HALF YEAR PROFIT OF $530.3 MILLION

SYDNEY, 19 February 2004: Qantas today announced a profit before tax of $530.3 million for the six months to 31 December 2003. The net profit after tax was $357.8 million.

The Directors declared a fully franked interim dividend of 8 cents per share.

The Chairman of Qantas, Margaret Jackson, described the result as excellent given the circumstances existing in the aviation industry.

Ms Jackson said all the company's businesses had returned to profitability during the period, following the severe impact of the war in Iraq and SARS in the first half of 2003.

"Qantas has responded quickly and effectively to the many challenges that have hit aviation in recent years, while continuing to invest in product, aircraft and technology," she said.

"This has put us in a good position to take advantage of what appears to be a return to more stable market conditions."

The Chief Executive Officer and Managing Director of Qantas, Geoff Dixon, said the main drivers of the half-year result were:

- a strong performance in the domestic market, due largely to a simplified fare structure and an overall improvement in the efficiency of the domestic operation;
- improved efficiency from cost-reduction initiatives and the introduction of new aircraft;
- a recovery in the international market in the second half of the six month period; and
- continued improvement in earnings from subsidiary businesses, particularly Qantas Holidays and Qantas Flight Catering.

Mr Dixon said total revenue for the six months fell by 4.4 per cent, or $267.8 million, compared to the corresponding period in 2002.

"This was entirely due to the continued impact of SARS and the war in Iraq in July, August and September when international capacity was still down by 10.5 per cent.

"Revenue recovered well in October, November and December when the low-yielding SARS 'recovery' fares ended."

Total revenue was down $228.7 million in the first three months but recovered to be down only $39.1 million in the second three months.

Mr Dixon said the total revenue fall of 4.4 per cent was offset by a reduction in expenditure of 6.0 per cent, or $332.5 million.

"Our Sustainable Future Program aims to cut net operating costs by $1 billion over two years, with $350 million designated for 2003/04," he said.

"We are on track to exceed the target of $350 million and will reduce costs by $500 million in 2003/04, of which $221 million has been achieved in the first half.

"This program is now going to be extended over another year and the expenditure reduction target increased by another $500 million."

Mr Dixon said the expenditure reduction had been achieved despite depreciation and amortisation costs increasing by 49.4 per cent to $536.2 million as a result of the purchase of new aircraft and investment in product improvements.

"We are confident of the industry's growth prospects and believe Qantas is well placed to participate profitably in this growth," Mr Dixon said.

"However, as we plan to invest a further $7 billion in aircraft, product and technology between now and mid-2006, it is imperative that we continue to remove inefficiencies and grow revenue in all our business segments."

During the half-year, Qantas:

- took delivery of eight new aircraft – three Boeing 737-800s, one Extended Range Boeing 747-400, two Airbus A330s and two Dash 8-300s;

- launched its new International Business Class, a $385 million investment featuring Skybed, the award-winning sleeper seat, and 1,200 dedicated and specially trained First and Business Class flight attendants;

- introduced a world-first Short Message Service (SMS) system allowing all international customers to use their in-seat telephone handset to send messages and receive replies; and

- continued to expand and refurbish its international network of lounges with improved facilities opening in Los Angeles, Perth, Canberra, Gold Coast and Townsville.

Qantas also entered into agreements to acquire:

- the former Ansett engine maintenance facility in Melbourne through a joint venture with Patrick Corporation, providing additional engine maintenance jobs in Australia; and

- the express road freight operator Star Track Express through a joint venture with Australia Post, adding to the quality portfolio of freight businesses operated by Qantas.

Qantas continued its major investment in technology that will deliver substantial efficiency gains in the years ahead.

Mr Dixon said Qantas' new low cost carrier Jetstar would launch in May with its route network and fare structure to be announced later this month.

"We are confident Jetstar will commence with a cost base of 8.25 cents per ASK compared to Virgin's unit cost of 8.72 cents per ASK, as stated in its prospectus.

"This confidence is based on certified agreements Jetstar has with its staff and Unions and contracts already signed with suppliers.

"When Jetstar has an all A320 aircraft fleet, we expect its cost base to be 7.8 cents per ASK."

Mr Dixon said Jetstar would complement the premium Qantas domestic product.

"Qantas domestic will continue to offer a two-class, full service product with increased frequency on key business routes," he said.

"The latest official figures show that Qantas' domestic market share is 66.2 per cent with Virgin Blue, Rex and other carriers making up the remaining 33.8 per cent.

"From what we know of the capacity plans of Virgin Blue and the other domestic carriers over the next two years, and our own plans for capacity increases, the three-product offering of Qantas, Jetstar and QantasLink will have around 65 per cent of the domestic market.

"This is our line in the sand and we will provide the capacity and infrastructure to defend it against Virgin Blue and the other carriers. This is the most profitable course of action for our business."

Group Revenue

Total revenue for the half-year was $5.8 billion, a decrease of $267.8 million or 4.4 per cent. Excluding the unfavourable impact of foreign exchange rate movements, total revenue decreased by 0.7 per cent.

Passenger revenue decreased by 4.8 per cent (0.9 per cent excluding exchange), reflecting a drop in RPKs of 0.8 per cent and a decline in yield of 1.1 per cent.

Expenditure

Total expenditure, excluding net borrowing costs, decreased by 6.0 per cent to $5.2 billion. Excluding the favourable impact of foreign exchange rate movements, total expenditure decreased by 1.1 per cent.

Cost per Available Seat Kilometre, excluding the impact of exchange, decreased by 0.9 per cent.

Manpower expenditure decreased by 2.5 per cent. Wage and salary rises under EBA settlements were offset by a 3.5 per cent reduction in full-time employees from the restructuring program implemented during the SARS and Iraq War crises and other productivity improvements implemented under the Sustainable Future program.

Aircraft operating variable costs decreased by 11.3 per cent or $141.7 million. International landing fees and aviation charges fell 5.1 per cent in line with international movements while engineering material costs fell 6.5 per cent including savings from the progressive disposal of the B767-200 fleet.

Fuel costs decreased by 20.3 per cent or $164.6 million. The underlying fuel price was 7.5 per cent higher than the comparative half-year, increasing costs by $31.0 million. However, favourable foreign exchange rate movements reduced fuel costs by $116.3 million and hedging benefits were $46.9 million better than the previous half-year. In addition, decreased flying and fuel efficiency gains from new fleet acquisitions reduced fuel consumption by 3.8 per cent.

Depreciation and amortisation charges increased by 49.4 per cent or $177.2 million. Major increases included depreciation of $85.9 million on new aircraft and product compared to the previous half-year. A change in the residual value assumption for wide-bodied aircraft increased depreciation charges by $15.0 million.

Net borrowing costs increased by $47.5 million. This reflected lower capitalised interest into aircraft progress payments of $24.2 million (compared with $49.3 million in the comparative half-year) and increased borrowings and higher interest rates.

The net impact of favourable foreign exchange movements was $45.2 million.

International operations

International market conditions gradually recovered across all routes in the period following price-driven initiatives to stimulate demand following the Iraq war and SARS.

Earnings before interest and tax (EBIT) for international operations, including Australian Airlines, totalled $200.1 million, a decrease of $61.3 million on the corresponding period. International RPKs decreased by 1.5 per cent while yields deteriorated marginally by 0.2 per cent.

Australian Airlines, which commenced operations in October 2002, launched its second phase of routes focusing primarily on the outbound Australia market to Bali and Sabah in July 2003. A fifth B767-300 aircraft was added to the fleet in October 2003, which saw a return to pre-SARS capacity to Osaka, Fukuoka and Hong Kong.

Domestic operations

Domestic operations, including QantasLink, contributed $323.9 million in EBIT, up 63.7 per cent on the comparative half-year. The introduction of the new fare structure in July 2003 contributed to an increase in RPKs of 0.6 per cent and minimised yield deterioration to 2.8 per cent (after excluding the unfavourable impact of foreign exchange movements).

Qantas Holidays

Qantas Holidays increased EBIT by 24.4 per cent to $24.0 million, primarily due to stronger domestic demand. While the residual impact of SARS reduced international tourism during July and August 2003, travel to Asia has recovered toward pre-SARS levels. The appreciation of the Australian dollar, coupled with continued cost control, has contributed towards an improvement in profitability.

Qantas Flight Catering

Qantas Flight Catering's EBIT improved by 27.3 per cent to $46.6 million. Additional contracts were secured with third party airlines and cost savings were achieved through a variety of programs across the various catering centres.

Balance Sheet and Cash Flow

Net cashflows from operations totalled $966.6 million, up 6.3 percent on the comparative half-year. Net cashflows from investing activities totalled $1,229.8 million and included capital expenditure predominantly related to new aircraft progress payments, aircraft reconfiguration costs, engine modifications and spares, and the acquisition of Star Track Express.

The net cash position as at 31 December 2003 decreased by $364.1 million to $1.7 billion compared to 30 June 2003, primarily as a result of the Star Track Express acquisition.

Book debt to equity ratio (including operating leases and hedges) moved from 51:49 at 30 June 2003 to 50:50 at 31 December 2003, principally as a result of stronger earnings during the half-year.

Interest cover (EBIT divided by net interest expense) for the period was 8.4 times compared to 22.6 times for the comparative half-year which included higher levels of capitalised interest costs.

Earnings per share dropped 5.2 per cent to 19.9 cents per share because there were more shares on issue compared with the half year to 31 December, 2002.

Outlook

Historically, Qantas earns 60 per cent of its profits in the first half of the financial year. Trading conditions so far this year show that Qantas is on track to achieve a full year profit in line with this trend.

The fully franked interim ordinary dividend of 8 cents per share is payable on 7 April 2004, with a record date (books close) of 10 March 2004.

Issued by Qantas Corporate Communication (Q3035)
Media Enquiries: Michael Sharp - Telephone 02 9691 3469


ASX
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FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/02/2004

TIME: 09:35:23

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report & Half Year Accounts

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Janine JSM11 Smith

19/02/2004 09:39 AM

To: Michael MSH61 Sharp/SYD/QANTAS@QANTAS, Belinda De Rome/SYD/QANTAS@QANTAS, Cassandra Hamlin/SYD/QANTAS@QANTAS, Katie Pearson/SYD/QANTAS@QANTAS, Colin Storrie/SYD/QANTAS@QANTAS, Kevin Fletcher/SYD/QANTAS@QANTAS

cc: Brett BJO13 Johnson/SYD/QANTAS@QANTAS, russell.mailler@asxperpetual.com.au

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

Receipt 1/2

----- Forwarded by Janine JSM11 Smith/SYD/QANTAS on 19/02/2004 09:36 AM -----



ASX.Online@asx.com.au

19/02/2004 09:35 AM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

```
ASX confirms the release to the market of Doc ID: 115522 as follows:
Release Time: 19-Feb-2004  09:35:18
ASX Code: QAN
File Name: 115522.pdf
Your Announcement Title: Qantas Financial Report - Half-Year Ended 31/12/03
```

115522.pdf

QANTAS AIRWAYS LIMITED AND CONTROLLED ENTITIES

FINANCIAL REPORT

FOR THE HALF-YEAR ENDED

31 DECEMBER 2003

ABN 16 009 661 901

ASX CODE: QAN

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

TABLE OF CONTENTS

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	31-Dec-03 $m	31-Dec-02 $m	Change $m	Change %
Revenue from ordinary activities [1]	5,801.8	6,069.6	(267.8)	down 4.4%
Profit from ordinary activites after tax attributable to members	357.8	352.5	5.3	up 1.5%
Net profit for the period attributable to members	357.8	352.5	5.3	up 1.5%

1 *Passenger recoveries are disclosed as part of net passenger revenue. Previously, these were netted against the relevant expenditure category. Comparatives have been adjusted accordingly. The impact of this change for the prior half-year is to increase net passenger revenue by $186.4 million.*

DIVIDENDS

31 December 2003 interim dividend - to be paid 7 April 2004

Amount per security (cents)	8.0
Franked amount per security at 30% tax	8.0
Record date for determining entitlements to the dividend	10 March 2004
Date the dividend is payable	7 April 2004
Total dividend declared ($m)	145.8

Qantas operates a Dividend Reinvestment Plan (DRP) under which shareholders can reinvest the dividends payable on participating shares in newly issued Qantas shares.

Last date for receipt of election notice for participation in dividend reinvestment plan	10 March 2004

EXPLANATION OF RESULTS

Please refer to the attached Press Release and commentary included in the Directors' Report for an explanation of the results.

OTHER INFORMATION

	31-Dec-03 $	31-Dec-02 $
Net Tangible Assets per ordinary share	2.99	2.97

Entities over which control gained or lost during the period:

QF Dash 8 Leasing Pty Limited was incorporated on 25 November 2003 to facilitate the re-financing of 14 Dash 8 aircraft.

Details of associates and joint venture entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
	December 2003	December 2002	December 2003 $m	December 2002 $m
Equity accounted associates and joint ventures				
Air Pacific Limited	46.32%	46.32%	0.2	3.9
Australian Air Express Pty Limited	50.00%	50.00%	6.2	7.7
Engine Services Company Pty Limited [1]	50.00%	0.00%	0.0	0.0
Hallmark Aviation Services LP	49.00%	49.00%	(0.1)	0.9
Harvey Holidays Pty Limited	50.00%	50.00%	0.3	0.1
Holidays Tours and Travel (Thailand) Limited	36.80%	36.80%	0.0	0.0
Jupiter Air Oceania Limited	47.62%	47.62%	0.0	0.1
Star Track Express Holdings Pty Limited [2]	50.00%	0.00%	0.0	0.0
TET Limited	36.80%	36.80%	0.0	0.0
Travel Software Solutions Pty Limited	50.00%	50.00%	(0.3)	(0.1)
Total			6.3	12.6

1 On 26 September 2003, Qantas and Patrick Corporation Limited established a joint venture company, Engine Services Company Pty Limited ("ESCO") to provide jet engine maintenance services.

2 On 23 December 2003, Qantas and Australia Post acquired the share capital of Tubuli Pty Limited, trading as Star Track Express. The acquisition was made via Star Track Express Holdings Pty Limited, which is owned in equal parts by Qantas and Australia Post.

DIRECTORS' REPORT

The Directors present their report together with the consolidated financial report for the half-year ended 31 December 2003 and the independent auditors' review report thereon.

DIRECTORS

The Directors of Qantas Airways Limited at any time during or since the end of the half-year are as follows:

Name	Period of Directorship
Margaret Jackson *Chairman*	*Director since July 1992 - appointed Chairman August 2000*
Geoff Dixon *Chief Executive Officer*	*Director since August 2000*
Peter Gregg *Chief Financial Officer*	*Director since September 2000*
Paul Anderson	*Director since September 2002*
Mike Codd	*Director since January 1992*
Patricia Cross	*Appointed 1 January 2004*
Trevor Eastwood	*Director since October 1995*
Jim Kennedy	*Director since October 1995*
Trevor Kennedy	*Director since April 1994 - resigned 17 November 2003*
Roger Maynard	*Director since March 1993*
John Schubert	*Director since October 2000*
Nick Tait	*Director since March 1993*

REVIEW OF OPERATIONS

The Qantas Group achieved a net profit after tax for the half-year of $357.8 million, representing an increase of $5.3 million or 1.5 percent compared to the comparative half-year.

Total revenue for the half-year decreased by $267.8 million or 4.4% percent to $5.8 billion. Excluding the unfavourable impact of foreign exchange rate movements, this decrease amounted to 0.7 percent. Revenue Passenger Kilometres (RPKs) decreased by 0.8 percent on decreased capacity of 0.5 percent while yield (excluding exchange) deteriorated by 1.1 percent.

Total expenditure, excluding net interest expense, decreased by $332.5 million or 6.0 percent to $5.2 billion. Excluding the favourable impact of foreign exchange rate movements, this decrease amounted to 1.1 percent.

International operations contributed EBIT of $196.7 million, a decrease of $67.2 million compared to the comparative half-year. RPKs reduced by 5.8 percent on reduced capacity of 5.2 percent, leading to a decrease in passenger load factor of 0.6 percentage points. Yield, excluding the impact of adverse movements in foreign exchange, increased by 0.1 percent.

DIRECTORS' REPORT (continued)

Domestic operations contributed $270.9 million in EBIT, an increase of 69.2 percent over the comparative half-year. RPKs increased by 2.2 percent while capacity increased by 0.2 percent leading to an increase in passenger load factor of 1.6 percentage points. Yield, excluding the impact of movements in foreign exchange rates, decreased by 2.2 percent.

EBIT for subsidiary operations increased by $21.1 million or 18.7 percent to $133.9 million due to improved performances by Qantas Holidays, QantasLink and Qantas Flight Catering.

ROUNDING

The Company is of a kind referred to in ASIC Class Order No. 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the Directors' Report and the Financial Report have been rounded off to the nearest one hundred thousand dollars, unless otherwise stated.

Signed pursuant to a Resolution of the Directors:

MARGARET JACKSON
Chairman

GEOFF DIXON
Chief Executive Officer

Sydney, 18 February 2004

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

for the half-year ended 31 December 2003

	December 2003 $m	December 2002 $m
Sales and operating revenue		
Net passenger revenue [1,2]	4,613.1	4,844.7
Net freight revenue [1]	241.0	279.6
Tours and travel revenue	363.6	398.1
Contract work revenue	245.7	274.7
Other sources [3,4]	338.4	272.5
	5,801.8	**6,069.6**
Expenditure		
Manpower and staff related	1,471.7	1,509.1
Selling and marketing [1]	272.6	312.8
Aircraft operating - variable [2]	1,113.5	1,255.2
Fuel and oil	644.9	809.5
Property	148.5	140.4
Computer and communication	216.3	212.6
Depreciation and amortisation	536.2	359.0
Non-cancellable operating lease rentals	134.5	140.1
Tours and travel cost of sales	294.7	329.5
Capacity hire	157.5	217.3
Other [2,5]	216.2	259.9
Share of net profit of associates	(6.3)	(12.6)
	5,200.3	**5,532.8**
Earnings before interest and tax	**601.5**	**536.8**
Net borrowing costs	(71.2)	(23.7)
Profit from ordinary activities before related income tax expense	**530.3**	**513.1**
Income tax expense related to ordinary activities	(171.3)	(159.1)
Net profit	**359.0**	**354.0**
Outside equity interests in net profit	(1.2)	(1.5)
Net profit attributable to members of the Company	**357.8**	**352.5**
Non-owner Transaction Changes in Equity		
Net exchange differences recognised in equity	(1.1)	0.2
Net increase / (decrease) in retained earnings on initial adoption of:		
AASB 1028 "Employee Benefits"	-	(3.7)
AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets	-	140.7
Total transactions and adjustments recognised directly in equity	(1.1)	137.2
Total changes in equity not resulting from transactions with owners as owners	**356.7**	**489.7**
Earnings per share (EPS)		
Basic earnings per share (cents)	19.9	21.0
Diluted earnings per share (cents)	19.8	20.9

1 Passenger and freight revenue is disclosed net of both sales discount and interline / IATA commission.

2 Passenger recoveries are disclosed as part of net passenger revenue. Previously, these were netted against the relevant expenditure category. Comparatives have been adjusted accordingly. The impact of this change for the prior half-year is to increase net passenger revenue by $186.4 million, increase aircraft operating - variable expenditure by $96.0 million and increase other expenditure by $90.4 million.

3 Excludes proceeds on sale including sale and operating leaseback of non-current assets of $215.6 million (2002: $30.5 million), and interest revenue of $57.2 million (2002: $44.5 million) which is included in net borrowing costs.

4 Revenue from other sources includes revenue from aircraft charter and leases, property income, Qantas Club and Frequent Flyer membership fees, freight terminal and service fees, commission revenue and other miscellaneous income.

5 Other expenses include contract work materials, printing, stationery, insurance and other miscellaneous expenses.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as at 31 December 2003

	December 2003 $m	June 2003 $m
Current assets		
Cash	405.2	121.9
Receivables	2,399.2	2,867.0
Net receivables under hedge/swap contracts	481.3	330.9
Inventories	419.2	430.3
Other	191.4	204.3
Total current assets	**3,896.3**	**3,954.4**
Non-current assets		
Receivables	286.4	176.5
Net receivables under hedge/swap contracts	963.0	1,014.9
Investments accounted for using the equity method	320.7	68.3
Other investments	104.8	101.9
Property, plant and equipment	11,806.9	11,432.5
Intangible assets	158.9	119.6
Deferred tax assets	7.8	44.7
Other	72.9	61.0
Total non-current assets	**13,721.4**	**13,019.4**
Total assets	**17,617.7**	**16,973.8**
Current liabilities		
Payables	2,154.1	2,109.1
Interest bearing liabilities	328.9	971.1
Net payables under hedge/swap contracts	240.2	46.6
Provisions	404.3	435.9
Current tax liabilities/(receivable)	(94.8)	(4.7)
Revenue received in advance	1,428.1	1,158.4
Deferred lease benefits/income	51.9	50.6
Total current liabilities	**4,512.7**	**4,767.0**
Non current liabilities		
Interest bearing liabilities	5,679.9	5,391.9
Net payables under hedge/swap contracts	495.3	340.9
Provisions	354.1	354.1
Deferred tax liabilities	737.5	603.0
Deferred lease benefits/income	219.7	254.8
Total non-current liabilities	**7,486.5**	**6,944.7**
Total liabilities	**11,999.2**	**11,711.7**
Net assets	**5,618.5**	**5,262.1**
Equity		
Contributed equity	3,917.6	3,757.9
Reserves	52.9	54.0
Retained profits	1,632.8	1,435.9
Equity attributable to members of the Company	**5,603.3**	**5,247.8**
Outside equity interests in controlled entities	15.2	14.3
Total equity	**5,618.5**	**5,262.1**

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

for the half-year ended 31 December 2003

	December 2003 $m	December 2002 $m
Cash flows from operating activities		
Cash receipts in the course of operations	6,246.6	6,662.8
Cash payments in the course of operations	(5,085.6)	(5,604.5)
Interest received	57.2	43.1
Borrowing costs paid	(165.8)	(115.5)
Dividends received	4.3	6.3
Income taxes paid	(90.1)	(83.1)
Net cash provided by operating activities	**966.6**	**909.1**
Cash flows from investing activities		
Payments for property, plant and equipment	(1,104.6)	(2,000.5)
Receipts for aircraft security deposits	57.8	124.2
Total payment for purchases of property, plant and equipment and aircraft security deposits	(1,046.8)	(1,876.3)
Proceeds from sale of property, plant and equipment	43.9	30.5
Proceeds from sale and leaseback of non-current assets	171.7	-
Payments for investments, net of cash acquired	(252.9)	(92.8)
Advances of investment loans	(118.5)	-
Payments for other intangibles	(27.2)	-
Net cash used in investing activities	**(1,229.8)**	**(1,938.6)**
Cash flows from financing activities		
Repayment of borrowings/swaps	(880.2)	(359.6)
Proceeds from borrowings	780.4	1,811.3
Net proceeds from the issue of shares	90.5	701.4
Dividends paid	(91.6)	(85.0)
Net cash provided by / (used in) financing activities	**(100.9)**	**2,068.1**
Net increase / (decrease) in cash held	**(364.1)**	**1,038.6**
Cash at the beginning of the financial period	2,015.9	785.2
Cash at the end of the financial period	**1,651.8**	**1,823.8**

Reconciliation of cash

Cash as at the end of the financial period as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

	December 2003 $m	December 2002 $m
Cash on hand and at bank	168.4	90.6
Cash at call	236.8	123.0
Short term money market securities and term deposits	1,246.6	1,610.2
Cash at the end of the financial period	**1,651.8**	**1,823.8**

Non-cash financing and investing activities

During the period 21,151,352 (2002: 14,068,609) shares were issued under the Dividend Reinvestment Plan. Dividends settled in shares rather than cash during the period totalled $69.3 million (2002: $55.7 million).

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2003

Note 1. Basis of Preparation of Half-Year Financial Report

This half-year consolidated financial report is a general purpose financial report prepared in accordance with Accounting Standard AASB 1029 *Interim Financial Reporting*, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

This report has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or fair values of assets.

The accounting policies adopted in this report are the same as those applied in the annual financial report for the year ended 30 June 2003.

This financial report does not include notes of the type normally included in an annual financial report. It is to be read in conjuntion with the annual report for the year ended 30 June 2003 and any public announcements made by Qantas Airways Limited during the half-year in accordance with the continuous disclosure requirements of the Listing Rules of the Australian Stock Exchange.

The current reporting period in the financial report is the half-year ended 31 December 2003 while the corresponding prior period is the half-year ended 31 December 2002.

Note 2. Retained Profits

	December 2003 $m	December 2002 $m
Retained profits at the beginning of the financial period	1,435.9	1,239.1
Net profit attributable to members of the Company	357.8	352.5
Net effect of changes in accounting policies:		
AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	-	140.7
AASB 1028 "Employee Benefits"	-	(3.7)
Dividends and other equity distributions paid or payable	(160.9)	(141.7)
Retained profits at the end of the financial period	**1,632.8**	**1,586.9**

Note 3. Dividends

A fully franked final dividend of 9 cents per ordinary share was paid on 1 October 2003 in relation to the financial year ended 30 June 2003. The total amount of the dividend declared was $159.7 million.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2003

Note 4. Contingent Liabilities

Two matters subject to litigation totalling $48.7 million reported in the 30 June 2003 annual report as contingent liabilities have been resolved during the financial period with no financial impact on the Qantas Group. One new claim has arisen during the reporting period which is still subject to clarification by the plaintiff.

Qantas, and other airlines, are subject to an Application for Leave to Appeal to the High Court of Australia and House of Lords in the UK concerning actions brought by passengers alleging damage as a result of Deep Vein Thrombosis. Qantas remain confident that the matter will be resolved in its favour. The financial effect of an adverse finding cannot be quantified and is included here only for information.

Note 5. Post Balance Date Events

There has not arisen in the interval between the end of the financial period and the date of this report, any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors, to significantly affect the operations of the Qantas Group, the results of those operations, or the state of affairs of the Qantas Group, in this financial period or in future financial periods.

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2003

Note 6. Segment Reporting

Qantas operates predominantly in three business segments, being Aircraft Operations, Tours and Travel and Catering.

Analysis by business segments	Aircraft Operations $m		Tours and Travel $m		Catering $m		Eliminations $m		Consolidated $m	
	Dec-03	Dec-02	Dec-03	Dec-02	Dec-03	Dec-02	Dec-03	Dec-02	Dec-03	Dec-02
Revenue										
External segment revenue	5,354.0	5,593.0	363.6	398.1	84.2	78.5	-	-	5,801.8	6,069.6
Inter-segment revenue	195.5	188.6	158.5	199.3	181.6	180.9	(535.6)	(568.8)	-	-
Total segment revenue	**5,549.5**	**5,781.6**	**522.1**	**597.4**	**265.8**	**259.4**	**(535.6)**	**(568.8)**	**5,801.8**	**6,069.6**
Share of net profit of associates	6.3	12.6	-	-	-	-	-	-	6.3	12.6
Earnings before interest and tax	532.7	506.4	24.0	19.3	46.6	36.6	(1.8)	(25.5)	601.5	536.8
Net interest expense									(71.2)	(23.7)
Profit from ordinary activities before tax									530.3	513.1
Income tax expense relating to ordinary activities									(171.3)	(159.1)
Net profit									**359.0**	**354.0**
Depreciation and amortisation	530.3	352.8	0.8	0.9	5.1	5.3	-	-	536.2	359.0
Non-cash expenses / (income)	(37.7)	22.9	(1.2)	(0.1)	-	0.1	-	-	(38.9)	22.9
Assets										
Segment assets	16,728.8	16,521.1	451.7	344.8	232.1	174.6	(115.6)	(135.0)	17,297.0	16,905.5
Equity accounted investments	319.5	67.2	1.2	1.1	-	-	-	-	320.7	68.3
Consolidated total assets	**17,048.3**	**16,588.3**	**452.9**	**345.9**	**232.1**	**174.6**	**(115.6)**	**(135.0)**	**17,617.7**	**16,973.8**
Consolidated total liabilities	**11,752.0**	**11,550.3**	**343.7**	**256.0**	**152.4**	**125.1**	**(248.9)**	**(219.7)**	**11,999.2**	**11,711.7**
Acquisition of non-current assets	1,103.3	1,995.2	0.3	1.1	1.0	4.2	-	-	1,104.6	2,000.5

NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 31 December 2003

Note 6. Segment reporting (continued)

Passenger, freight and other services revenue from domestic services within Australia is attributed to the Australian area. Passenger, freight and other services revenue from inbound and outbound services between Australia and overseas is allocated proportionately to the area in which the sale was made. Other operating revenue is not allocated to a geographic area as it is impractical to do so.

For the period ended 31 December 2003, the principal assets of the business comprised the aircraft fleet, all (except one) of which were registered and domiciled in Australia. These assets are used flexibly across the route network. Accordingly there is no suitable basis of allocating such assets and the related liabilities between geographic areas.

Operating profit resulting from turnover generated in each geographic area according to origin of sale is not disclosed as it is neither practical nor meaningful to allocate the Group's operating expenditure on that basis.

Analysis of total revenue by geographic region
This analysis is by geographic sales region and does not represent revenue by route group.

	December 2003 $m	December 2002 $m
Passenger, freight and other services revenue		
Australia	3,448.2	3,408.4
United Kingdom and Europe	435.5	459.3
Japan	219.9	359.7
South East Asia/North East Asia	170.2	301.5
The Americas and the Pacific	407.8	409.0
New Zealand	191.0	240.5
Other regions	128.9	70.4
	5,001.5	**5,248.8**
Other operating revenue		
Tours and Travel	363.6	398.1
Contract work revenue	245.7	274.7
Other unallocated revenue	191.0	148.0
Total sales and operating revenue	**5,801.8**	**6,069.6**
Other revenue		
Interest Revenue	57.2	44.5
Proceeds from sale of property, plant and equipment	43.9	30.5
Proceeds on sale and leaseback	171.7	-
Total other revenue	**272.8**	**75.0**
Total revenue	**6,074.6**	**6,144.6**

DIRECTORS' DECLARATION

In the opinion of the Directors of Qantas Airways Limited:

(a) the financial statements and notes set out on pages 5 to 11, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2003 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

(ii) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed pursuant to a Resolution of the Directors:

MARGARET JACKSON
Chairman

GEOFF DIXON
Chief Executive Officer

Sydney, 18 February 2004

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF QANTAS AIRWAYS LIMITED

Scope

We have reviewed the financial report of Qantas Airways Limited (the "Company") for the half-year ended 31 December 2003, consisting of the condensed consolidated statement of financial performance, condensed consolidated statement of financial position, condensed consolidated statement of cash flows, accompanying notes 1 to 6 and the directors' declaration set out on pages 5 to 12. The financial report includes the condensed consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year. The Company's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position and performance as represented by the results of its operations and its cash flows and in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Qantas Airways Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2003 and of its performance for the half-year ended on that date; and

  (ii) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

KPMG

Mark Epper
Partner
Sydney, 18 February 2004

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

OPERATIONAL STATISTICS
for the half-year ended 31 December 2003

(Unaudited)		Half-Year Ended 31 Dec 2003	Half-Year Ended 31 Dec 2002	Percentage Increase/ (Decrease)
DOMESTIC - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	9,005	8,785	2.5
Revenue passenger kilometres (RPK)	m	12,111	11,854	2.2
Available seat kilometres (ASK)	m	14,885	14,858	0.2
Revenue seat factor	%	81.4	79.8	1.6 pts
INTERNATIONAL - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	4,180	4,466	(6.4)
Revenue passenger kilometres (RPK)	m	25,597	27,180	(5.8)
Available seat kilometres (ASK)	m	31,990	33,735	(5.2)
Revenue seat factor	%	80.0	80.6	(0.6) pts
Revenue freight tonne kilometres (RFTK)	m	764	838	(8.8)
CORE AIRLINE - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	13,185	13,251	(0.5)
Revenue passenger kilometres (RPK)	m	37,708	39,034	(3.4)
Available seat kilometres (ASK)	m	46,875	48,593	(3.5)
Revenue seat factor	%	80.4	80.3	0.1 pts
Average passenger journey length	km	2,860	2,946	(2.9)
Available tonne kilometres (ATK)	m	6,094	6,551	(7.0)
FINANCIAL				
Yield (passenger revenue per RPK)	c	10.53	10.98	(4.1)
PRODUCTIVITY				
Average full-time employee strength	#	27,078	27,883	(2.9)
RPK per employee	000	2,762	2,777	(0.5)
ASK per employee	000	3,434	3,457	(0.7)
Aircraft utilisation (average per day)	Hrs	10.3	11.0	(0.7) hrs
QANTASLINK - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	1,588	1,827	(13.1)
Revenue passenger kilometres (RPK)	m	1,059	1,237	(14.4)
Available seat kilometres (ASK)	m	1,427	1,675	(14.8)
Revenue seat factor	%	74.2	73.9	0.3 pts
AUSTRALIAN AIRLINES - SCHEDULED SERVICES				
TRAFFIC AND CAPACITY				
Passengers carried	000	334	83	302.4
Revenue passenger kilometres (RPK)	m	1,652	472	250.0
Available seat kilometres (ASK)	m	2,383	680	250.4
Revenue seat factor	%	69.3	69.4	(0.1) pts
TOTAL GROUP OPERATIONS				
TRAFFIC AND CAPACITY				
Passengers carried	000	15,107	15,161	(0.4)
Revenue passenger kilometres (RPK)	m	40,419	40,743	(0.8)
Available seat kilometres (ASK)	m	50,685	50,948	(0.5)
Revenue seat factor	%	79.7	80.0	(0.3) pts
Aircraft in service at period end	#	192	187	5 units
FINANCIAL				
Yield (passenger revenue per RPK)	c	10.83	11.42	(5.2)
PRODUCTIVITY				
Average full-time equivalent employees	#	33,552	34,770	(3.5)
RPK per employee	000	2,390	2,324	2.8
ASK per employee	000	2,997	2,907	3.1

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

DETAILED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
for the half-year ended 31 December 2003

(Unaudited)	Half-Year Ended 31 Dec 2003 $m	Half-Year Ended 31 Dec 2002 $m	Percentage Fav/ (Unfav) %
Sales and Operating Revenue			
Net Passenger Revenue [1,2]	4,613.1	4,844.7	(4.8)
Net Freight Revenue [1]	241.0	279.6	(13.8)
Tour and Travel Sales	363.6	398.1	(8.7)
Contract Work Revenue	245.7	274.7	(10.6)
Other Sources [3,4]	338.4	272.5	24.2
Sales and Operating Revenue	**5,801.8**	**6,069.6**	**(4.4)**
Expenditure			
Manpower and Staff Related	1,471.7	1,509.1	2.5
Selling and Marketing [1]	272.6	312.8	12.9
Aircraft Operating - Variable [2]	1,113.5	1,255.2	11.3
Fuel and Oil	644.9	809.5	20.3
Property	148.5	140.4	(5.8)
Computer and Communication	216.3	212.6	(1.7)
Depreciation and Amortisation	536.2	359.0	(49.4)
Non-Cancellable Operating Lease Rentals	134.5	140.1	4.0
Tour and Travel Cost Of Sales	294.7	329.5	10.6
Capacity Hire	157.5	217.3	27.5
Other [2,5]	216.2	259.9	16.8
Share of Net Profit of Associates	(6.3)	(12.6)	(50.0)
Expenditure	**5,200.3**	**5,532.8**	**6.0**
Earnings Before Interest and Tax (EBIT)	**601.5**	**536.8**	**12.1**
Net Borrowing Costs	(71.2)	(23.7)	(200.4)
Profit from Operating Activities Before Related Income Tax Expense	**530.3**	**513.1**	**3.4**
Income Tax Expense Relating to Ordinary Activities	(171.3)	(159.1)	(7.7)
Net Profit	**359.0**	**354.0**	**1.4**
Outside Equity Interest in Net Profit	(1.2)	(1.5)	20.0
Net Profit Attributable to Members of the Company	**357.8**	**352.5**	**1.5**
Earnings Per Share (cents)	**19.9**	**21.0**	**(5.2)**

1 Passenger and freight revenue is disclosed net of both sales discount and interline / IATA commission.

2 Passenger recoveries are disclosed as part of net passenger revenue. Previously these were netted against the relevant expenditure category. *Comparatives have been adjusted accordingly. The impact of this change for the prior half-year is to increase net passenger* revenue by $186.4 million, increase aircraft operating variable expenditure by $96.0 million and increase other expenditure by $90.4 million.

3 Excludes proceeds on sale and sale and operating leaseback of non-current assets of $215.6 million (2002: $30.5 million), and interest revenue of $57.2 million (2002: $44.5 million) which is included in net borrowing costs.

4 Revenue from other sources includes revenue from aircraft charters and leases, property income, Qantas Club and Frequent Flyer membership fees, freight terminal and service fees, commission revenue, and other miscellaneous income.

5 Other expenses include contract work materials, printing, stationery, insurance and other miscellaneous expenses.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED EARNINGS BEFORE INTEREST AND TAX
for the half-year ended 31 December 2003

(Unaudited)	Half-Year Ended 31 Dec 2003 $m	% of Group Total $m	Half-Year Ended 31 Dec 2002 $m	% of Group Total $m
International Airline Operations	196.7	32.7	263.9	49.2
Domestic Airline Operations	270.9	45.0	160.1	29.8
Subsidiary Operations: [1]				
Qantas Holidays Group	24.0	4.0	19.3	3.6
QantasLink Group	53.0	8.8	37.8	7.0
Qantas Flight Catering Group	46.6	7.7	36.6	6.8
Australian Airlines	3.4	0.6	(2.5)	(0.5)
Qantas Defence Services	3.2	0.5	4.1	0.8
Equity Accounting	6.3	1.0	12.6	2.3
Other Subsidiaries	(2.6)	(0.3)	4.9	1.0
Total Subsidiary Operations	133.9	22.3	112.8	21.0
Group Earnings Before Interest and Tax	**601.5**	**100.0**	**536.8**	**100.0**

1 Subsidiary operations earnings before interest and tax includes profit earned on services provided to Qantas Airways Limited.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED DEBT, GEARING AND CAPITALISATION OF NON-CANCELLABLE OPERATING LEASES

as at 31 December 2003

(Unaudited)	As at 31 December 2003 $m	As at 31 December 2002 $m	Percentage Change %
Statement of Financial Position Equity	5,618.5	5,360.2	4.8
On Balance Sheet Debt [1]			
Current Debt	328.9	1,159.6	(71.6)
Non-current Debt [2]	5,679.9	4,632.4	22.6
Swap Offset [3]	(892.2)	(1,262.4)	(29.3)
Cash and Cash Equivalents [4]	(1,785.2)	(2,110.9)	(15.4)
Net Debt	3,331.4	2,418.7	37.7
Off Balance Sheet Debt			
Present Value of Non-Cancellable Operating Leases	2,084.7	2,356.6	(11.5)
Net Debt including Off Balance Sheet Debt	5,416.1	4,775.3	13.4
Revenue Hedge Receivables [5]	183.3	(175.5)	204.4
Net Debt Including Off Balance Sheet Debt and Revenue Hedge Receivables	5,599.4	4,599.8	21.7
Statement of Financial Position including Off Balance Sheet Debt			
Total Assets	19,595.5	18,811.9	4.2
Total Liabilities	14,007.9	13,676.0	2.4
Total Equity	5,587.6	5,135.9	8.8
Net Debt to Net Debt and Equity	37 : 63	31 : 69	n/a
Net Debt to Net Debt and Equity (including Off Balance Sheet Debt)	49 : 51	48 : 52	n/a
Net Debt to Net Debt and Equity (including Off Balance Sheet Debt and Revenue Hedge Receivables)	50 : 50	47 : 53	n/a
Working Capital Ratio	47 : 53	44 : 56	n/a

Notes

1. On balance sheet debt includes bank and other loans and lease liabilities.
2. Non-current debt excludes debt available to be set-off against non-current assets.
3. Swap offset is the net swap receivable calculated by aggregating the swap component of net receivables under hedge/swap contracts and net payables under hedge/swap contracts.
4. Cash and cash equivalents (included in the statement of financial position categories of cash and current receivables) includes bills of exchange and promissory notes, negotiable securities and security and term deposits. The non-current bills of exchange and aircraft security deposits have been pledged as security to providers of aircraft finance.
5. Revenue Hedge Receivables are included in the statement of financial position until the revenue to which they relate is realised. Debt to equity shown in this table is inclusive of foreign exchange movements which are effectively hedged by the balance deferred in the balance sheet. The debt to equity calculation has therefore been shown on both a hedged and unhedged debt position.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

CONSOLIDATED NET INTEREST AS A PERCENTAGE OF AVERAGE NET DEBT

as at 31 December 2003

(Unaudited)	Half-Year Ended 31 December 2003 $m	Half-Year Ended 31 December 2002 $m
Borrowing Costs		
Net Borrowing Costs	71.2	23.7
Capitalised Interest	24.2	49.3
Interest on Non-cancellable Operating Leases	62.7	46.5
Adjusted Net Interest Expense	**158.1**	**119.5**
Average Net Debt *		
Average Net Debt Including Off Balance Sheet Debt	5,095.7	4,239.0
Average Net Debt Including Off Balance Sheet Debt and Revenue Hedge Receivable	5,099.6	4,027.8
Adjusted Net Borrowing Costs as a Percentage of:		
Average Net Debt Including Off Balance Sheet Debt	6.2	5.6
Average Net Debt Including Off Balance Sheet Debt and Revenue Hedge Receivable	6.1	5.9

* Average Net Debt balances are calculated on a weighted average basis.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/02/2004

TIME: 11:33:34

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B-Long-Term Executive Incentive Plan

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

19/02/2004 11:33 AM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 115613 as follows:
Release Time: 19-Feb-2004 11:33:28
ASX Code: QAN
File Name: 115613.pdf
Your Announcement Title: Appendix 3B - Application for Quotation of Securities



115613.pdf

General Counsel
Brett Johnson



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Qantas Airways Limited (ABN 16 009 661 901) gives the ASX the following information

Part 1 - All issues

1	Class of securities issued or to be issued	Ordinary Shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued	10,470 Ordinary Shares.
3	Principal terms of the securities	N/A.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?	Yes.
5	Issue price or consideration	No issue price is payable by the Eligible Executives on the issue of shares. The Market Price on Conversion (as defined in the Terms and Conditions of the Plan) is $3.50.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To issue shares to Eligible Executives who, in accordance with the Qantas Long-Term Executive Incentive Plan (Plan) Terms and Conditions and Plan Rules have submitted a Notice of Conversion to convert Entitlements awarded on 24 November 2000 under the Plan into Ordinary Shares.
7	Dates of entering securities into uncertificated holdings or despatch of certificates	19 February 2004.

		Number	Class
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,822,259,643	Ordinary Shares

		Number	Class
9	Number and class of all securities *not* quoted on ASX (*including* the securities in clause 2 if applicable)	3,500	144a 15 June 2009 US Issue. Each Parcel of Notes has a face value of US$100,000
		40	Fixed Rate Medium Term Note, maturing 15 March 2007. Each Note has a face value of A$500,000
		1,000	Fixed Rate Medium Term Note, maturing 15 October 2007. Each Note has a face value of A$100,000
		400	Floating Rate Medium Term Note, maturing 20 June 2005. Each Note has a face value of A$100,000
		4,500	144a 20 June 2013 US Issue. Each parcel of Notes has a face value of US$100,000

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to the current policy.

Part 3 - Quotation of securities

34 Type of securities

(a) ✓ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Quotation Agreement

1 Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those securities should not be granted quotation.
- Once Qantas issues to the market the statement required by paragraph 5 of Category 1 of Schedule C to Class Order 02/1180, an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.
- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737 or 738 of the Corporations Act at the time that we request that the securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Brett Johnson
General Counsel & Company Secretary

19 February 2004


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/02/2004

TIME: 11:54:12

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

2003/04 Interim Results - Presentation to Investors

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

19/02/2004 11:54 AM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 115618 as follows:
Release Time: 19-Feb-2004 11:54:07
ASX Code: QAN
File Name: 115618.pdf
Your Announcement Title: Qantas 2003/04 Interim Results - Presentation to Investors



115618.pdf

2003/04 Interim Results
Presentation to Investors

19 February 2004

QANTAS

Highlights

		Six months to December 2003	Six months to December 2002	Increase/ (decrease) %
Sales and operating revenue*	$m	5,801.8	6,069.6	(4.4)
Expenditure*	$m	(5,200.3)	(5,532.8)	(6.0)
EBIT	$m	601.5	536.8	12.1
Net borrowing costs	$m	(71.2)	(23.7)	200.4
Profit before tax	$m	530.3	513.1	3.4
Net profit after tax	$m	357.8	352.5	1.5
Earnings per share	¢	19.9	21.0	(5.2)
Dividend per share	¢	8.0	8.0	-

* Passenger and freight revenue is now reported net of discounts and base commissions. Passenger revenue is now reported inclusive of passenger recoveries. Relevant expenditure categories and prior year comparatives have also been adjusted accordingly.

QANTAS

2

Strategy

- **To return the Qantas Group to a position where it generates a positive spread to its cost of capital**
  - Secure a competitive advantage in each of our major business segments and markets, by selectively investing in product and creating a superior customer experience
  - Grow a set of next generation flying businesses to meet specific market needs
  - Generate earnings from airline-related activities to smooth the earnings profile of the Group

3

QANTAS

Strategy

- **To return the Qantas Group to a position where it generates a positive spread to its cost of capital**
  - Implement a company reorganisation to improve accountability, transparency and collaboration
  - Achieve permanent unit cost efficiencies in all areas of the business under the Sustainable Future Program
  - Maintain investment grade credit rating

4

QANTAS

Strategy - Qantas Airlines International

- **Improve overall returns**
  - Develop relationships with major carriers in our destinations
    - British Airways, American Airlines, Japan Airlines, South African Airways
  - Develop frequency
    - Addition of three direct flights per week to United States from June 2004, taking total number of United States flights to 37 per week
    - Purchase of two daily slots at London Heathrow Airport
  - Withdraw from routes that do not generate an acceptable return
    - Rome, Buenos Aires, Bali

5

QANTAS

Strategy - Qantas Airlines International

- **Improve overall returns**
  - Continued commitment to A380
    - Will provide for growth in slot constrained airports from 2007
  - Evaluation of new market opportunities
    - China and India
  - Low-cost Jetconnect subsidiary for New Zealand flying

6

QANTAS

Strategy - Qantas Airlines International

- **Improve overall returns**
  - Continued investment in international product
    - Six three class B747-400 aircraft fitted with Skybed
    - All three class B747-400 aircraft due to be fitted with Skybed by December 2004
    - Evaluating the introduction of on-demand inflight entertainment
    - New food and service initiatives
  - Continued evaluation of consolidation and partnership opportunities

7

QANTAS

Strategy - Australian Airlines

- **Continue to profitably grow route network**
  - Commenced operations in October 2002
  - Returned to profits in September 2003
  - Took delivery of a fifth aircraft in October 2003
  - Evaluation of new market opportunities
    - Added outbound routes of Bali and Sabah from Sydney and Melbourne
    - Will commence services between Cairns, Darwin and Singapore in May 2004
    - New destinations under consideration include Thailand, Vietnam and additional ports in Japan

8


QANTAS

Strategy - Australian Airlines

- **Continue to profitably grow route network**
  - Will operate 96 flights per week to 12 destinations in six countries from May 2004



QANTAS

Strategy - Qantas Airlines Domestic

- **Retain customer loyalty**
  - Differentiate product offering
    - Offer a two-class full service product with increased frequency on key business routes
  - Offer superior schedules
- **Achieve permanent unit cost efficiencies under the Sustainable Future Program**
  - Efficiencies from introduction of new aircraft
  - Improve on-time performance
  - Introduction of new domestic fare structure in July 2003



QANTAS

Strategy - QantasLink

- **Operates around 2,000 flights per week serving 48 ports throughout regional Australia**
- **Achieve permanent unit cost efficiencies under the Sustainable Future Program**
  - Rationalisation of turboprop fleet to one aircraft type
    - Fleet of 33 Dash 8 aircraft
    - Dash 8 is ideally suited to route network



11

QANTAS

Strategy - Jetstar

- **Compete profitably in price sensitive leisure segment of market**
  - Segment has grown from 35 per cent to over 60 per cent of the domestic market
  - Achieve the lowest cost base in the market
    - Commence operations with a unit cost of 8.25 cents per ASK
    - Achieve a unit cost of 7.8 cents per ASK with an all-A320 fleet
    - Gate Gourmet to provide inflight catering
    - Navitaire Open Skies reservation system
    - Express Ground Handling to provide ramp and baggage handling services in major ports
    - Competitive labour agreements reached with all staff groups

12

QANTAS

Strategy - Jetstar

- **Compete profitably in price sensitive leisure segment of market**
  - Will announce route and fare structure next week
- **Jetstar, Qantas and QantasLink will have a combined market share of around 65 per cent**
  - Given Virgin Blue's, other carriers' and our capacity plans over the next two years
  - We will provide the capacity and infrastructure to defend this share
- **This is the most profitable course of action for our business**



Strategy - Flying Services and Associated Businesses

- **Qantas Holidays**
  - Target growth through technology
  - Access new markets through Jetstar
- **Qantas Flight Catering**
  - Target external customers
  - Snapfresh supplies meals to Qantas, British Airways and Cathay Pacific
  - Focus on new non-airline business opportunities
  - Achieve permanent unit cost efficiencies under the Sustainable Future Program



QANTAS

Strategy - Flying Services and Associated Businesses

- **Qantas Freight**
  - Joint venture with Australia Post to acquire Startrack Express
    - In line with strategy of growing flying-related businesses
    - Along with Qantas Freight and Australian air Express, provides the Qantas Group with a comprehensive express logistics offering
    - Quality asset with superior technology and service levels in a high return, high growth market
    - Growth opportunities in Australia and overseas


15

QANTAS

Strategy - Flying Services and Associated Businesses

- **Qantas Freight**
  - Introduction of two dedicated freighter services per week from February 2004
    - Between Sydney, Shanghai, Singapore and the United States
  - Developing a joint venture company in Thailand to operate freighter services throughout South East Asia


16

QANTAS

Company Reorganisation

- **Previously announced changes are being progressed successfully across the Group**
  - Currently in a transition period
  - Ten businesses are developing detailed implementation plans
  - Immediate priorities are to further refine existing:
    - *Service Level Commitments*
    - *Key Performance Indicators*
    - Business operating styles and communication strategies



QANTAS

Sustainable Future Program

- **Delivering results**
  - Net operating cost per ASK down 12.3 per cent (down 7.2 per cent excluding exchange)
  - Net cost per ASK down 5.7 per cent (0.9 per cent excluding exchange)
  - Delivered $221 million in initiatives for six months to December 2003
  - On target to deliver $500 million in initiatives for twelve months to June 2004
  - Will deliver $1 billion by 2004/05 and $1.5 billion by 2005/06

18

QANTAS

Sustainable Future Program

$ million	Achieved in six months to December 2003	Targeted for six months to June 2004	Total to be achieved for twelve months to June 2004	Balance to be achieved following June 2004
Labour productivity	73	76	149	236
Fleet simplification, product initiatives and overheads	113	141	254	176
Distribution initiatives	35	62	97	88
Not yet identified	-	-	-	500
Total	221	279	500	1,000

19

QANTAS

Sustainable Future Program

- **Examples of initiatives delivered/to be delivered by June 2004**
  - Labour productivity
    - 2,300 positions removed since onset of SARS
    - Significant success in process change
      - 13 per cent increase in domestic cabin crew utilisation
  - Fleet simplification
    - Introduction of new, more efficient aircraft
      - B737-800, A320-200, A330-200 and 300
    - Retirement of old aircraft types
      - B737-300, B767-200

20

QANTAS

Sustainable Future Program

- **Examples of initiatives delivered/to be delivered by June 2004**
  - Fleet simplification
    - Domestic performance for on-time arrivals of 90 per cent during January
  - Distribution initiatives
    - Higher on-line sales
      - Now around 30 per cent of domestic sales and 9 per cent of international sales
      - Jetstar is targeting online sales of 75 per cent



QANTAS

Sustainable Future Program

- **Examples of initiatives delivered/to be delivered by June 2004**
  - New domestic fare structure
  - Expansion of QuickCheck airport kiosks
  - Engineering productivity and process improvements
  - Improved arrangements with materials and service suppliers
    - Catering and Inflight Services
  - Working capital improvements
  - Credit card surcharge

22

QANTAS

Sustainable Future Program

- **Examples of other initiatives**
  - Invest in technology
  - Move from a fixed to a variable cost base where appropriate
    - Previously announced increase in permanent part time, casual and labour hire employees from 15 per cent to 25 per cent
    - Consider outsourcing or disposal of non-core functions
      - Sydney and Melbourne domestic terminals


23

QANTAS

Fleet Strategy

- **Aircraft delivered during six months to December 2003**
  - One B747-400ER
  - Three B737-800
  - Two A330-200
  - Two Dash8-Q300
- **Aircraft retired during six months to December 2003**
  - Two B767-200
  - One B737-400 (returned to lessor)

24

QANTAS

Fleet Strategy

- **Aircraft to be delivered during remainder of 2003/04 year**
  - One A330-300
  - Two A320-200 (to be obtained under operating lease from SALE)
  - Two Dash 8-Q300
- **Aircraft to be retired during remainder of 2003/04 year**
  - Two B767-200
  - Two Dash 8-100

25

QANTAS

Fleet Issues

- **Appropriateness of fleet carrying value**
  - Recoverable amount of all aircraft was assessed at 31 December 2003
    - Net book value of all aircraft was supported by an 'in use' valuation, which shows a substantial surplus over net book value
    - 'In use' valuation reflects the net projected discounted cash inflow from continued future use and subsequent disposal of the aircraft
  - Review of aircraft residual value assumptions undertaken in late 2003
    - Residual value of wide body aircraft was revised down from 25 per cent to 20 per cent
    - Impact for the six months to 31 December 2003 was $15 million

26

QANTAS

Capital Management

- **Maintain investment grade credit rating**
- **Planned capital expenditure will be funded from operating cashflows and debt**
  - Current forecast is $7 billion between 2003/04 and 2005/06, including 20 A320s
  - Gearing will be maintained within target range of 50 - 60 per cent
  - No plans to raise equity other than the continued operation of the DRP
  - No plans to underwrite future dividends, however will retain underwriting as an option

QANTAS

27

Capital Management

- **Dividend policy**
  - 8 cent interim dividend represents a payout ratio of around 40 per cent

QANTAS

28

Outlook

- We must continue to reduce our costs and gain greater efficiencies
- We have established an integrated transport company that has considerable strength in key areas
- We are confident of the industry's growth prospects and believe Qantas is well placed to participate profitably in this growth



QANTAS

Outlook

- Historically, Qantas earns 60 per cent of its profits in the first half of the financial year. Trading conditions so far this year show that Qantas is on track to achieve a full year profit in line with this trend



QANTAS

2003/04 Interim Results
Supplementary Information

QANTAS

Highlights

		Six months to December 2003	Six months to December 2002	Increase/ (decrease) %
Sales and operating revenue*	$m	5,801.8	6,069.6	(4.4)
Expenditure*	$m	(5,200.3)	(5,532.8)	(6.0)
EBIT	$m	601.5	536.8	12.1
Net borrowing costs	$m	(71.2)	(23.7)	200.4
Profit before tax	$m	530.3	513.1	3.4
Net profit after tax	$m	357.8	352.5	1.5
Earnings per share	¢	19.9	21.0	(5.2)
Dividend per share	¢	8.0	8.0	-

* Passenger and freight revenue is now reported net of discounts and base commissions. Passenger revenue is now reported inclusive of passenger recoveries. Relevant expenditure categories and prior year comparatives have also been adjusted accordingly.

QANTAS

32


Revenue
$bn
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
$6.1bn
$5.8bn
Dec 2002
Dec 2003
Net passenger revenue down 4.8%
Net freight revenue down 13.8%
Tours and travel sales down 8.7%
Contract work revenue down 10.6%
Revenue from other sources up 24.2%
QANTAS
33

Revenue

- **Sales and operating revenue down 4.4% (down 0.7% excluding exchange)**
  - Net passenger revenue down 4.8% (down 0.9% excluding exchange)
    - Group RPKs down 0.8%
    - Group yield per RPK down 5.2% (down 1.1% excluding exchange)
  - Net freight revenue down 13.8% (down 4.8% excluding exchange)
    - Reduction in saleable freight capacity associated with a 5.2% fall in international ASKs
    - Freight yield per RFTK down 5.7% (up 4.2% excluding exchange)

QANTAS

34

Revenue

- Tours and travel sales down 8.7% (down 3.1% excluding exchange)
  - Effect of SARS and the war in Iraq during first quarter
- Contract work revenue down 10.6% (down 10.2% excluding exchange)
  - Decrease in work performed by Qantas Defence Services during the period, due to cessation of B707 maintenance and sale of the QDS Bankstown facility in May 2003
- Revenue from other sources up 24.2% (up 21.1% excluding exchange)
  - Increase in ticket change fees following introduction of new domestic fare structure

QANTAS

35



Expenditure
$bn
6.0
5.0
4.0
3.0
2.0
1.0
0.0
$5.5bn
$5.2bn
Dec 2002
Dec 2003
Manpower and staff related down 2.5%
Aircraft operating variable down 11.3%
Fuel and oil down 20.3%
Depreciation and amortisation up 49.4%
Tours and travel cost of sales down 10.6%
Selling and marketing down 12.9%
Capacity hire down 27.5%
Non-cancellable operating lease rentals down 4.0%
All other expenditure down 4.3%
QANTAS
36

Expenditure

- **Expenditure excluding net borrowing costs down 6.0% (1.1% excluding exchange)**
  - Manpower and staff related costs down 2.5% (down 2.0% excluding exchange)
    - Group ASKs down 0.5%
    - Average FTEs down 3.5%
    - Partially offset by a 3% increase in wage rates under current EBAs and bracket creep

37

QANTAS

Expenditure

- Variable aircraft operating costs down 11.3% (down 6.1% excluding exchange)
  - Lower engineering materials costs through reduced activity, renegotiation of B717-200 maintenance contracts and fleet simplification (progressive retirement of B767-200s and BAe146s)
  - Lower landing fees, aviation charges and crew expenses associated with reduced FTEs and activity, particularly 5.2% fall in international ASKs

38

QANTAS

Expenditure

- Fuel and oil costs down 20.3% (down 6.0% excluding exchange)
  - Increase of $31.0 million due to 7.5% increase in USD fuel prices
  - Decrease of $46.9 million due to hedging benefits
  - Decrease of $32.4 million due to reduced activity and more fuel efficient new aircraft
  - Decrease of $116.3 million due to favourable foreign exchange movements

39

QANTAS

Expenditure

- Depreciation and amortisation costs up 49.4% (49.4% excluding exchange)
  - New aircraft between June and December 2002 (3 x B747-400ER, 6 x B737-800, 1 x A330-200)
  - New aircraft between December 2002 and June 2003 (2 x B747-400ER, 3 x B737-800, 3 x A330-200)
  - New aircraft since June 2003 (1 x B747-400ER, 3 x B737-800, 2 x A330-300)
  - Aircraft retired since December 2002 (1 x B747-200, 3 x B767-200, 3 x B737-300)
  - Increase of $15.0 million due to change in residual value for widebody aircraft from 25% to 20%

40

QANTAS

Expenditure

- Tours and travel cost of sales down 10.6% (up 0.2% excluding exchange)
  - Compares with a 8.7% decrease (down 3.1% excluding exchange) in tour and travel sales
- Selling and marketing costs down 12.9% (down 8.2% excluding exchange
  - International RPKs down 5.8%
  - Continued migration of domestic sales to qantas.com
  - *Online sales currently account for 30% of all domestic bookings and approximately 9% of international bookings*

41

QANTAS

Expenditure

- Capacity hire costs down 27.5% (down 21.9% excluding exchange)
  - Termination of post-Ansett short-term operating leases (2 x B767-300, 1 x B737-800, 1 x B737-300)
- Non-cancellable operating lease rentals down 4.0% (up 4.6% excluding exchange)
  - Refinancing of aircraft from finance lease to operating lease (2 x B747-400)
  - Offset by return of aircraft to lessors (1 x B747-400, 5 x BAe146)



42

QANTAS

Expenditure

- Property costs up 5.8% (up 7.5% excluding exchange)
  - Increased rent and facility costs generally
  - Use of T2 in Sydney from September 2002
- Computer and communications up 1.7% (up 11.9% excluding exchange)
  - Increased spend on eQ and Jetsmart (an Engineering Technical Operations and Maintenance Services project)

43

QANTAS

Expenditure

- Other costs down 16.8% (down 23.0% excluding exchange)
  - Lower insurance premiums following an improvement in insurance markets
- Cost per ASK down 5.7% (down 0.9% excluding exchange)
  - Net operating cost per ASK down 12.3% (down 7.2% excluding exchange)
- Net impact of foreign exchange movements on statement of financial performance
  - Favourable variance of $45.2 million to prior half-year

44

QANTAS

International - Qantas and Australian Airlines

$m

	Dec 2002	Dec 2003
EBIT	$261.4m	$200.1m

- EBIT of $200.1m, or 33.3% of Group EBIT
- RPKs down 1.5%
- ASKs down 0.1%
- Seat factor down 1.1% pts to 79.3%
- Yield excluding exchange decreased by 0.2%

QANTAS

45


International -
Qantas Airlines
$m
300
250
200
150
100
50
0
$263.9m
$196.7m
Dec 2002
Dec 2003
EBIT of $196.7m, or 32.7% of Group EBIT
RPKs down 5.8%
ASKs down 5.2%
Seat factor down 0.6% pts to 80.0%
Yield excluding exchange increased by 0.1%
46
QANTAS


International -
Australian Airlines
$m
5
0
(5)
$3.4m
$(2.5)m
Dec 2002
Dec 2003
EBIT of $3.4m, or 0.6% of Group EBIT
RPKs up 250.4%
ASKs up 251.0%
Seat factor down 0.1% pts to 69.3%
Yield excluding exchange decreased by 6.4%
47
QANTAS


Domestic -
Qantas and QantasLink
$m
350
300
250
200
150
100
50
0
$197.9m
$323.9m
Dec 2002
Dec 2003
EBIT of $323.9m, or 53.8% of Group EBIT
RPKs up 0.6%
ASKs down 1.3%
Seat factor up 1.5% pts to 80.7%
Yield excluding exchange decreased by 2.8%
48
QANTAS


Domestic -
Qantas Airlines
$m
300
250
200
150
100
50
0
$160.1m
$270.9m
Dec 2002
Dec 2003
EBIT of $270.9m, or 45.0% of Group EBIT
RPKs up 2.2%
ASKs up 0.2%
Seat factor up 1.6% pts to 81.4%
Yield excluding exchange decreased by 2.2%
49
QANTAS


Domestic -
QantasLink
$m
60
50
40
30
20
10
0
$37.8m
$53.0m
Dec 2002
Dec 2003
EBIT of $53.0m, or 8.8% of Group EBIT
RPKs down 14.4%
ASKs down 14.8%, due to retirement of five BAe146 aircraft
Seat factor down 0.3% pts to 74.2%
Yield excluding exchange increased by 0.6%
50
QANTAS


Qantas Flight Catering
$m
50
40
30
20
10
0
$36.6m
$46.6m
Dec 2002
Dec 2003
• EBIT of $46.6m, or 7.7% of Group EBIT
• Reflects:
– Increase in revenue from external airline customers
– Comprehensive cost saving program
QANTAS
51


Qantas Holidays
$m
30
20
10
0
$19.3m
$24.0m
Dec 2002
Dec 2003
• EBIT of $24.0m, or 4.0% of Group EBIT
• Reflects:
– Effect of SARS and the war in Iraq during first quarter
– Comprehensive cost saving program
QANTAS
52

Other Subsidiaries and Associates

- Australian Air Express:
  - EBIT of $6.2 million, down $1.5 million
  - Effect of a negotiated increase in the rates paid for freight capacity leased from Qantas
- Qantas Defence Services:
  - EBIT of $3.2 million, down $0.9 million
  - Reflects cessation of B707 maintenance and sale of the QDS Bankstown facility in May 2003
- Air Pacific:
  - EBIT of $0.2 million, down $3.9 million
  - Effect of SARS and the war in Iraq
  - Note that Air Pacific has a March year end - equity accounted result covers half-year from April to September 2003

QANTAS

53

Other Subsidiaries

- Other remaining subsidiaries and associates
  - Combined EBIT loss of $2.7 million, down $8.6 million
  - Contributions from other associated companies and financing vehicles that are wholly-controlled entities of Qantas

QANTAS

54

Balance Sheet and Cashflow

		December 2003	December 2002	Increase/ (decrease) %
Capital expenditure	$m	1,104.6	2,000.5	(44.8)
Capitalised interest	$m	24.2	49.3	(50.9)
Operating cashflow	$m	966.6	909.1	6.3
Net debt *	$m	5,599.4	4,599.8	21.7
Total equity **	$m	5,587.6	5,135.9	8.8
Leverage *	%	50	47	3
Interest cover ***	times	4.7	7.9	(40.5)

* Includes off balance sheet debt and revenue hedge receivables
** Adjusted for capitalisation of non-cancellable operating leases
*** Calculated as EBIT divided by gross interest expense

QANTAS

55

Group Operational Aircraft Fleet

	December 2003	June 2003	Increase/ (decrease)
Boeing 747-400ER	6	4	2
Boeing 747-400	24	24	-
Boeing 747-300	6	6	-
Boeing 767-300ER	29	29	-
Boeing 767-200ER	4	6	(2)
Boeing 737-800	21	18	3
Boeing 737-400	22	22	-
Boeing 737-300	17	21	(4)
Airbus A330-200	4	4	-
Airbus A330-300	2	-	2
Total Core Fleet *	135	134	1
Total QantasLink Fleet	57	62	(5)
Total Qantas Fleet	192	196	(4)

*Includes five B767-300ER aircraft operated by Australian Airlines

QANTAS

56


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/02/2004

TIME: 13:50:12

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Jetstar To Fly from both Avalon and Tullamarine in Melbourne

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**


QANTAS

Media Release

JETSTAR FIRST COMMERCIAL JET AIRLINE TO FLY FROM BOTH AVALON AND TULLAMARINE IN MELBOURNE

MELBOURNE, 25 February 2004: Qantas today announced that Avalon Airport in Victoria would be a key port in the Jetstar network.

Qantas Chief Executive Officer, Geoff Dixon, said Jetstar – which would operate from Melbourne's Tullamarine and Avalon Airports – was the first Australian commercial carrier to fly scheduled services from a second city airport.

"The choice of Avalon is in line with our commitment to service the Australian leisure travel market," he said.

"Avalon is the perfect gateway to many famous Victorian tourist attractions, including the Great Ocean Road, and is a fantastic starting point for leisure travellers looking to explore Victoria."

He said that establishing the airport in Avalon, which is 55 km from Melbourne's central business district and 19 km from Geelong, would also make it easier for those in the local area to fly Jetstar to Sydney and Brisbane.

From June 2004, Jetstar will operate 42 flights a week between Avalon and Sydney and 28 flights a week between Brisbane and Avalon, as well as 246 flights a week between Melbourne's Tullamarine Airport and six other destinations.

Mr Dixon said that the triple daily flights from Melbourne (Avalon) to Sydney would suit both same day return travellers and passengers wanting longer stays with morning, late afternoon and evening services.

"The double daily services to Brisbane are equally convenient with morning and late afternoon or evening flights," he said.

Mr Dixon said using a second city airport like Avalon was in line with global trends in the low cost carrier market.

He said that Jetstar, Linfox, the City of Greater Geelong and the Victorian Government had worked together to make the Avalon idea a reality.

"We are looking forward to working with the City of Greater Geelong, the Victorian Government and Linfox to develop the airport."

Linfox Airports Managing Director, David Fox, said the deal was a milestone day for the company.

"Over the past few years we have developed Avalon into a centre for aviation excellence. It is a major aerospace centre for aircraft maintenance, international air freight and pilot training. Moving into passenger flights will complement our existing activities and over time increase the workforce on site considerably," Mr Fox said.

City of Greater Geelong Mayor Barbara Abley said she was thrilled to welcome Jetstar to the region.

"Avalon Airport is a tremendous facility with great potential, and having direct, domestic air links with Sydney and Brisbane will provide a huge boost for tourism and business in the region," the Mayor said.

Issued by Qantas Corporate Communication (Q3041)
Media Enquiries: Michael Sharp 02 9691 3469 or Belinda de Rome 02 9691 3762

Janine JSM11 Smith

25/02/2004 01:58 PM

To: Belinda De Rome/SYD/QANTAS, Michael MSH61 Sharp/SYD/QANTAS, Katie Pearson/SYD/QANTAS, Cassandra Hamlin/SYD/QANTAS, Debbie DSM47 Smith/SYD/QANTAS, Alan AJO73 Joyce/SYD/QANTAS
cc: Brett BJO13 Johnson/SYD/QANTAS@QANTAS
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

Confirmation 3/3

----- Forwarded by Janine JSM11 Smith/SYD/QANTAS on 25/02/2004 01:55 PM -----



ASX.Online@asx.com.au

25/02/2004 01:50 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 117290 as follows:
Release Time: 25-Feb-2004 13:50:08
ASX Code: QAN
File Name: 117290.pdf
Your Announcement Title: Jetstar To Fly From Both Avalon and Tullamarine in Melbourne

117290.pdf


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/02/2004

TIME: 13:49:11

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Jetstar Route Network 100 thousand seats on sale @ $29

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Janine JSM11 Smith

25/02/2004 01:54 PM

To: Belinda De Rome/SYD/QANTAS, Michael MSH61 Sharp/SYD/QANTAS, Katie Pearson/SYD/QANTAS, Cassandra Hamlin/SYD/QANTAS, Debbie DSM47 Smith/SYD/QANTAS, Alan AJO73 Joyce/SYD/QANTAS
cc: Brett BJO13 Johnson/SYD/QANTAS@QANTAS
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

Confirmation 1/3

----- Forwarded by Janine JSM11 Smith/SYD/QANTAS on 25/02/2004 01:50 PM -----



ASX.Online@asx.com.au

25/02/2004 01:49 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 117285 as follows:
Release Time: 25-Feb-2004 13:49:08
ASX Code: QAN
File Name: 117285.pdf
Your Announcement Title: Qantas Announces Jetstar Route Network



117285.pdf


QANTAS

Media Release

QANTAS ANNOUNCES JETSTAR ROUTE NETWORK
100,000 SEATS ON SALE AT $29

MELBOURNE, 25 February 2004: Qantas said today that Jetstar, Australia's newest domestic airline, would commence flying on 25 May with flights from Brisbane, Sydney and Melbourne to 10 eastern Australian destinations.

The Chief Executive Officer of Qantas, Geoff Dixon, said Jetstar would offer 100,000 seats to some of Australia's favourite destinations for the special introductory price of only $29 (all-inclusive) via the Jetstar web site at Jetstar.com from 6.00am tomorrow.

He said Jetstar would initially fly to key leisure destinations such as the Whitsundays, the Gold Coast, Sunshine Coast, Cairns and Tasmania.

"Jetstar will operate up to 88 flights per day – more than 600 per week – increasing up to 116 flights a day, or around 800 flights a week, by August 2004," Mr Dixon said.

He said the Jetstar network would initially cover:

Brisbane to:	**Sydney to:**	**Melbourne to:**
Hamilton Island	Gold Coast	Brisbane (from Avalon)
Cairns	Hamilton Island	Gold Coast
Hobart	Hobart	Hamilton Island*
Mackay	Launceston	Hobart
Melbourne (Avalon)	Sunshine Coast	Launceston
Newcastle	Mackay*	Newcastle
Proserpine	Melbourne (Avalon)	Sunshine Coast
Rockhampton	Rockhampton	Sydney (from Avalon)

* Flights commencing on these routes from August 2004

"While our initial network includes 10 destinations, we plan to expand progressively from November 2004 with flights to Perth, Alice Springs, Ayers Rock, Darwin, Broome, Townsville and Adelaide," Mr Dixon said.

He said the initial schedule included a range of capacity increases and benefits for individual travellers and Australian tourism.

Tasmania

- New direct daily services from Brisbane, offering Brisbane passengers who previously connected over Sydney or Melbourne a non-stop service
- A double daily service from Sydney to Launceston (from August 2004), operating morning and afternoon to provide greater flexibility and a same day return option
- With Qantas and Jetstar flights, there will be 5,000 additional seats per week on Hobart routes (an increase of nearly 30 per cent) as well as more than 2,500 additional seats each week on Launceston routes (an increase of nearly 30 per cent)

Gold Coast and Sunshine Coast

- Nearly 20 per cent more Sydney-Gold Coast capacity, with Qantas maintaining two Sydney-Gold Coast services per day in addition to Jetstar's eight daily flights
- 20 per cent more seats on the Melbourne-Gold Coast route
- A 30 per cent increase in capacity from Sydney to the Sunshine Coast, and 10 per cent more seats from Melbourne to the Sunshine Coast – with potential for further increases in capacity

Hamilton Island

- 40 per cent more seats into Hamilton Island, with A320 aircraft operating from Sydney and Melbourne, and Brisbane-Hamilton Island services going to double daily (up from 12 per week) from August 2004
- Melbourne passengers will have the convenience of a daily frequency (currently Qantas operates three times a week) to Hamilton Island

Mr Dixon said that other destinations included:

- Newcastle – daily jet services to Melbourne and Brisbane
- Rockhampton – increased direct flights from Sydney and a 20 per cent increase in the seats offered by Qantas and Jetstar (Qantas will maintain one service per day from Brisbane)
- Mackay – a new direct service from Sydney and 45 per cent more seats into the port by Qantas and Jetstar (Qantas will maintain one service per day from Brisbane)
- Cairns – double daily services from Brisbane increasing to four times a day with an overall increase in seats from Qantas and Jetstar

He said that for maximum simplicity, Jetstar would offer only two types of fares – a Jet Flex fare, and a Jet Saver fare – both offered for one-way travel to allow flexibility for travellers.

Jet Flex fares allow changes up to 30 minutes prior to departure through Jetstar Telephone Reservations for no fee. Jet Saver fares allow time, date and name changes up to 24 hours before departure for a fee.

"A key benefit is that Jetstar's cheapest fares will be available without any restriction on which day you travel," he said.

Jetstar's one-way, all-inclusive internet fares will be priced from:

Melbourne – Hobart	$69
Rockhampton – Brisbane	$69
Sydney – Gold Coast	$79
Sunshine Coast – Sydney	$79
Brisbane – Mackay	$89
Brisbane – Proserpine	$99
Launceston – Sydney	$99
Melbourne – Gold Coast	$119

Mr Dixon said Jetstar would offer a product and service that would offer customers great value for money.

"Jetstar is a low fares airline, but will be offering a very good quality product," he said.

He said Jetstar would feature:

- One class of travel, initially on 125-seat Boeing 717 aircraft but moving to an all Airbus A320 fleet by mid-2006
- 177 luxury slim-line, all-leather seats on its A320s – the first of which will be delivered in mid-2004
- A range of hot and cold beverages (including alcohol) and snacks for purchase inflight
- A range of destination-specific and Jetstar-branded merchandise for purchase inflight
- A comprehensive inflight audio program, with reusable headsets for purchase inflight and a bimonthly inflight magazine
- Free-style seating, to allow for the fastest possible departure

Mr Dixon said Qantas Club and Chairmans Lounge members would continue to have access to the Qantas network of lounges when travelling on Jetstar flights, and Qantas Frequent Flyers would be able to redeem or "burn" points** on Jetstar flights.

He said interest in Jetstar had been high, with more than 28,000 people applying for jobs with the Jetstar web site since December 2003.

The lowest Jetstar fares will be available on-line at the Jetstar web site at Jetstar.com.

Bookings can also be made through travel agents or through Jetstar Telephone Reservations on 131 538.

*** subject to Award seat availability*

Issued by Qantas Corporate Communication (Q3039)
Media Enquiries: Michael Sharp 02 9691 3469 or Belinda de Rome 02 9691 3762


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/03/2004

TIME: 09:53:52

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Non-Executive Director Appointment

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**


QANTAS

Media Release

JAMES PACKER JOINS QANTAS BOARD

SYDNEY, 1 March 2004: The Chairman of Qantas, Margaret Jackson, today announced the appointment of James Packer as a non-executive Director of the Board of Qantas Airways Limited.

Mr Packer will fill a casual vacancy on the Qantas Board and take up the position effective from today – 1 March, 2004.

"I am delighted that James is joining the Qantas Board and I am confident that his experience across a range of industries – both in Australia and overseas – will further strengthen the diversity of corporate skill, age and geography that is offered by the other Board members," Ms Jackson said.

Mr Packer was appointed Executive Chairman of Publishing and Broadcasting Limited (PBL) in May 1998 having served as Chief Executive Officer of PBL from March 1996 until May 1998.

He is also Joint Chief Executive Officer of Consolidated Press Holdings Limited, Chairman of Challenger Financial Services Group and a director of various companies including Foxtel, Hoyts Cinemas Limited and ninemsn.

Issued by Qantas Corporate Communication (Q3044)
Media Enquiries: Michael Sharp - Telephone 02 9691 3469


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/03/2004

TIME: 13:16:24

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Stats January 2004

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
JANUARY 2004

Summary of Traffic and Capacity Statistics

Month of January 2004

Total Domestic (Qantas and QantasLink) traffic, measured in Revenue Passenger Kilometres (RPKs) increased by 3.1 per cent in January 2004 while capacity, measured in Available Seat Kilometres (ASKs) increased by 2.1 per cent. This resulted in a revenue seat factor of 79.5 per cent, 0.8 percentage points higher than for January 2003.

Total International (Qantas and Australian Airlines) RPKs increased by 4.1 per cent in January, while ASKs increased by 3.2 per cent over the same period. The resulting revenue seat factor of 83.5 per cent was 0.7 percentage points higher than the previous year.

January Group (comprising Qantas Domestic, QantasLink, Qantas International and Australian Airlines) passenger numbers increased by 3.1 per cent over the previous year. RPKs increased by 3.8 per cent, while ASKs were up 2.9 per cent, resulting in a revenue seat factor of 82.3 per cent, which was 0.8 percentage points higher than the previous year.

Financial Year to Date January 2004

Total Domestic revenue seat factor for year to date January 2004 increased by 1.5 percentage points to 80.6 per cent when compared with year to date January 2003, while Total Domestic yield excluding exchange decreased by 3.2 per cent over the same period. Total International yield excluding exchange for the financial year to January decreased by 0.3 per cent. Total International revenue seat factor decreased by 0.8 percentage points to 79.9 per cent over the same period.

Group passenger numbers for the year to January increased by 0.1 per cent from the previous year. RPKs were 0.1 per cent lower, while ASKs were down less than 0.1 per cent, resulting in a revenue seat factor of 80.1 per cent, 0.1 percentage points lower than the previous year.

Recent Developments

On 19 February 2004, Qantas announced its financial results for the six months ended 31 December 2003. Highlights included a profit before tax of $530.3 million, a net profit after tax of $357.8 million, revenue of $5.8 billion, earnings per share of 19.9 cents and a fully franked interim dividend of eight cents per share.

On 25 February 2004, Qantas announced that Qantas, Jetstar and QantasLink together would offer a comprehensive and complementary range of services for air travel in Australia:

- Qantas will increase its frequencies on key business routes from May 2004 and will continue to provide a broad range of discount fares for all travellers;
- Qantas will add four new 50-seat Dash 8 aircraft to the QantasLink regional fleet, in addition to the three already delivered from January 2004; and
- Jetstar will commence flying on 25 May 2004 with flights from Brisbane, Sydney and Melbourne to ten key eastern Australian leisure destinations, including the Whitsundays, the Gold Coast, Sunshine Coast, Cairns and Tasmania. Jetstar will initially operate up to 88 flights per day, increasing up to 116 flights a day by August 2004. Qantas plans to expand Jetstar progressively from November 2004 with flights to Perth, Alice Springs, Ayers Rock, Darwin, Broome, Townsville and Adelaide.

On 1 March 2004, Qantas announced the appointment of James Packer as a non-executive Director of the Board of Qantas Airways Limited. Mr Packer fills a casual vacancy on the Board, with effect from 1 March 2004. Mr Packer was appointed Executive Chairman of Publishing and Broadcasting Limited in May 1998. Mr Packer is also Chief Executive Officer of Consolidated Press Holdings Limited, Chairman of Challenger Financial Services Group and a director of various companies including Foxtel, Hoyts Cinemas Limited and ninemsn.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

JANUARY 2004

	Month			Financial Year to Date		
	2003/04	2002/03	Change	2003/04	2002/03	Change
Qantas Domestic						
Passengers carried ('000)	1,494	1,421	5.1%	10,499	10,206	2.9%
Revenue Passenger Kilometres (m)	2,042	1,943	5.1%	14,153	13,796	2.6%
Available Seat Kilometres (m)	2,540	2,438	4.2%	17,426	17,297	0.7%
Revenue Seat Factor (%)	80.4	79.7	0.7 pts	81.2	79.8	1.4 pts
QantasLink						
Passengers carried ('000)	209	248	(15.7)%	1,797	2,075	(13.4)%
Revenue Passenger Kilometres (m)	137	170	(19.4)%	1,197	1,408	(15.0)%
Available Seat Kilometres (m)	202	247	(18.2)%	1,629	1,922	(15.2)%
Revenue Seat Factor (%)	67.8	68.8	(1.0) pts	73.5	73.3	0.2 pts
Total Domestic						
Passengers carried ('000)	1,703	1,669	2.0%	12,296	12,281	0.1%
Revenue Passenger Kilometres (m)	2,179	2,113	3.1%	15,350	15,204	1.0%
Available Seat Kilometres (m)	2,742	2,685	2.1%	19,055	19,219	(0.9)%
Revenue Seat Factor (%)	79.5	78.7	0.8 pts	80.6	79.1	1.5 pts
Qantas International						
Passengers carried ('000)	780	764	2.1%	4,960	5,230	(5.2)%
Revenue Passenger Kilometres (m)	4,964	4,856	2.2%	30,561	32,037	(4.6)%
Available Seat Kilometres (m)	5,851	5,748	1.8%	37,845	39,487	(4.2)%
Revenue Seat Factor (%)	84.8	84.5	0.3 pts	80.8	81.1	(0.3) pts
Australian Airlines						
Passengers carried ('000)	64	37	73.0%	398	121	228.9%
Revenue Passenger Kilometres (m)	313	213	46.9%	1,965	685	187.0%
Available Seat Kilometres (m)	469	377	24.4%	2,853	1,058	169.6%
Revenue Seat Factor (%)	66.7	56.5	10.2 pts	68.9	64.7	4.2 pts
Total International						
Passengers carried ('000)	844	801	5.4%	5,358	5,351	0.1%
Revenue Passenger Kilometres (m)	5,277	5,069	4.1%	32,526	32,722	(0.6)%
Available Seat Kilometres (m)	6,320	6,125	3.2%	40,698	40,545	0.4%
Revenue Seat Factor (%)	83.5	82.8	0.7 pts	79.9	80.7	(0.8) pts
Total Group Operations						
Passengers carried ('000)	2,547	2,470	3.1%	17,654	17,632	0.1%
Revenue Passenger Kilometres (m)	7,456	7,182	3.8%	47,876	47,926	(0.1)%
Available Seat Kilometres (m)	9,062	8,810	2.9%	59,753	59,764	0.0%
Revenue Seat Factor (%)	82.3	81.5	0.8 pts	80.1	80.2	(0.1) pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Key

(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown

Director's s/h



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/03/2004

TIME: 16:21:22

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

08/03/2004 04:21 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

```
ASX confirms the release to the market of Doc ID: 121056 as follows:
Release Time: 08-Mar-2004  16:21:18
ASX Code: QAN
File Name: 121056.pdf
Your Announcement Title: Appendix 3X - James Packer
```



121056.pdf

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Douglas Packer
Date of appointment	1 March 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: in the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	Nil.

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Note: *In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.*

Detail of contract	N/A.
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Geoff Dixon
ASX File.
DSP.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/03/2004

TIME: 17:16:17

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

11/03/2004 05:16 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 122026 as follows:
Release Time: 11-Mar-2004 17:16:11
ASX Code: QAN
File Name: 122026.pdf
Your Announcement Title: Appendix 3Y - Geoff Dixon



122026.pdf

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey James Dixon
Date of last notice	3 October 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Interest in Qantas Deferred Share Plan Trust. Trustee is ASX Perpetual Registrars Limited.
Date of change	5 March 2004
No. of securities held prior to change	44,619 Direct Interest 250,000 Indirect Interest
Class	Ordinary Shares
Number acquired	125,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil – Shareholders approved the acquisition of these shares on behalf of the Director at the Qantas Annual General Meeting held on 16 October 2003.
No. of securities held after change	44,619 Direct Interest 375,000 Indirect Interest

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of Ordinary Shares under the Qantas Deferred Plan – 2003/04 Executive Director Deferred Share & Performance Rights Plan. Some of these shares were purchased on-market and some were re-allocated from that part of the capital of the Trust to which no DSP Participant was currently entitled.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Qantas Deferred Plan – 2003/04 Executive Director Deferred Share & Performance Rights Plan.
Nature of interest	Rights granted pursuant to the Terms & Conditions and Rules of the Qantas Deferred Share Plan. If Rights vest, the Director is entitled to be allocated one Ordinary Share for each Right.
Name of registered holder (if issued securities)	N/A
Date of change	27 January 2004
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	3,057 Rights which may vest on 22 October 2004. 27,777 Rights which may vest on 31 December 2005.
Interest acquired	125,000 Rights which may vest on 30 June 2006.
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	3,057 Rights which may vest on 22 October 2004. 27,777 Rights which may vest on 31 December 2005. 125,000 Rights which may vest on 30 June 2006.


ASX File.
DSP.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/03/2004

TIME: 17:16:29

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

11/03/2004 05:16 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 122027 as follows:
Release Time: 11-Mar-2004 17:16:22
ASX Code: QAN
File Name: 122027.pdf
Your Announcement Title: Appendix 3Y - Peter Gregg



122027.pdf

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Allan Gregg
Date of last notice	3 October 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Interest in Qantas Deferred Share Plan Trust. Trustee is ASX Perpetual Registrars Limited.
Date of change	5 March 2004
No. of securities held prior to change	24,106 Direct Interest 150,000 Indirect Interest
Class	Ordinary Shares
Number acquired	80,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil – Shareholders approved the acquisition of these shares on behalf of the Director at the Qantas Annual General Meeting held on 16 October 2003.
No. of securities held after change	24,106 Direct Interest 230,000 Indirect Interest

Geoffrey James Dixon

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of Ordinary Shares under the Qantas Deferred Plan – 2003/04 Executive Director Deferred Share & Performance Rights Plan. Some of these shares were purchased on-market and some were re-allocated from that part of the capital of the Trust to which no DSP Participant was currently entitled.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Qantas Deferred Plan – 2003/04 Executive Director Deferred Share & Performance Rights Plan.
Nature of interest	Rights granted pursuant to the Terms & Conditions and Rules of the Qantas Deferred Share Plan. If Rights vest, the Director is entitled to be allocated one Ordinary Share for each Right.
Name of registered holder (if issued securities)	N/A
Date of change	27 January 2004
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	2,054 Rights which may vest on 22 October 2004. 16,666 Rights which may vest on 20 August 2006.
Interest acquired	80,000 Rights which may vest on 30 June 2006.
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	2,054 Rights which may vest on 22 October 2004. 80,000 Rights which may vest on 30 June 2006. 16,666 Rights which may vest on 20 August 2006.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/03/2004

TIME: 16:11:28

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

To acquire 5 more 737-800s for Domestic Fleet

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Janine JSM11 Smith

30/03/2004 04:17 PM

To: Sarah SPO07 Post/SYD/QANTAS@QANTAS
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

Sarah
Pls print out receipt for the ASX file.
A fax confirmation should come through soon
thanks
janine

----- Forwarded by Janine JSM11 Smith/SYD/QANTAS on 30/03/2004 04:15 PM -----



ASX.Online@asx.com.au

30/03/2004 04:11 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

```
ASX confirms the release to the market of Doc ID: 125979 as follows:
Release Time: 30-Mar-2004  16:11:20
ASX Code: QAN
File Name: 125979.pdf
Your Announcement Title: Qantas To Acquire 5 More 737-800s For Domestic
Fleet
```

125979.pdf


QANTAS

Media Release

QANTAS TO ACQUIRE 5 MORE 737-800s FOR DOMESTIC FLEET

SYDNEY, 30 March 2004: Qantas said today it would acquire five additional two-class Boeing 737-800s for its domestic operations.

The Chief Executive Officer of Qantas, Geoff Dixon, said the new aircraft would increase the airline's 737-800 fleet to 33 by the end of 2005.

"The acquisition of these five aircraft continues our strategy of growing the two-class Boeing 737-800 Qantas domestic fleet," Mr Dixon said.

"Qantas has taken delivery of 21 737-800s since February 2002 and another two will be delivered in the middle of this year. A further ten 737-800s will join the fleet between December 2004 and December 2005.

"These new 737-800s are more fuel efficient and cost effective than the 737-300s that we are in the process of retiring from the fleet, as well as offering more spacious cabins.

"By building this large fleet of modern 737-800s, we are offering our customers a better product as well as delivering improvements to aircraft utilisation, reliability and on-time performance."

Mr Dixon said the cost of acquiring the five new aircraft was included in the company's recent $6.7 billion capital expenditure forecast for the three years to June 2006.

He said the acquisition of the five new aircraft highlighted Qantas' ongoing and substantial investment in its domestic product, both in the air and on the ground.

He said Qantas was also continuing to grow its domestic network, recently announcing the addition of a number of new routes including Sydney-Broome, Perth-Cairns, Perth-Canberra and Melbourne-Ayers Rock.

Issued by Qantas Corporate Communication (Q3062)
Media Enquiries: Michael Sharp - Telephone 02 9691 3469


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/03/2004

TIME: 18:49:10

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - issue shares to participants in DRP

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

31/03/2004 06:49 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 126447 as follows:
Release Time: 31-Mar-2004 18:49:06
ASX Code: QAN
File Name: 126447.pdf
Your Announcement Title: Appendix 3B



126447.pdf

General Counsel
Brett Johnson



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Qantas Airways Limited (ABN 16 009 661 901) gives the ASX the following information

Part 1 - All issues

1	Class of securities issued or to be issued	Ordinary Shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued	22,855,397 shares will be issued to shareholders participating in the Qantas Dividend Reinvestment Plan (DRP) on 7 April 2004, being the payment date of the 8c interim dividend.
3	Principal terms of the securities	N/A.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?	Yes.
5	Issue price or consideration	Pursuant to the Terms and Conditions of the DRP, Qantas shares will be issued to shareholders participating in the DRP at a 2.5% discount to the volume weighted average price (VWAP) of all Qantas shares traded on the Australian Stock Exchange in the five trading days following the Record Date. The VWAP as calculated and provided by the Australian Stock Exchange was $3.4706. This will result in an issued price under the DRP of $3.3839 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To issue shares to participants in the DRP.
7	Dates of entering securities into uncertificated holdings or despatch of certificates	7 April 2004.

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
1,845,115,040	Ordinary Shares

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
3,500	144a 15 June 2009 US Issue. Each Parcel of Notes has a face value of US$100,000
40	Fixed Rate Medium Term Note, maturing 15 March 2007. Each Note has a face value of A$500,000
1,000	Fixed Rate Medium Term Note, maturing 15 October 2007. Each Note has a face value of A$100,000
400	Floating Rate Medium Term Note, maturing 20 June 2005. Each Note has a face value of A$100,000
4,500	144a 20 June 2013 US Issue. Each parcel of Notes has a face value of US$100,000
51,268,230	Entitlements awarded to Eligible Executives under the Qantas Long-Term Executive Incentive Plan

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Identical to the current policy.

Part 3 - Quotation of securities

34 Type of securities

(a) ✓ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Quotation Agreement

1 Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those securities should not be granted quotation.
- Once Qantas issues to the market the statement required by paragraph 5 of Category 1 of Schedule C to Class Order 02/1180, an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.
- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737 or 738 of the Corporations Act at the time that we request that the securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Brett Johnson
General Counsel & Company Secretary

31 March 2004


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/04/2004

TIME: 10:18:51

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic/Capacity Statistics - February

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

01/04/2004 10:19 AM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 126537 as follows:
Release Time: 01-Apr-2004 10:18:46
ASX Code: QAN
File Name: 126537.pdf
Your Announcement Title: Preliminary Monthly Traffic & Capacity Statistics - February



126537.pdf

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS FEBRUARY 2004

Summary of Traffic and Capacity Statistics

Month of February 2004

Total Domestic (Qantas and QantasLink) traffic, measured in Revenue Passenger Kilometres (RPKs) increased by 9.3 per cent in February 2004 while capacity, measured in Available Seat Kilometres (ASKs) increased by 6.0 per cent. This resulted in a revenue seat factor of 77.0 per cent, 2.4 percentage points higher than for February 2003.

Total International (Qantas and Australian Airlines) RPKs increased by 4.4 per cent in February, while ASKs increased by 5.0 per cent over the same period. The resulting revenue seat factor of 77.7 per cent was 0.5 percentage points lower than the previous year.

February Group (comprising Qantas Domestic, QantasLink, Qantas International and Australian Airlines) passenger numbers increased by 6.5 per cent over the previous year. RPKs increased by 5.8 per cent, while ASKs were up 5.3 per cent, resulting in a revenue seat factor of 77.5 per cent, which was 0.4 percentage points higher than the previous year.

Financial Year to Date February 2004

Total Domestic revenue seat factor for year to date February 2004 increased by 1.5 percentage points to 80.1 per cent when compared with year to date February 2003, while total Domestic yield excluding exchange decreased by 3.2 per cent over the same period. Total International yield excluding exchange for the financial year to February was unchanged when compared with the same period last year. Total International revenue seat factor decreased by 0.8 percentage points to 79.6 per cent over the same period.

Group passenger numbers for the year to February increased by 0.8 per cent from the previous year. RPKs increased by 0.6 percent, while ASKs also increased by 0.6 per cent, resulting in a revenue seat factor of 79.8 per cent, unchanged from the previous year.

Recent Developments

On 30 March 2004, Qantas announced it would acquire five additional two-class Boeing 737-800s for its domestic operations. The new aircraft will increase Qantas' Boeing 737-800 fleet to 33 by the end of 2005. The cost of acquiring the five new aircraft was included in the company's recent $6.7 billion capital expenditure forecast for the three years to June 2006.

The Bureau of Transport and Regional Economics has reported that 87.3 per cent of Qantas Domestic flights departed on time during January 2004, while 89.5 per cent of Qantas Domestic flights arrived on time during the same month. For QantasLink flights during January 2004, 88.6 per cent departed on time and 86.3 per cent arrived on time.

Qantas announced it will commence direct flights between Brisbane and Los Angeles, the first time any airline has offered non-stop scheduled services on the route. From 14 June 2004, Qantas will operate three two-class Boeing 747 non-stop Brisbane-Los Angeles services each week. These services will be in addition to the daily Qantas flights from Brisbane to Los Angeles via Auckland and will take the number of services on the Brisbane-Los Angeles route to 10 per week.

Qantas has applied to the International Air Services Commission for the rights to commence non-stop services from Australia to Mumbai in India and Shanghai in China. Mumbai services will operate three times per week from 1 September 2004 using two-class Boeing 747-300 aircraft. Qantas is also finalising plans to fly to Shanghai by the end of 2004.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

FEBRUARY 2004

	Month			Financial Year to Date		
	2003/04	2002/03	Change	2003/04	2002/03	Change
Qantas Domestic						
Passengers carried ('000)	1,384	1,255	10.3%	11,883	11,461	3.7%
Revenue Passenger Kilometres (m)	1,791	1,601	11.9%	15,944	15,397	3.6%
Available Seat Kilometres (m)	2,298	2,128	8.0%	19,724	19,424	1.5%
Revenue Seat Factor (%)	77.9	75.2	2.7 pts	80.8	79.3	1.5 pts
QantasLink						
Passengers carried ('000)	222	247	(10.1)%	2,019	2,322	(13.0)%
Revenue Passenger Kilometres (m)	137	162	(15.4)%	1,334	1,570	(15.0)%
Available Seat Kilometres (m)	206	234	(12.0)%	1,835	2,151	(14.7)%
Revenue Seat Factor (%)	66.5	69.2	(2.7) pts	72.7	73.0	(0.3) pts
Total Domestic						
Passengers carried ('000)	1,606	1,502	6.9%	13,902	13,783	0.9%
Revenue Passenger Kilometres (m)	1,928	1,763	9.3%	17,278	16,967	1.8%
Available Seat Kilometres (m)	2,504	2,362	6.0%	21,559	21,575	(0.1)%
Revenue Seat Factor (%)	77.0	74.6	2.4 pts	80.1	78.6	1.5 pts
Qantas International						
Passengers carried ('000)	694	673	3.1%	5,654	5,903	(4.2)%
Revenue Passenger Kilometres (m)	4,249	4,131	2.9%	34,810	36,168	(3.8)%
Available Seat Kilometres (m)	5,385	5,200	3.6%	43,230	44,686	(3.3)%
Revenue Seat Factor (%)	78.9	79.4	(0.5) pts	80.5	80.9	(0.4) pts
Australian Airlines						
Passengers carried ('000)	53	35	51.4%	451	156	189.1%
Revenue Passenger Kilometres (m)	273	200	36.6%	2,238	885	152.9%
Available Seat Kilometres (m)	432	338	27.8%	3,284	1,396	135.3%
Revenue Seat Factor (%)	63.3	59.2	4.1 pts	68.1	63.4	4.7 pts
Total International						
Passengers carried ('000)	747	708	5.5%	6,105	6,059	0.8%
Revenue Passenger Kilometres (m)	4,522	4,331	4.4%	37,048	37,053	0.0%
Available Seat Kilometres (m)	5,817	5,538	5.0%	46,515	46,082	0.9%
Revenue Seat Factor (%)	77.7	78.2	(0.5) pts	79.6	80.4	(0.8) pts
Total Group Operations						
Passengers carried ('000)	2,353	2,210	6.5%	20,007	19,842	0.8%
Revenue Passenger Kilometres (m)	6,450	6,094	5.8%	54,326	54,020	0.6%
Available Seat Kilometres (m)	8,321	7,900	5.3%	68,074	67,657	0.6%
Revenue Seat Factor (%)	77.5	77.1	0.4 pts	79.8	79.8	0.0 pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Key

(m)	Millions
RPKs:	The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs:	The number of seats available for sale, multiplied by the number of kilometres flown


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/04/2004

TIME: 12:13:07

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

MDE:Provide Worldwide Medical Assist.Serv.-Qantas Employees

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

MedAire®
A HEALTH AND SECURITY COMPANY

M404-01

April 5, 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
SYDNEY, NSW 2000

Dear Sir:

MEDAIRE TO PROVIDE WORLDWIDE MEDICAL ASSISTANCE SERVICES TO QANTAS EMPLOYEES

MedAire is pleased to announce that it has expanded its agreement with Qantas and will begin providing medical assistance services to Qantas traveling employees worldwide.

The agreement makes Qantas the fifth commercial carrier of MedAire's 68 airline clients to contract for its crew assistance services which include 24-hour access to physicians; patient monitoring; access to a network of international medical clinics; and emergency medical evacuations.

More information on this announcement can be found at www.medaire.com.

Yours sincerely,

Joan Sullivan Garrett
PRESIDENT & CEO

EXPERT CARE, EVERYWHERE.™

80 East Rio Salado Parkway, Suite 610 • Tempe, Arizona 85281
P 480-333-3700 • F 480-333-3592 • www.medaire.com

ARBN 103 340 227
Australian Registered Office
30 Ledger Road, Balcatta, WA 6021
P 618-9240-2836 F 618-9240-2406



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/04/2004

TIME: 13:47:04

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release: New Low Cost Airline for Asia

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**


QANTAS

Media Release

NEW LOW COST AIRLINE FOR ASIA

SINGAPORE, 6 April 2004: Qantas said today it would be the major investor in a new intra-Asia, low cost airline based in Singapore.

The Chief Executive Officer of Qantas, Geoff Dixon, said the airline would fly to a range of Asian cities within five hours of Singapore and operate a fleet of single aisle aircraft – either Boeing 737-800s or Airbus A320s.

He said that Qantas did not currently fly on any of the new airline's preferred routes.

Mr Dixon said the airline would begin flying before the end of 2004 with four aircraft and build to a fleet of more than 20 aircraft over the following three years.

He said Qantas would own 49.9 per cent of the new airline, with 21.1 per cent owned by Mr Tony Chew and 10 per cent owned by Mr FF Wong, both prominent Singaporean businessmen. Temasek Holdings (Private) Limited, a major investment company based in Singapore, will own the remaining 19 per cent.

The owners will invest a total of S$100 million in the new airline, with Qantas contributing S$50 million. All aircraft will be financed through operating leases.

"This is a modest investment for Qantas but it is an excellent opportunity to participate in the growing intra-Asia travel market," Mr Dixon said.

"The region, which has a population of more than 3 billion people, is enjoying strong economic growth and features many potential destinations for point-to-point travel from Singapore.

"Qantas has had considerable experience competing against low cost carriers in the Australian market over the past ten years and, more recently, Qantas set up its own low cost airline – Jetstar – which is taking bookings and will commence flying in Australia next month.

"A team from Qantas has been working on this project for the past nine months. The team, headed by Mr Con Korfiatis, a senior executive at Qantas, includes former executives of successful European low cost airlines.

"The team, plus people to be recruited throughout Asia in coming months, will open offices in Singapore and be responsible for bringing the airline on line.

"Our aim with the new airline is to stimulate this market, as other low cost carriers have done in other parts of the world.

"We do not aim and do not expect to be a threat to the major established airlines in the region."

Mr Dixon said Qantas had been flying to Singapore for 69 years and Changi Airport was Qantas' largest international hub.

"It is a very strong base for the airline and we have excellent local partners in Mr Chew, Mr Wong and Temasek," Mr Dixon said.

Mr Chew said: "I believe in the growth of budget air travel in Asia. Together with our partners, Qantas and Temasek, we have the right combination of financial backing, market knowledge, and airline experience.

"The new low cost carrier will deliver quality, value and safety to the traveller."

The launch of the new airline is dependent on it obtaining a Singapore Air Operators' Certificate and substantive traffic rights.

Mr Dixon said the new airline would further grow the Qantas flying product, which comprised:

- Qantas International, offering about 540 flights each week serving 84 destinations in 35 countries;
- Australian Airlines, the full service international leisure carrier, which operates more than 50 flights each week to 12 destinations in six countries;
- Qantas Domestic, offering about 2,500 flights each week;
- Jetstar, the domestic low cost carrier that will start flying on 25 May; and
- QantasLink, the regional airline, offering more than 1,900 flights each week.

INVESTOR PROFILES

Mr Tony Chew, L.C.

Mr Chew is an established Singaporean businessman. He is currently:

- Chairman of Asia Resource Corporation, Singapore
- Chairman of Del Monte Pacific
- Chairman of Network Indonesia
- Chairman of Vietnam Business Club
- Director of Keppel Corporation
- Director of IES Holdings
- Director of Macondray Corporation
- Director of KFC Vietnam
- Council Member of the Singapore Business Federation
- Member of the ASEAN Business Advisory Council
- Member of the Myanmar Business Group

Mr FF Wong

FF Wong is an established Singaporean businessman and entrepreneur. Mr Wong was responsible for the turn-around of Singapore-based businesses QAF Limited and Sunshine Allied. He was also the Managing Director of Myanmar's privatised national airline – Myanmar Airways International for seven years (1992-1998).

Mr Wong is currently:

- Chairman and Chief Executive Officer and major shareholder of Boustead Singapore Ltd
- Director and Group Chief Executive Officer of Easycall International Ltd

Temasek Holdings

Temasek Holdings (Pte) Ltd is an investment holding company based in Singapore. Established in 1974, it holds and manages investments in companies which are involved in a wide range of business activities, from port, shipping and logistics, to banking and financial services, airlines, telecoms and media, power and utilities, and mass transit rail. Many of these are leading companies in Singapore.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/04/2004

TIME: 09:39:10

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

13/04/2004 09:39 AM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 128503 as follows:
Release Time: 13-Apr-2004 09:39:05
ASX Code: QAN
File Name: 128503.pdf
Your Announcement Title: Appendix 3Y - Patricia Cross



128503.pdf

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Patricia Anne Cross
Date of last notice	2 January 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	7 April 2003
No. of securities held prior to change	2,000
Class	Ordinary Shares
Number acquired	47
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.3839
No. of securities held after change	2,047

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/04/2004

TIME: 09:35:09

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

13/04/2004 09:35 AM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 128500 as follows:
Release Time: 13-Apr-2004 09:35:02
ASX Code: QAN
File Name: 128500.pdf
Your Announcement Title: Appendix 3Y - Trevor Eastwood



128500.pdf

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Raymond Eastwood
Date of last notice	3 October 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Merriment Nominees Pty Limited This is Trevor Eastwood's family account
Date of change	7 April 2003
No. of securities held prior to change	12,776
Class	Ordinary Shares
Number acquired	302
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.3839
No. of securities held after change	13,078

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/04/2004

TIME: 09:35:08

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

13/04/2004 09:35 AM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

```
ASX confirms the release to the market of Doc ID: 128499 as follows:
Release Time: 13-Apr-2004  09:35:01
ASX Code: QAN
File Name: 128499.pdf
Your Announcement Title: Appendix 3Y - Peter Gregg
```



128499.pdf

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Allan Gregg
Date of last notice	11 March 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	7 April 2004
No. of securities held prior to change	24,106 Direct Interest 230,000 Indirect Interest
Class	Ordinary Shares
Number acquired	570
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.3839

No. of securities held after change	24,676 Direct Interest 230,000 Indirect Interest
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/04/2004

TIME: 09:30:36

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

13/04/2004 09:31 AM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 128497 as follows:
Release Time: 13-Apr-2004 09:30:30
ASX Code: QAN
File Name: 128497.pdf
Your Announcement Title: Appendix 3Y - Geoff Dixon



128497.pdf

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey James Dixon
Date of last notice	11 March 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	7 April 2004
No. of securities held prior to change	44,619 Direct Interest 375,000 Indirect Interest
Class	Ordinary Shares
Number acquired	1,055
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.3839

No. of securities held after change	45,674 Direct Interest 375,000 Indirect Interest
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/04/2004

TIME: 09:39:12

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

13/04/2004 09:39 AM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 128502 as follows:
Release Time: 13-Apr-2004 09:39:05
ASX Code: QAN
File Name: 128502.pdf
Your Announcement Title: Appendix 3Y - Michael Codd



128502.pdf

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Henry Codd
Date of last notice	3 October 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	7 April 2004
No. of securities held prior to change	11,309
Class	Ordinary Shares
Number acquired	268
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.3839
No. of securities held after change	11,577

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Ordinary Shares under the Qantas Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/04/2004

TIME: 12:23:34

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

EADS/Qantas Wins $2Billion Air-to-air Refuelling Competition

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

16/04/2004 12:23 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 129406 as follows:
Release Time: 16-Apr-2004 12:23:32
ASX Code: QAN
File Name: 129406.pdf
Your Announcement Title: EADS/Qantas Wins $2Billion Air-to-Air Refuelling Competition



129406.pdf



MEDIA RELEASE

SENATOR THE HON ROBERT HILL
Minister for Defence
Leader of the Government in the Senate

Friday, 16 April 2004 **073/2004**

EADS/QANTAS WINS $2 BILLION AIR-TO-AIR REFUELLING COMPETITION

The Military Transport Division of the European Aeronautic Defence and Space Company (EADS) teamed with Qantas Defence Services has been selected as the preferred tenderer for the Royal Australian Air Force's fleet of new air-to-air refuelling aircraft, Defence Minister Robert Hill announced today.

Senator Hill said the government had selected the EADS A330 Multi-Role Tanker Transport Aircraft to replace the RAAF's ageing Boeing 707 aircraft in an approximate $2 billion project.

"The five new aircraft will be capable of refuelling F/A-18, F-111, Airborne Early Warning and Control and Joint Strike Fighter aircraft," Senator Hill said.

"They will also have a significant strategic air lift capacity when not engaged in aerial refuelling tasks, including the ability to carry 293 passengers and a significant amount of cargo.

"The acquisition of an additional aircraft will provide a big boost to operational capabilities – giving the RAAF a wider range of activities in one area of operations while also supporting refuelling and transport activities in a second area."

"Our aircraft, for example, would enable non stop deployment of six F/A-18s from Darwin to Butterworth in Malaysia, while carrying 43 tonnes of support equipment and stores."

Senator Hill said that recent experiences had showed the vital importance of this type of aircraft as a force multiplier during combat operations. This was borne out by the extremely valuable work done by the RAAF 707 tankers over Afghanistan during the War on Terror, and by the high demand for aerial refuelling during the recent Iraqi Freedom operations.

Contract negotiations will now commence with EADS for the purchase of five aircraft.

The basic aircraft will be constructed in Europe, with four of the five having refuelling modifications installed and integrated by Qantas in Brisbane. Qantas Defence Services will also conduct through life support of the aircraft in Australia.

"Australian industry will also be involved in the design of the refuelling system, project management and production of aircraft components and engine parts for export," Senator Hill said.

"Over the life of the program, the value of the work to be undertaken by Australian industry and the associated technology to be transferred to Australia exceeds $500 million."

The project will be a significant defence industry boost for Australia.

Senator Hill said that all the aircraft would be fitted with an Electronic Warfare Self Protection suite for defence against shoulder fired surface to air missiles. Additionally, the EADS tender package includes a hospital bed kit for emergency medical evacuations and advanced simulators for crew training.

Contract signature is expected later this year, with the aircraft planned to enter service from 2007.

Media contacts

Catherine Fitzpatrick	(Senator Hill)	02 6277 7800	0405 351 245
Defence Media Liaison		02 6265 3343	0408 498 664

www.defence.gov.au



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/04/2004

TIME: 13:46:12

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Qantas Defence Services & EADS CASA to Provide RAAF Tankers

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

16/04/2004 01:46 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 129464 as follows:
Release Time: 16-Apr-2004 13:46:10
ASX Code: QAN
File Name: 129464.pdf
Your Announcement Title: Qantas Defence Services & EADS CASA to Provide RAAF Tankers



129464.pdf


QANTAS

Media Release

QANTAS DEFENCE SERVICES AND EADS CASA TO PROVIDE RAAF TANKERS

SYDNEY, 16 April 2004: Qantas and EADS CASA confirmed today they had been selected as the preferred tenderer to acquire, modify and maintain up to five Airbus A330-200 tanker aircraft for the Royal Australian Air Force to be delivered between 2007 and 2009.

Executive General Manager Associated Businesses, Denis Adams, said Qantas Defence Services (QDS), a wholly owned specialist division of Qantas, was delighted to have the opportunity to extend its relationship with the Commonwealth Department of Defence.

"QDS already provides a range of aviation services to the Department of Defence, and understands the specialised needs of Australia's defence services.

"This contract not only gives the RAAF an enhanced tanker capability, but will help to create jobs in Australia," Mr Adams said.

"Once this new arrangement is finalised, we will recruit up to 50 new staff to provide customised maintenance and crew training systems and programs to the RAAF.

"There will also be new jobs created as a result of sub-contracting opportunities in the Australian aeronautics and engineering industries," Mr Adams said.

Mr Adams said heavy maintenance would be undertaken at Qantas' new facility at Brisbane Airport due to open later this year, with operational and logistics support provided at the RAAF base at Amberley.

As the preferred tenderer, Qantas and EADS CASA – the military aircraft division of EADS, which is the owner of Airbus – will now enter negotiations with the Department of Defence on this important contract.

"Qantas already operates a fleet of seven A330s, growing to 13 by the end of 2005, so we are completely familiar with the aircraft, aircrew training and maintenance," Mr Adams said.

Issued by Qantas Corporate Communication (Q3077)
Media Enquiries: Simon Rushton - Telephone (02) 9691 3742


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/04/2004

TIME: 15:54:39

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Welcomes Hong Kong Decision

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

16/04/2004 03:55 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 129498 as follows:
Release Time: 16-Apr-2004 15:54:36
ASX Code: QAN
File Name: 129498.pdf
Your Announcement Title: Qantas Welcomes Hong Kong Decision



129498.pdf



Media Release

QANTAS WELCOMES HONG KONG DECISION

SYDNEY, 16 April 2004: Qantas today welcomed the decision by the Governments of Australia and the Hong Kong Special Administrative Region to increase capacity between Australia and Hong Kong, and to link Hong Kong services to London.

The Chief Executive Officer of Qantas, Geoff Dixon, said the new arrangements would allow Qantas to look at developing Hong Kong as a transit and stop-over point as well as a destination in its own right.

He said the additional capacity meant Qantas could look at developing new services to London via Hong Kong, as well as additional services between Australia and Hong Kong.

"Under the new arrangements, Qantas has the potential to offer four Hong Kong-London flights immediately, increasing to seven flights a week in 2006.

"Hong Kong is an important market for Qantas. We have been flying to Hong Kong since 1949, and currently operate 28 services a week from Sydney, Melbourne, Brisbane and Perth to Hong Kong, with Australian Airlines also flying three Cairns-Hong Kong services a week.

"The additional capacity available, which represents a doubling of capacity in 2006, will allow us to look at a range of competitive opportunities to promote air travel to Hong Kong and beyond," Mr Dixon said.

Issued by Qantas Corporate Communication (Q3078)
Media Enquiries: Belinda de Rome - Telephone 02 9691 3762


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/05/2004

TIME: 12:01:03

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Statistics

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Janine JSM11 Smith

06/05/2004 12:05 PM

To: Sarah SPO07 Post/SYD/QANTAS@QANTAS
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

----- Forwarded by Janine JSM11 Smith/SYD/QANTAS on 06/05/2004 12:04 PM -----



ASX.Online@asx.com.au

06/05/2004 12:01 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 134401 as follows:
Release Time: 06-May-2004 12:00:54
ASX Code: QAN
File Name: 134401.pdf
Your Announcement Title: Preliminary Monthly Traffic/Capacity Statistics - March 2004



134401.pdf

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS MARCH 2004

Summary of Traffic and Capacity Statistics

Month of March 2004

Total Domestic (Qantas and QantasLink) traffic, measured in Revenue Passenger Kilometres (RPKs) increased by 6.7 per cent in March 2004 while capacity, measured in Available Seat Kilometres (ASKs) increased by 2.2 per cent. This resulted in a revenue seat factor of 78.3 per cent, 3.3 percentage points higher than for March 2003.

Total International (Qantas and Australian Airlines) RPKs increased by 6.6 per cent in March, while ASKs increased by 3.0 per cent over the same period. The resulting revenue seat factor of 75.7 per cent was 2.6 percentage points higher than the previous year.

March Group (comprising Qantas Domestic, QantasLink, Qantas International and Australian Airlines) passenger numbers increased by 6.1 per cent over the previous year. RPKs increased by 6.7 per cent, while ASKs were up 2.8 per cent, resulting in a revenue seat factor of 76.5 per cent, which was 2.8 percentage points higher than the previous year.

Financial Year to Date March 2004

Total Domestic revenue seat factor for the financial year to March 2004 increased by 1.7 percentage points to 79.9 per cent when compared with year to date March 2003, while total Domestic yield excluding exchange decreased by 3.0 per cent over the same period. Total International yield excluding exchange for the financial year to March was unchanged when compared with the same period last year. Total International revenue seat factor decreased by 1.0 percentage points to 79.2 per cent over the same period.

Group passenger numbers for the year to March 2004 increased by 0.8 per cent from the previous year. RPKs increased by 1.2 per cent, while ASKs also increased by 0.8 per cent, resulting in a revenue seat factor of 79.4 per cent, 0.3 percentage points higher than the previous year.

Recent Developments

On 6 April 2004, Qantas announced it would be the major investor in a new intra-Asia low cost airline based in Singapore. The airline will fly to a range of Asian cities within five hours of Singapore, operating a fleet of Boeing 737-800 or Airbus A320 aircraft financed through operating leases. Qantas does not currently fly on any of the new airline's preferred routes. The airline will begin flying before the end of 2004 with four aircraft and build to a fleet of more than 20 aircraft over the following three years. Qantas will own 49.9 per cent of the new airline, with 21.1 per cent owned by Mr Tony Chew and 10 per cent owned by Mr FF Wong, both prominent Singapore businessmen. Temasek Holdings (Private) Limited, a major investment company based in Singapore, will own the remaining 19 per cent. The owners will invest a total of S$100 million in the new airline, with Qantas contributing S$50 million.

On 16 April 2004, Qantas welcomed the decision by the Governments of Australia and the Hong Kong Special Administrative Region to increase capacity between Australia and Hong Kong and to link Hong Kong services to London. The new arrangements allow Qantas to look at developing new services to London via Hong Kong, as well as additional services between Australia and Hong Kong. Under the new arrangements, Qantas has the potential to offer four Hong Kong – London flights immediately, increasing to seven flights a week in 2006.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

MARCH 2004

	Month			Financial Year to Date		
	2003/04	2002/03	Change	2003/04	2002/03	Change
Qantas Domestic						
Passengers carried ('000)	1,534	1,399	9.6%	13,417	12,860	4.3%
Revenue Passenger Kilometres (m)	1,986	1,817	9.3%	17,930	17,214	4.2%
Available Seat Kilometres (m)	2,509	2,405	4.3%	22,233	21,830	1.8%
Revenue Seat Factor (%)	79.2	75.5	3.7 pts	80.6	78.9	1.7 pts
QantasLink						
Passengers carried ('000)	245	274	(10.6)%	2,264	2,596	(12.8)%
Revenue Passenger Kilometres (m)	147	182	(19.2)%	1,481	1,751	(15.4)%
Available Seat Kilometres (m)	214	260	(17.7)%	2,049	2,410	(15.0)%
Revenue Seat Factor (%)	68.7	70.0	(1.3) pts	72.3	72.7	(0.4) pts
Total Domestic						
Passengers carried ('000)	1,779	1,673	6.3%	15,681	15,456	1.5%
Revenue Passenger Kilometres (m)	2,133	1,999	6.7%	19,411	18,965	2.4%
Available Seat Kilometres (m)	2,723	2,665	2.2%	24,282	24,240	0.2%
Revenue Seat Factor (%)	78.3	75.0	3.3 pts	79.9	78.2	1.7 pts
Qantas International						
Passengers carried ('000)	721	700	3.0%	6,375	6,603	(3.5)%
Revenue Passenger Kilometres (m)	4,384	4,161	5.4%	39,194	40,329	(2.8)%
Available Seat Kilometres (m)	5,726	5,617	1.9%	48,956	50,303	(2.7)%
Revenue Seat Factor (%)	76.6	74.1	2.5 pts	80.1	80.2	(0.1) pts
Australian Airlines						
Passengers carried ('000)	58	39	48.7%	509	195	161.0%
Revenue Passenger Kilometres (m)	292	224	30.4%	2,531	1,109	128.2%
Available Seat Kilometres (m)	455	382	19.2%	3,739	1,778	110.3%
Revenue Seat Factor (%)	64.2	58.7	5.5 pts	67.7	62.4	5.3 pts
Total International						
Passengers carried ('000)	779	739	5.4%	6,884	6,798	1.3%
Revenue Passenger Kilometres (m)	4,676	4,385	6.6%	41,725	41,438	0.7%
Available Seat Kilometres (m)	6,181	5,999	3.0%	52,695	52,081	1.2%
Revenue Seat Factor (%)	75.7	73.1	2.6 pts	79.2	79.6	(0.4) pts
Total Group Operations						
Passengers carried ('000)	2,558	2,412	6.1%	22,565	22,254	1.4%
Revenue Passenger Kilometres (m)	6,809	6,384	6.7%	61,136	60,403	1.2%
Available Seat Kilometres (m)	8,904	8,664	2.8%	76,978	76,321	0.9%
Revenue Seat Factor (%)	76.5	73.7	2.8 pts	79.4	79.1	0.3 pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Key

(m) *Millions*

RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
MARCH 2004

Summary of Traffic and Capacity Statistics

Month of March 2004

Total Domestic (Qantas and QantasLink) traffic, measured in Revenue Passenger Kilometres (RPKs) increased by 6.7 per cent in March 2004 while capacity, measured in Available Seat Kilometres (ASKs) increased by 2.2 per cent. This resulted in a revenue seat factor of 78.3 per cent, 3.3 percentage points higher than for March 2003.

Total International (Qantas and Australian Airlines) RPKs increased by 6.6 per cent in March, while ASKs increased by 3.0 per cent over the same period. The resulting revenue seat factor of 75.7 per cent was 2.6 percentage points higher than the previous year.

March Group (comprising Qantas Domestic, QantasLink, Qantas International and Australian Airlines) passenger numbers increased by 6.1 per cent over the previous year. RPKs increased by 6.7 per cent, while ASKs were up 2.8 per cent, resulting in a revenue seat factor of 76.5 per cent, which was 2.8 percentage points higher than the previous year.

Financial Year to Date March 2004

Total Domestic revenue seat factor for the financial year to March 2004 increased by 1.7 percentage points to 79.9 per cent when compared with year to date March 2003, while total Domestic yield excluding exchange decreased by 3.0 per cent over the same period. Total International yield excluding exchange for the financial year to March was unchanged when compared with the same period last year. Total International revenue seat factor decreased by 1.0 percentage points to 79.2 per cent over the same period.

Group passenger numbers for the year to March 2004 increased by 0.8 per cent from the previous year. RPKs increased by 1.2 per cent, while ASKs also increased by 0.8 per cent, resulting in a revenue seat factor of 79.4 per cent, 0.3 percentage points higher than the previous year.

Recent Developments

On 6 April 2004, Qantas announced it would be the major investor in a new intra-Asia low cost airline based in Singapore. The airline will fly to a range of Asian cities within five hours of Singapore, operating a fleet of Boeing 737-800 or Airbus A320 aircraft financed through operating leases. Qantas does not currently fly on any of the new airline's preferred routes. The airline will begin flying before the end of 2004 with four aircraft and build to a fleet of more than 20 aircraft over the following three years. Qantas will own 49.9 per cent of the new airline, with 21.1 per cent owned by Mr Tony Chew and 10 per cent owned by Mr FF Wong, both prominent Singapore businessmen. Temasek Holdings (Private) Limited, a major investment company based in Singapore, will own the remaining 19 per cent. The owners will invest a total of S$100 million in the new airline, with Qantas contributing S$50 million.

On 16 April 2004, Qantas welcomed the decision by the Governments of Australia and the Hong Kong Special Administrative Region to increase capacity between Australia and Hong Kong and to link Hong Kong services to London. The new arrangements allow Qantas to look at developing new services to London via Hong Kong, as well as additional services between Australia and Hong Kong. Under the new arrangements, Qantas has the potential to offer four Hong Kong – London flights immediately, increasing to seven flights a week in 2006.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

MARCH 2004

	Month			Financial Year to Date		
	2003/04	2002/03	Change	2003/04	2002/03	Change
Qantas Domestic						
Passengers carried ('000)	1,534	1,399	9.6%	13,417	12,860	4.3%
Revenue Passenger Kilometres (m)	1,986	1,817	9.3%	17,930	17,214	4.2%
Available Seat Kilometres (m)	2,509	2,405	4.3%	22,233	21,830	1.8%
Revenue Seat Factor (%)	79.2	75.5	3.7 pts	80.6	78.9	1.7 pts
QantasLink						
Passengers carried ('000)	245	274	(10.6)%	2,264	2,596	(12.8)%
Revenue Passenger Kilometres (m)	147	182	(19.2)%	1,481	1,751	(15.4)%
Available Seat Kilometres (m)	214	260	(17.7)%	2,049	2,410	(15.0)%
Revenue Seat Factor (%)	68.7	70.0	(1.3) pts	72.3	72.7	(0.4) pts
Total Domestic						
Passengers carried ('000)	1,779	1,673	6.3%	15,681	15,456	1.5%
Revenue Passenger Kilometres (m)	2,133	1,999	6.7%	19,411	18,965	2.4%
Available Seat Kilometres (m)	2,723	2,665	2.2%	24,282	24,240	0.2%
Revenue Seat Factor (%)	78.3	75.0	3.3 pts	79.9	78.2	1.7 pts
Qantas International						
Passengers carried ('000)	721	700	3.0%	6,375	6,603	(3.5)%
Revenue Passenger Kilometres (m)	4,384	4,161	5.4%	39,194	40,329	(2.8)%
Available Seat Kilometres (m)	5,726	5,617	1.9%	48,956	50,303	(2.7)%
Revenue Seat Factor (%)	76.6	74.1	2.5 pts	80.1	80.2	(0.1) pts
Australian Airlines						
Passengers carried ('000)	58	39	48.7%	509	195	161.0%
Revenue Passenger Kilometres (m)	292	224	30.4%	2,531	1,109	128.2%
Available Seat Kilometres (m)	455	382	19.2%	3,739	1,778	110.3%
Revenue Seat Factor (%)	64.2	58.7	5.5 pts	67.7	62.4	5.3 pts
Total International						
Passengers carried ('000)	779	739	5.4%	6,884	6,798	1.3%
Revenue Passenger Kilometres (m)	4,676	4,385	6.6%	41,725	41,438	0.7%
Available Seat Kilometres (m)	6,181	5,999	3.0%	52,695	52,081	1.2%
Revenue Seat Factor (%)	75.7	73.1	2.6 pts	79.2	79.6	(0.4) pts
Total Group Operations						
Passengers carried ('000)	2,558	2,412	6.1%	22,565	22,254	1.4%
Revenue Passenger Kilometres (m)	6,809	6,384	6.7%	61,136	60,403	1.2%
Available Seat Kilometres (m)	8,904	8,664	2.8%	76,978	76,321	0.9%
Revenue Seat Factor (%)	76.5	73.7	2.8 pts	79.4	79.1	0.3 pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Key

(m) Millions

RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown

ASKs: The number of seats available for sale, multiplied by the number of kilometres flown


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/05/2004

TIME: 12:10:05

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

To introduce fuel surcharge

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**


QANTAS

Media Release

QANTAS TO INTRODUCE FUEL SURCHARGE

SYDNEY, 11 May 2004: Qantas said today it would introduce a fuel surcharge on passenger tickets sold after midnight on 17 May due to a substantial rise in jet fuel prices.

The Chief Executive Officer of Qantas Airways, Geoff Dixon, said jet fuel prices were currently about US$44 a barrel, the highest level for 14 years.

"Fuel represented about 15 per cent of Qantas' costs last year, the second largest cost to the Group after salaries and wages," Mr Dixon said.

"The US dollar price of jet fuel today is almost 60 per cent higher than it was 12 months ago – US$44 a barrel compared with US$28 a barrel – and this has significantly increased the cost to our business."

Mr Dixon said the main reasons for the jump in the fuel price were continuing tensions in the Middle East and strong global demand, particularly from the United States of America and China.

He said the last time Qantas introduced a passenger fuel surcharge was in late 2000 after jet fuel prices spiked to more than US$43 a barrel in October 2000 due to surging global demand.

The fuel surcharge will be $6 per sector for Qantas Domestic, QantasLink, Jetstar and domestic New Zealand services and $15 per sector for Qantas International services and Australian Airlines.

Issued by Qantas Corporate Communications (Q3088)
Media Enquiries: Michael Sharp - Telephone (02) 96913469

Janine JSM11 Smith

11/05/2004 12:14 PM

To: Sarah SPO07 Post/SYD/QANTAS@QANTAS
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

----- Forwarded by Janine JSM11 Smith/SYD/QANTAS on 11/05/2004 12:12 PM -----



ASX.Online@asx.com.au

11/05/2004 12:10 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 135266 as follows:
Release Time: 11-May-2004 12:10:03
ASX Code: QAN
File Name: 135266.pdf
Your Announcement Title: Qantas To Introduce Fuel Surcharge

135266.pdf


QANTAS

Media Release

QANTAS TO INTRODUCE FUEL SURCHARGE

SYDNEY, 11 May 2004: Qantas said today it would introduce a fuel surcharge on passenger tickets sold after midnight on 17 May due to a substantial rise in jet fuel prices.

The Chief Executive Officer of Qantas Airways, Geoff Dixon, said jet fuel prices were currently about US$44 a barrel, the highest level for 14 years.

"Fuel represented about 15 per cent of Qantas' costs last year, the second largest cost to the Group after salaries and wages," Mr Dixon said.

"The US dollar price of jet fuel today is almost 60 per cent higher than it was 12 months ago – US$44 a barrel compared with US$28 a barrel – and this has significantly increased the cost to our business."

Mr Dixon said the main reasons for the jump in the fuel price were continuing tensions in the Middle East and strong global demand, particularly from the United States of America and China.

He said the last time Qantas introduced a passenger fuel surcharge was in late 2000 after jet fuel prices spiked to more than US$43 a barrel in October 2000 due to surging global demand.

The fuel surcharge will be $6 per sector for Qantas Domestic, QantasLink, Jetstar and domestic New Zealand services and $15 per sector for Qantas International services and Australian Airlines.

Issued by Qantas Corporate Communications (Q3088)
Media Enquiries: Michael Sharp - Telephone (02) 96913469


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/05/2004

TIME: 14:28:01

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Applies for Additional Capacity to UK

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**


QANTAS

Media Release

QANTAS APPLIES FOR ADDITIONAL CAPACITY TO UK

SYDNEY, 18 May 2004: Qantas said today that it had applied to the International Air Services Commission (IASC) for the right to operate additional services to the United Kingdom.

Executive General Manager Qantas Airlines, John Borghetti said that the new flights, if approved, would increase Qantas services to the UK from 21 to 28 per week over the next two years, including via Hong Kong for the first time.

The additional seven services include four via Hong Kong and three via Singapore.

Mr Borghetti said that if the application were successful, Qantas would operate 17 services to the UK each week via Singapore, seven via Bangkok and four via Hong Kong.

Qantas has also applied to add a further three weekly services via Hong Kong to the UK. These flights will not operate until April 2006.

Issued by Qantas Corporate Communication (Q3093)
Media Enquiries: Simon Rushton - Telephone (02) 9691 3742


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/05/2004

TIME: 09:11:21

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

TLS News Rel:Telstra takes off with Qantas service agreement

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**


Telstra

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

17 May 2004

The Manager

Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Telstra takes off with Qantas service agreement

In accordance with the listing rules, I attach an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release


Telstra

17 May 2004 141 / 2004

Telstra takes off with Qantas service agreement

Telstra today announced it has secured one of the largest telecommunications managed services deals in Australian history, following Qantas' decision to award it an estimated $750 million, seven year contract to manage all of the airlines' voice, desktop and network managed services.

Telstra Business and Government Group Managing Director, David Thodey, said the agreement with Qantas fully supported Telstra's strategy to provide ICT services and solutions to Australian companies which Telstra managed on behalf of the customer.

"Telstra is delighted with Qantas' decision to award us this contract, which will see our relationship expand significantly," Mr Thodey said.

"To sign a seven year deal with such a broad range of services in today's fiercely competitive ICT market is a real achievement and testament to our ability to deliver innovation and value for our customers."

Telstra Services Solutions Managing Director, Mike Foster, said Telstra would not only maintain responsibility for the management of desktops and WAN, but also manage a range of new services including:

- Transformation of current network to a full Internet Protocol (IP) capable network.
- Full managed voice services for Australia and New Zealand.
- Enhancement of Desktops including upgrades to Software, mail and directory environments.
- Facility management of radio, moving to a full managed radio service over time..

Concurrent with the agreement, Qantas has also entered into a relationship with IBM, which will be responsible for the data centre, applications services and cross functional services. Ultimately these contracts will result in Telstra and IBM establishing a new business system platform to replace the current platform.

"This deal is one of a number of recent milestones for Telstra's Services Solutions division including the proposed acquisition of KAZ Group. We are now ideally placed to grow its share of the $10 billion Australian ICT services market," Mr Foster said.

"The intensely competitive managed service solutions market is an important growth driver for Telstra and to ensure we remain a highly competitive force we have

invested heavily in getting our service right and offering innovative products and services such as our managed solutions, hosting services and Community of Interest networks to name a few.

"The acquisition of KAZ will further increase our capability by enabling us to serve those who want a telecommunications company as a partners who can deliver and manage their complex IT and Business Process Outsourcing (BPO) service," Mr Foster said.

Telstra media contact:

Warwick Ponder
02 9298 4619
0409 369 711


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/05/2004

TIME: 09:05:06

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Partnership with IBM & Telstra

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



Media Release

QANTAS ANNOUNCES PARTNERSHIP WITH IBM AND TELSTRA

SYDNEY, 17 May 2004: Qantas said today it had entered agreements with IBM and Telstra for its future Information Technology infrastructure, which provides a wide range of IT and network services for the company.

Chief Information Officer Fiona Balfour said existing infrastructure and facilities could no longer meet Qantas' growing IT needs including the data centre which the company had maintained for more than 40 years.

"Qantas' reliance on technology has grown exponentially in recent years," Ms Balfour said. "Everything we do depends on technology, from our online booking engine and ticketing to load and departure control, as well as the technological advances onboard our aircraft and at airports.

"International airlines no longer build their own data centres, instead they turn to service providers that have the latest technology, scale and expertise to run these operations," she said. "These agreements with IBM and Telstra will ensure we stay at the forefront of technology and offer the best service to our customers."

Under a $650 million agreement, IBM will acquire and manage the delivery of data centre operations, mainframe and mid-range computing and other managed services over 10 years. Telstra will be responsible for domestic data, voice and desktop services over seven years under a $750 million agreement. More than half of the 192 staff affected have accepted positions with the service providers or been redeployed within Qantas.

Ms Balfour said the transition of the services would begin on 31 May and implementation would be completed within two years. The agreements follow a year-long review of the existing services and detailed evaluations with IBM and Telstra of their capacity to meet Qantas' needs. Qantas used the services of the worldwide sourcing consultants TPI to advise it through the evaluation and decision.

"This partnership with IBM and Telstra will also enable us to build our own capabilities and modernise our network to the condition required for new generation systems and technology as the Qantas Group grows and changes," she said.

"We will continue to develop, manage and control all business systems with a 700-strong IT workforce providing systems delivery and overseeing these managed services."

In recent years, Qantas has forged strategic alliances with Telstra for its domestic communications network and desktop services, IBM and Oracle for business e-enablement, SITA for international network, and Amadeus for ticketing, reservations, inventory and departure control.

Issued by Qantas Corporate Communication (Q3089)
Media Enquiries: Sonya Sandham - Telephone (02) 9691 3473



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/05/2004

TIME: 12:04:48

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Holiday Airline to Fly to The Hottest New Ski Destination

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Janine JSM11 Smith
20/05/2004 01:09 PM

To: Sarah SPO07 Post/SYD/QANTAS@QANTAS
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

----- Forwarded by Janine JSM11 Smith/SYD/QANTAS on 20/05/2004 01:08 PM -----



ASX.Online@asx.com.au
19/05/2004 12:05 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 136998 as follows:
Release Time: 19-May-2004 12:04:38
ASX Code: QAN
File Name: 136998.pdf
Your Announcement Title: Holiday Airline to Fly to Hottest New Ski Destination



136998.pdf

MEDIA RELEASE


Australian

A.2004.28
19 May 2004
Sydney

HOLIDAY AIRLINE TO FLY TO THE HOTTEST NEW SKI DESTINATION

Australian Airlines today announced it would begin flying to one of the hottest ski destinations in the world, Sapporo in Japan.

Australian Airlines will offer one-stop connections to Sapporo from Sydney and the Gold Coast via Cairns.

The service, subject to government approval, will be seasonal with twice weekly flights between 3 November 2004 and 26 March 2005.

Australian Airlines Chief Executive Andrea Staines said Sapporo was the 13th destination in the carrier's network.

"Skiing in Japan is becoming increasingly popular among Australian and New Zealand ski enthusiasts as it is closer than Europe or America and makes it possible to ski all year round.

"Sapporo, with its beautiful snow fields, was an obvious choice when we were looking to expand our network.

"We currently fly 17 services each week to the Japanese cities of Nagoya, Osaka and Fukuoka," she said. "Sapporo will be our fourth destination in Japan and increase the number of weekly Australian Airlines flights to Japan to 19."

Ms Staines said Sapporo had plenty to offer holidaymakers.

"Sapporo is the capital of the northern-most island of Hokkaido and a beautiful city with wide, tree-lined streets and plenty of shopping and restaurants.

"Visitors can enjoy ski fields with a reputation for some of the best powder snow in Asia and more than 100 ski runs. This region is also famous for its fresh seafood, chocolate, ramen noodles and beer.

"With more than 200 hot springs in Hokkaido, ancient Japanese culture and activities like snow rafting and ice fishing on offer, you'll never run out of things to do," she said. "There's also the internationally recognised Sapporo Snow Festival held each February."

Australian Airlines flights to Sapporo will depart on Wednesdays and Saturdays.

Media Inquiries: **Sonya Sandham** **Tel (02) 9691 3473**


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/05/2004

TIME: 12:44:27

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appointment of Assistant Company Secretary

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Janine JSM11 Smith

20/05/2004 01:09 PM

To: Sarah SPO07 Post/SYD/QANTAS@QANTAS
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

----- Forwarded by Janine JSM11 Smith/SYD/QANTAS on 20/05/2004 01:08 PM -----



ASX.Online@asx.com.au

20/05/2004 12:44 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 137279 as follows:
Release Time: 20-May-2004 12:44:22
ASX Code: QAN
File Name: 137279.pdf
Your Announcement Title: Appointment of Assistant Company Secretary



137279.pdf

General Counsel
Brett Johnson


QANTAS

20 May 2004

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

Appointment of Assistant Company Secretary

Pursuant to Listing Rule 3.16, Qantas advises that Janine Louise Smith has been appointed as an Assistant Company Secretary of Qantas, effective today.

Yours faithfully

Brett Johnson

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3456 *Facsimile* 61 (2) 9691 3339


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/05/2004

TIME: 13:28:20

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Statistics - April 04

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Janine JSM11 Smith

28/05/2004 01:34 PM

To: Cassandra Hamlin/SYD/QANTAS@QANTAS, Michael MSH61 Sharp/SYD/QANTAS@QANTAS, Sarah SHO41 Hodge/SYD/QANTAS@QANTAS, Belinda De Rome/SYD/QANTAS@QANTAS, Katie Pearson/SYD/QANTAS@QANTAS, russell.mailler@asxperpetual.com.au, linna.duong@asxperpetual.com.au

cc: Kathryn Loader/SYD/QANTAS@QANTAS, Melissa MJO95 Jones/SYD/QANTAS@QANTAS, Sarah SPO07 Post/SYD/QANTAS@QANTAS

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

FYI

Janine Smith
Assistant Company Secretary
Qantas Airways Limited
ph +61 2 9691 4262
fx + 61 2 9691 3339
mb + 61 410 601 077
janinesmith@qantas.com.au

----- Forwarded by Janine JSM11 Smith/SYD/QANTAS on 28/05/2004 01:29 PM -----



ASX.Online@asx.com.au

28/05/2004 01:28 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au

cc:

Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 139086 as follows:
Release Time: 28-May-2004 13:28:14
ASX Code: QAN
File Name: 139086.pdf
Your Announcement Title: Preliminary Monthly Traffic & Capacity Statistics April 2004



139086.pdf

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS APRIL 2004

Summary of Traffic and Capacity Statistics

Month of April 2004

Total Domestic (Qantas and QantasLink) traffic, measured in Revenue Passenger Kilometres (RPKs) increased by 11.8 per cent in April 2004 while capacity, measured in Available Seat Kilometres (ASKs) increased by 6.7 per cent. This resulted in a revenue seat factor of 80.9 per cent, 3.7 percentage points higher than for April 2003.

Total International (Qantas and Australian Airlines) RPKs increased by 25.1 per cent in April, while ASKs increased by 10.1 per cent over the same period. The resulting revenue seat factor of 76.2 per cent was 9.2 percentage points higher than the previous year.

April Group (comprising Qantas Domestic, QantasLink, Qantas International and Australian Airlines) passenger numbers increased by 15.4 per cent over the previous year. RPKs increased by 20.5 per cent, while ASKs were up 9.0 per cent, resulting in a revenue seat factor of 77.6 per cent, which was 7.4 percentage points higher than the previous year.

Financial Year to Date April 2004

Total Domestic revenue seat factor for the financial year to April 2004 increased by 1.9 percentage points to 80.0 per cent when compared with year to date April 2003, while total Domestic yield excluding exchange decreased by 3.2 per cent over the same period. Total International yield excluding exchange for the financial year to April increased by 0.2 per cent when compared with the same period last year. Total International revenue seat factor increased by 0.6 percentage points to 78.9 per cent over the same period.

Group passenger numbers for the year to April 2004 increased by 2.7 per cent from the previous year. RPKs increased by 2.9 per cent, while ASKs also increased by 1.7 per cent, resulting in a revenue seat factor of 79.2 per cent, 0.9 percentage points higher than the previous year.

Recent Developments

Qantas announced it would introduce a fuel surcharge on passenger tickets effective 17 May 2004, due to a substantial rise in jet fuel prices. Qantas Domestic, QantasLink, Jetstar and domestic New Zealand services will attract a fuel surcharge of A$6 per sector while Qantas International and Australian Airlines services will attract a fuel surcharge of A$15 per sector. Jet fuel prices reached their highest level in 14 years during May 2004.

On 18 May 2004 Qantas announced it had applied to the International Air Services Commission for the right to operate additional services to the United Kingdom. The new flights if approved, would increase Qantas services to the UK from 21 to 28 per week over the next two years. The additional seven services include four via Hong Kong and three via Singapore. Qantas has also applied to add a further three weekly services via Hong Kong to the UK, which if approved would operate from April 2006.

On 25 May 2004 Jetstar's inaugural flight departed from Newcastle, the airline's engineering base, for Melbourne, the home of Jetstar. The airline's fleet will initially comprise 14 Boeing 717 aircraft seating 125 passengers. Jetstar's first Airbus A320 aircraft will be delivered in June 2004 and will commence flying by late July 2004. Jetstar will progressively move to a fleet of 23 A320 aircraft.

The Bureau of Transport and Regional Economics has reported that 92.1 per cent of Qantas Domestic flights departed on time during March 2004, while 93.7 per cent of Qantas Domestic flights arrived on time during the same month. For QantasLink flights during March 2004, 89.8 per cent departed on time and 88.2 per cent arrived on time.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

APRIL 2004

	Month 2003/04	Month 2002/03	Change	Financial Year to Date 2003/04	Financial Year to Date 2002/03	Change
Qantas Domestic						
Passengers carried ('000)	1,531	1,332	14.9%	14,948	14,192	5.3%
Revenue Passenger Kilometres (m)	2,057	1,799	14.4%	19,987	19,013	5.1%
Available Seat Kilometres (m)	2,525	2,317	9.0%	24,758	24,146	2.5%
Revenue Seat Factor (%)	81.5	77.6	3.9 pts	80.7	78.7	2.0 pts
QantasLink						
Passengers carried ('000)	251	260	(3.5)%	2,515	2,856	(11.9)%
Revenue Passenger Kilometres (m)	155	180	(13.9)%	1,636	1,931	(15.3)%
Available Seat Kilometres (m)	210	247	(15.0)%	2,259	2,657	(15.0)%
Revenue Seat Factor (%)	73.8	72.9	0.9 pts	72.4	72.7	(0.3) pts
Total Domestic						
Passengers carried ('000)	1,782	1,592	11.9%	17,463	17,048	2.4%
Revenue Passenger Kilometres (m)	2,212	1,979	11.8%	21,623	20,944	3.2%
Available Seat Kilometres (m)	2,735	2,564	6.7%	27,017	26,803	0.8%
Revenue Seat Factor (%)	80.9	77.2	3.7 pts	80.0	78.1	1.9 pts
Qantas International						
Passengers carried ('000)	721	603	19.6%	7,096	7,206	(1.5)%
Revenue Passenger Kilometres (m)	4,403	3,607	22.1%	43,597	43,936	(0.8)%
Available Seat Kilometres (m)	5,737	5,305	8.1%	54,693	55,608	(1.6)%
Revenue Seat Factor (%)	76.7	68.0	8.7 pts	79.7	79.0	0.7 pts
Australian Airlines						
Passengers carried ('000)	64	29	120.7%	573	224	155.8%
Revenue Passenger Kilometres (m)	315	165	91.1%	2,846	1,274	123.4%
Available Seat Kilometres (m)	456	322	41.7%	4,195	2,100	99.8%
Revenue Seat Factor (%)	69.0	51.2	17.8 pts	67.8	60.7	7.1 pts
Total International						
Passengers carried ('000)	785	632	24.2%	7,669	7,430	3.2%
Revenue Passenger Kilometres (m)	4,718	3,772	25.1%	46,443	45,209	2.7%
Available Seat Kilometres (m)	6,194	5,627	10.1%	58,888	57,708	2.0%
Revenue Seat Factor (%)	76.2	67.0	9.2 pts	78.9	78.3	0.6 pts
Total Group Operations						
Passengers carried ('000)	2,567	2,224	15.4%	25,132	24,478	2.7%
Revenue Passenger Kilometres (m)	6,930	5,751	20.5%	68,066	66,153	2.9%
Available Seat Kilometres (m)	8,928	8,191	9.0%	85,906	84,511	1.7%
Revenue Seat Factor (%)	77.6	70.2	7.4 pts	79.2	78.3	0.9 pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies occur between the sum of the components of items and the total, and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

Key

(m) Millions
RPKs: The number of paying passengers carried, multiplied by the number of kilometres flown
ASKs: The number of seats available for sale, multiplied by the number of kilometres flown


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/06/2004

TIME: 18:19:10

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

New Codeshare with Air France/Increased UK Services

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Melissa MJO95 Jones

18/06/2004 06:22 PM

To: Cassandra Hamlin/SYD/QANTAS@QANTAS, Michael MSH61 Sharp/SYD/QANTAS@QANTAS, Belinda De Rome/SYD/QANTAS@QANTAS, Katie Pearson/SYD/QANTAS@QANTAS, russell.mailler@aprl.com.au
cc: Brett BJO13 Johnson/SYD/QANTAS@QANTAS, Janine JSM11 Smith/SYD/QANTAS@QANTAS, Kathryn Loader/SYD/QANTAS@QANTAS, Sarah SPO07 Post/SYD/QANTAS@QANTAS
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

FYI

Kind regards

Melissa Jones
Corporate Lawyer
Qantas Airways Limited

----- Forwarded by Janine JSM11 Smith/SYD/QANTAS on 18/06/2004 06:20 PM -----



ASX.Online@asx.com.au

18/06/2004 06:19 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

```
ASX confirms the release to the market of Doc ID: 143173 as follows:
Release Time: 18-Jun-2004  18:19:05
ASX Code: QAN
File Name: 143173.pdf
Your Announcement Title: New Codeshare with Air France / Increased UK
Services
```



143173.pdf


QANTAS

Media Release

QANTAS ANNOUNCES NEW CODESHARE WITH AIR FRANCE AND INCREASED UK SERVICES FOR NORTHERN WINTER

SYDNEY, 18 June 2004: Qantas said today it would expand its European operations from 31 October by introducing daily codeshare services with Air France to Paris via Singapore and increasing services to London from 21 to 27 per week.

The Executive General Manager of Qantas Airlines, John Borghetti, said Qantas was very pleased to enter its first codeshare relationship with Air France.

"Qantas is restricted to operating only three flights to Paris a week under the bilateral agreement between Australia and France," Mr Borghetti said.

"This limited schedule has made it difficult to achieve profitability on the route and the losses we are incurring are simply not sustainable.

"The new relationship with Air France will allow us to offer daily codeshare services from Australia to Paris and therefore greater choice and flexibility for both business and leisure customers.

"Qantas Frequent Flyer members will be able to earn points on all codeshare flights to Paris, including the new Air France flights."

Mr Borghetti said customers would fly on Qantas services between Australia and Singapore and then connect to Air France flights between Singapore and Paris' Charles de Gaulle Airport.

The Qantas Group will operate 52 services each week between Australia and Singapore – 45 Qantas flights from Sydney, Melbourne, Brisbane, Perth, Adelaide and Darwin and seven Australian Airlines flights from Cairns and Sydney to Singapore.

Mr Borghetti said Qantas would also, subject to approval by the International Air Services Commission, increase services to London from 21 to 27 per week with three new Perth-Singapore-London flights and three new Sydney-Hong Kong-London services.

"These additional services will utilise new landing and take-off slots at Heathrow that we purchased earlier this year," Mr Borghetti said.

"Under the new schedule, Qantas will operate 17 services to London via Singapore, seven via Bangkok and three via Hong Kong.

"Together with the new services to Mumbai and Shanghai that will begin later this year, Qantas is growing its international operations."

Mr Borghetti said Qantas would continue to operate daily flights to Frankfurt via Singapore.

Issued by Qantas Corporate Communication (Q3101)
Media Enquiries: Simon Rushton - Telephone (02) 9691 3742

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Street number and Street name: 11/38 Abbott Street

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Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
Qantas Airways Limited

Refer to guide for information about corporate key

ACN/ABN
16 009 661 901

Corporate key
20401595

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Janine Louise Smith

ASIC registered agent number (if applicable)
115

Telephone number
02 9691 2462

Postal address
Qantas Centre, Building A, Level 9, 203 Coward Street, Mascot
New South Wales, 2020

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs 10 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Brett Stuart Johnson

Capacity
[ ] Director
[x] Company secretary

Signature

Date signed
31/05/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au



ASIC

Australian Securities & Investments Commission

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Registered Agents

Form 484
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Agent:	QANTAS AIRWAYS LIMITED Agent No.115
Company:	QANTAS AIRWAYS LIMITED ACN 009 661 901
Reference:	70905934

Statutory Fees Advice

Your form has been accepted by ASIC on 24/05/2004 at 11:16:53 and there are no fees payable.

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agent name and number **115**

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ Signatory above
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General Counsel and
Company Secretary
Brett Johnson
ASIC
Australian Securities and Investments Commission


QANTAS

Electronic Lodgement

Document No. **7E0152823**

Lodgement date/time: 24-05-2004 11:16:53
Reference Id: 70905934

Change of company details

Form 484 - Corporations Act 2001

Company details

Company name
QANTAS AIRWAYS LIMITED
Australian Company Number (ACN)
009 661 901

A1 Change of address

Company officeholder's residental address

Officeholder details

Given names **JOHN MICHAEL**

Family name **SCHUBERT**

Date of Birth **11-12-1942**

City/town of Birth **ADELAIDE**

State (if born in Australia) **SA**

Address
U 96
3 MACQUARIE ST
SYDNEY NSW 2000
Australia

Effective Date **23-05-2004**

Authorisation

This form has been authorised by

I certify that the information in this form is true and complete
Name
BRETT STUART JOHNSON
Capacity
Secretary
Date signed
24-05-2004

Lodging party details

Please notify the registered agent details (if applicable) and who queries about this form should be directed to

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete

ASIC registered agent
QANTAS AIRWAYS LIMITED
ASIC registered agent number

Qantas Airways Limited
ABN 16 009 661 901
203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3456 Facsimile 61 (2) 9691 3339

A1 Change of address

This section allows a new address to be applied to one or more purposes (ie registered office, principal place of business, company officeholder or member). You must copy and attach another Section A1 for each new address.

New address
A PO Box is only allowed for a member address

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)
96/3

Street number and Street name
Macquarie Street

Suburb/City
Sydney

State/Territory
New South Wales

Postcode
2000

Country (if not Australia)

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For members' address changes, use the date of change to the members' register

Date of change
2 3 / 0 5 / 0 4
[D D] [M M] [Y Y]

Apply address to
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☒ **Company officeholder's residential address**

1
Family name: Schubert
Given names: John Michael
Date of birth: 1 1 / 1 2 / 4 2
[D D] [M M] [Y Y]
Place of birth (town/city): Adelaide
(state/country): South Australia

2
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Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Qantas Airways Limited

ACN/ABN
16 009 661 901

Corporate key
20401595

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Janine Louise Smith

ASIC registered agent number (if applicable)
115

Telephone number
02 9691 2462

Postal address
Qantas Centre, Building A, Level 9, 203 Coward Street, Mascot,
New South Wales, 2020

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Brett Stuart Johnson

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
11/05/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

5. Lapse of Performance Rights

5.1 Unless the Board otherwise determines, any Performance Rights granted that have not vested in accordance with Rule 4.1, will lapse if the Participant ceases employment with the Qantas Group. (Note – this Rule will not apply if the Participant is employed by the Group at 30 June 2006 but ceases employment with the Group prior to testing in accordance with Rule 6.2).

5.2 *Performance Rights for which the Hurdle is not met when the Hurdle is tested in accordance* with Rule 3.2, lapse.

5.3 On a Performance Right lapsing, all rights of a Participant under the Plan in respect of the Performance Right cease and no consideration or compensation will be payable for or in relation to that lapse.

5.4 Where, due to Special Circumstances (other than Redundancy in which case Rule 5.1 applies), a Participant ceases to be employed by the Group before the achievement of the Hurdle, the Board has (at that time) an absolute discretion to resolve (if it believes it is appropriate) that the Rights vest:

i. in the case of any of the events in paragraphs (a)-(c) inclusive in the definition of Special Circumstances, on the day after the Participant ceases to be an employee of the Group; or

ii. in the case of any event in paragraph (e) in the definition of Special Circumstances, on the date that the Board determines that a Special Circumstance exists or such other date that the Board determines is appropriate.

6. Administration

The Chief Executive Officer is delegated authority to administer the grant of Rights under these Rules and to take such action as may be reasonably necessary or desirable to implement or effect the offer, including without limitation authorising the purchase (on-market) of the Shares required to meet the obligation on the conversion of the Rights.

7. Conflict

If there is a conflict between any part of these Rules and the Terms & Conditions of the Plan, the Terms & Conditions prevail.

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT

30 APRIL 2004

BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

QANTAS DEFERRED SHARE PLAN
2003/04 PERFORMANCE RIGHTS PLAN RULES

The following Rules of the Qantas Deferred Share Plan (Plan) are subject to, and must be read in conjunction with, the Terms & Conditions of the Plan. Capitalised terms in these Rules have the same meaning as in the Terms & Conditions.

The Board of Qantas has absolute discretion with respect to the operation, control and administration of the Plan as well as any matter incidental to the Plan.

1. Background

1.1 The Terms & Conditions were approved by Shareholders at the 17 October 2002 Annual General Meeting.

1.2 These Rules have been adopted in accordance with clause 10.1(ii) of the Terms & Conditions and apply in respect of the grant of rights (Performance Rights) to the Senior Managers of Qantas (Participants) as part of their long term incentive.

1.3 The operation of the Plan will be subject to review by the Board who, in its absolute discretion, may:

i. vary these Rules for subsequent offers; or
ii. make an offer subject to additional conditions.

2. Grant of Performance Rights

2.1 Performance Rights may be granted to Participants under these Rules:

i. by the Board; or
ii. by the Chief Executive Officer when the offer is to be made to other Qantas Senior Managers.

2.2 Participants who are granted Performance Rights will receive a holding statement.

3. Performance Hurdle for Grant of Performance Rights

3.1 Subject to these Rules, the Performance Hurdle which must be met prior to the vesting of the Performance Rights is achievement of the three year average of the Target of Return on Total Gross Assets (Target ROTGA) approved by the Board in the Budgets set for the years ending 30 June 2004, 30 June 2005 and 30 June 2006 (Hurdle). The Target ROTGA for the year ending 30 June 2004 is [confidential]%.

3.2 The Hurdle will be tested immediately upon approval by the Board of the Financial Statements for the year ended 30 June 2006.

4. Vesting and Conversion of Performance Rights

4.1 Provided a Performance Right has not lapsed in accordance with Rule 5, after the Hurdle has been tested in accordance with Rule 3.2 and the Hurdle set out in Rule 3.1 has been achieved, Performance Rights will vest.

4.2 Performance Rights which vest in accordance with Rule 4.1 will automatically be converted to Shares (which shall be purchased on-market but at no cost to the Participant). Each Participant will be notified when their respective Performance Rights are converted to Shares.

12. RIGHTS OF PARTICIPANTS

Nothing in these Terms & Conditions:

i. confers on an Eligible Employee the right to receive any DSP Shares or be granted Rights;

ii. confers on a Participant the right to continue as an employee of the Group;

iii. affects any rights which the Group may have to terminate the employment of any Participant;

iv. may be used to increase damages in any action brought against the Group in respect of any termination of employment with the Group; or

v. confers on any Participant the right to receive any Shareholder entitlement (including rights issues, bonus share issues and dividends (whether or not declared)) before a Right is converted and Shares delivered.

13. COSTS AND EXPENSES

13.1 Costs of Qantas

Subject to clauses 3.1, 3.4 and 3.5, Qantas will pay all costs and expenses in relation to the establishment and operation of the Plan, including all costs and expenses in relation to the delivery of DSP Shares, Rights or Shares delivered pursuant to a conversion of Rights (DSP Securities) except that Qantas is not responsible for any Taxes which may become payable in connection with the delivery of DSP Securities or any other dealing with DSP Securities.

13.2 Costs of Participant

Each Participant will pay all costs and expenses in relation to the sale of any Shares acquired under the Plan.

14. TERMINATION AND SUSPENSION OF THE PLAN

The Board may, by notice in writing to all Participants, terminate or suspend the Plan at any time, provided that termination or suspension does not affect or prejudice the existing rights of Participants at that time.

15. CHOICE OF LAW AND JURISDICTION

15.1 Choice of law

The Plan and the rights of the Participants thereunder are governed by the laws of and applicable in the State of New South Wales, Australia.

15.2 Jurisdiction

Each Participant irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the State of New South Wales, Australia and courts entitled to hear appeals from those courts.

Conversion of rights to shares

You will be notified when your rights convert to shares. Subject to achievement of the performance hurdle, Performance Rights may be converted (on a one-for-one basis) to ordinary Qantas shares three years after award for no additional consideration. It is expected that Qantas will satisfy its conversion obligation by arranging for the purchase of Qantas shares on-market, which will be registered in the name of the relevant executive. Performance Rights which do not vest three years after award will lapse.

Tax

It is envisaged that you will be subject to income tax at the time your rights convert to shares under the Employee Share Scheme provisions of the Tax law. Alternatively, you can choose to be taxed up front (ie. in the current tax year). This election would apply to all employee shares and rights that you acquire under any employee share or rights plan this tax year. Should you wish to elect to be taxed at grant, the taxable value of these rights is quoted on the attached Holding statement.

Regardless of whether you defer tax or make an election, there may also be Capital Gains Tax implications depending on when the shares are ultimately sold. Qantas is unable to provide individuals with taxation advice, and you should therefore seek independent professional taxation advice relevant to your own circumstances.

Qantas is however seeking a Class Ruling from the ATO on behalf of all participants, which will detail the tax implications of your participation in the PRP. A copy of the Class Ruling will be forwarded to you when provided by the ATO. This can be used when obtaining your own independent taxation advice concerning your participation in the PRP.

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT

30 APRIL 2004

BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT

30 APRIL 2004

BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

QANTAS
DEFERRED SHARE PLAN

TERMS & CONDITIONS

Tabled and approved at the Annual General Meeting
of Qantas Airways Limited on 17 October 2002

Margaret Jackson
Chairman

QANTAS DEFERRED SHARE PLAN
TERMS & CONDITIONS

1. INTRODUCTION

1.1 Name of Plan

This Plan is called the 'Qantas Deferred Share Plan'.

1.2 Object of Plan

The object of the Plan is to:

i. align the interests of Eligible Employees and Shareholders;

ii. assist in making remuneration packages of Eligible Employees consistent with market practice by providing an opportunity to invest in Qantas;

iii. provide a medium-term incentive for the retention of Eligible Employees; and

iv. support the culture of employee share ownership.

1.3 Function of Plan

The Plan provides for the offer of an incentive to Eligible Employees in the form of DSP Shares and Rights. Generally, Participants will have to pay for the DSP Shares, but not for the Shares issued or delivered on the conversion of Rights. Generally, the vesting and conversion of Rights to Shares will be conditional on the Eligible Employee remaining an employee of the Group for a set period (generally two years) from the relevant Date of Registration and any Vesting Conditions being satisfied.

1.4 Commencement of Plan

The Plan will commence operation on the date the Plan is approved by Shareholders (17 October 2002).

2. DEFINITIONS AND INTERPRETATION

2.1 Definitions

In these Terms & Conditions and any Rules unless the context otherwise requires, the following expressions have the following meanings:

EXPRESSION	MEANING
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691), or the market conducted by it.
Board	the directors of Qantas acting as a board or any committee of the board or person to whom any authority has been delegated under clause 10.4.
Date of Registration	with respect to a DSP Share or Right, the date that the Participant acquires a legal or beneficial interest.
DSP Shares	Shares acquired under clauses 3.1i(a) or 3.1i(b) while they remain subject to these Terms & Conditions.
Eligible Employee	employees and executive directors of the Group whom the Board determines to be eligible for an Offer.
Group	Qantas and its Subsidiaries.

EXPRESSION	MEANING
Holding Lock Period	in relation to DSP Shares, the period commencing on the Date of Registration and expiring two years after the Date of Registration, unless: (a) otherwise specified by the Board at the time of the Offer; or (b) Special Circumstances exist for the relevant Participant.
Law	any applicable statute, regulation, by-law, ordinance or subordinate legislation in force from time to time in the relevant jurisdiction, including common law and equity, as applicable from time to time.
Legal Personal Representative	(a) the executor of the will or an administrator of the estate of a deceased person; (b) the trustee of the estate of a person under a legal disability; or (c) any beneficiary of the estate of the deceased person as nominated by the executor, administrator or trustee.
Listing Rules	the official listing rules of the ASX.
Offer	an offer to one or more Eligible Employees to participate in the Plan.
Participant	a person who acquires a legal or beneficial interest in DSP Shares or Rights under this Plan and includes the Legal Personal Representative of the person.
Plan	the Qantas Deferred Share Plan governed by these Terms & Conditions (including any Rules).
Qantas	Qantas Airways Limited (ABN 16 009 661 901).
Redundancy	a termination or cessation of a Participant's employment or office with a member of the Group as a result of redundancy, as determined by the Board.
Right	a right granted under clause 3.1i(c) to receive, subject to these Terms & Conditions, the number of Shares specified at the time of the offer of that right.
Rules	any rules made by the Board pursuant to clause 10.1ii.
Security Interest	a mortgage, charge, pledge, lien, encumbrance or other third party interest of any nature.
Shareholder	a shareholder of Qantas.
Shares	fully paid ordinary shares in the capital of Qantas.
Special Circumstances	with respect to a Participant: (a) Total and Permanent Disablement; (b) death; (c) termination of employment with any member of the Group by reason of the attainment of such age of retirement as determined by the Board; (d) Redundancy; or (e) such other circumstances the Board may at any time determine.

EXPRESSION	MEANING
Subsidiary	a body corporate of which Qantas is a holding company in terms of section 9 and Division 6 of Part 1.2 of the Corporations Act.
Tax	includes any tax (whether direct or indirect), levy, impost, deduction, charge, rate, contribution, duty or withholding which is assessed (or deemed to be assessed), levied, imposed or made by any government or any governmental, semi-governmental or judicial entity or authority together with any interest, penalty, fine, charge, fee or other amount assessed (or deemed to be assessed), levied, imposed or made on or in respect of any or all of the foregoing.
Terms & Conditions	the terms & conditions governing the operation of the Plan set out in this instrument, as amended from time to time.
Total and Permanent Disablement	in relation to a Participant, that the Participant has, in the opinion of the Board, become permanently incapacitated to such an extent as to render the Participant unable or, in the opinion of the Board, unlikely to again engage in the Participant's primary occupation.
Vesting Date	in relation to Rights, unless otherwise specified by the Board at the time of the Offer, two years from the Date of Registration.
Vesting Conditions	in relation to Rights, any conditions set by the Board when making an Offer of Rights pursuant to clause 3.1i(c).

2.2 Interpretation

In these Terms and Conditions:

i. headings are for convenience only and do not affect the interpretation of these Terms & Conditions;

ii. unless the context otherwise requires, words denoting the singular include the plural and vice versa;

iii. references to any legislation or any provision of any legislation include any modification or re-enactment of the legislation or any legislative provision substituted for, and all legislation and statutory instruments and regulations issued under, the legislation;

iv. where any word or phrase is given a defined meaning in these Terms & Conditions, any part of speech or other grammatical form of that word or phrase has a corresponding meaning;

v. a reference to a clause or paragraph is a reference to a clause or paragraph in these Terms & Conditions; and

vi. the words 'including' or 'includes' means 'including (or includes as applicable) without limitation'.

3. OPERATION OF THE PLAN

3.1 Offer

Subject to these Terms and Conditions:

i. the Board may from time to time do all or any of the following under the Plan:

(a) offer an Eligible Employee the opportunity to acquire, by subscription or purchase, DSP Shares as part of the Eligible Employee's bonus;

(b) offer an Eligible Employee the opportunity to acquire, by subscription or purchase, DSP Shares in lieu of part of the Eligible Employee's bonus or remuneration; or

(c) grant Rights to an Eligible Employee; and

ii. an Offer shall be in such form and content and subject to such conditions and Rules as the Board determines, including, if applicable:

(a) a Holding Lock Period for DSP Shares; and

(b) a Vesting Date and Vesting Conditions for Rights.

3.2 DSP Shares and Rights Subject to the Plan

DSP Shares and Rights will be subject to these Terms and Conditions until:

i. in relation to DSP Shares, the expiry of the relevant Holding Lock Period; and

ii. in relation to Rights, the earlier of:

(a) the delivery of Shares in respect of Rights which have vested, in accordance with clause 6.2; or

(b) the lapse of the relevant Rights in accordance with clause 7.

3.3 Binding Nature of These Terms & Conditions

The Plan shall operate in accordance with these Terms & Conditions, which bind Qantas and each Participant.

3.4 Consideration for DSP Shares

The Board shall determine from time to time the actual or a means of calculating the consideration for DSP Shares issued or purchased pursuant to clauses 3.1i(a) or (b).

3.5 Consideration for Rights

Unless otherwise determined by the Board when making a grant of Rights under clause 3.1i(c), no amount shall be payable by a Participant in respect of the grant of Rights or for Shares delivered to a Participant upon conversion of a Right.

3.6 Issue or Purchase of DSP Shares

Shares to be acquired by a Participant under the Plan may be delivered to a Participant by, at the absolute discretion of the Board, the issue or purchase of Shares on behalf of the Participant.

3.7 Ranking of Shares

Shares delivered under the Plan will rank equally with all existing Shares on and from the Date of Registration in respect of all Shareholder entitlements (including rights issues, bonus share issues and dividends) which have a record date for determining entitlements on or after the date of issue of those Shares.

4. LIMITATIONS ON OFFERS OF DSP SHARES OR RIGHTS

4.1 Overriding Restrictions

Notwithstanding anything else in these Terms & Conditions or any Rules, the Plan must be operated in accordance with the Constitution of Qantas, any Law and the Listing Rules.

4.2 Rights Personal to Participant

Rights are personal to the Participant and are not transferable and no legal or equitable interest in a Right may be assigned to any other person or body corporate except to the extent necessary to enable a Participant's Legal Personal Representative to be delivered Shares represented by Rights in accordance with clause 6.2.

4.3 Security Interests Over DSP Shares

Participants must not dispose of or grant any Security Interest over or otherwise deal with any DSP Shares.

4.4 Security Interests Over Rights

Participants must not dispose of or grant any Security Interest over or otherwise deal with any Rights or any legal or equitable interest in any Rights.

5. HOLDING STATEMENTS

As soon as practicable after the issue or delivery of DSP Shares or the grant of Rights, Qantas must forward to the Participant a holding statement which will include the following information (if applicable):

i. the Date of Registration;

ii. the total number of DSP Shares acquired by the Participant;

iii. the total number of Rights granted to the Participant;

iv. the Holding Lock Period in the case of DSP Shares;

v. the Vesting Date (in the case of Rights); and

vi. any other information or documents required to be notified to the Participant by any Law or the Listing Rules.

6. VESTING AND CONVERSION OF RIGHTS

6.1 No Interest

A grant of Rights does not confer any legal or equitable interest in Shares represented by the Rights until the relevant Vesting Date and any Vesting Conditions have been satisfied.

6.2 Vesting and Conversion of Rights

As soon as practicable after the relevant Vesting Date and provided the Participant was an employee of the Group from the Date of Registration to the Vesting Date and any Vesting Conditions have been satisfied, the Rights vest and Qantas must issue, or procure the purchase of and deliver, to a Participant the number of Shares into which the Rights held by that Participant convert.

7. LAPSE OF RIGHTS

7.1 Circumstances of Lapse

Subject to clauses 7.3 and 7.3, Rights held by a Participant automatically lapse if:

i. the Participant ceases to be employed by the Group before the relevant Vesting Date; or

ii. the Vesting Conditions (if any) have not been satisfied by the Vesting Date.

7.2 Special Circumstances

Where, due to Special Circumstances, a Participant has ceased to be employed by the Group before the Vesting Date, the Rights held by that Participant vest:

i. in the case of any of the events in paragraphs (a)-(d) inclusive in the definition of Special Circumstances, on the day after the Participant ceases to be an employee of the Group; or

ii. in the case of any event in paragraph (e) in the definition of Special Circumstances, on the date that the Board determines that a Special Circumstance exists or such other date that the Board determines is appropriate.

7.3 Discretion of Board

Clauses 7.1 and 7.2 are subject to the Board allowing a Participant to convert all or any Rights held by that Participant to Shares, whether or not the Rights have vested and whether or not the Rights have lapsed or would otherwise have lapsed.

7.4 Effect of lapse

Subject to clauses 7.2 and 7.3, on a Right lapsing, all rights of a Participant under the Plan in respect of the Right cease and no consideration or compensation will be payable for or in relation to that lapse.

8. QUOTATION OF SHARES AND RIGHTS

8.1 No Quotation of Rights

Qantas will not seek official quotation by ASX of any Rights.

8.2 Quotation of Shares

Qantas will apply to the ASX for official quotation of any Shares issued:

i. under clauses 3.1i(a) and (b); and

ii. on the conversion of Rights in accordance with clause 6.2.

9. PRO RATA ISSUES, RECONSTRUCTIONS OF CAPITAL AND TAKEOVERS

9.1 Participation

In respect of Rights, a Participant may not participate in:

i. new issues of securities to Shareholders;

ii. bonus issues of Shares or other securities to Shareholders; or

iii. any issue by Qantas of Shares or other securities pro-rata to Shareholders.

9.2 Reorganisations

If there is any reorganisation of the issued share capital of Qantas, the number of Rights to which each Participant is entitled will be reorganised as required by the Listing Rules in force at the time of the reorganisation and in a manner which will not result in any benefits being conferred on the Participants which are not conferred on Shareholders (subject to any provisions with respect to rounding permitted by the Listing Rules), but in all other respects the terms for the conversion of Rights will remain unchanged.

9.3 Takeovers and Compromise Arrangements

If:

i. a takeover bid is made to acquire some or all of the Shares; or

ii. under Part 5.1 of the Corporations Act, the Court sanctions a compromise or arrangement proposed for the purpose of, or in connection with, a scheme for the reconstruction of Qantas or its amalgamation with any other body corporate,

which:

iii. in the case of paragraph (a), has resulted in one person becoming, directly or indirectly, legally or beneficially entitled to 50% or more of the Shares; or

iv. in the case of paragraph (b), if implemented, would result in one person becoming, directly or indirectly, legally or beneficially entitled to 50% or more of the Shares,

the Board may give written notice to Participants of the bid, compromise or arrangement and convert all or any of the Participant's Rights to Shares, whether or not they have vested.

10. ADMINISTRATION OF THE PLAN

10.1 Administration in Accordance with Terms & Conditions

The Board:

i. will operate, control and administer the Plan in accordance with these Terms & Conditions; and

ii. may make and amend rules for the operation, control and administration of the Plan and any matter incidental to the Plan.

10.2 Discretion

A determination, decision, approval or opinion of the Board under these Terms & Conditions (or any Rules) will be in the absolute unfettered discretion of the Board.

10.3 Decision Final

In the absence of manifest error, the determination, decision, approval or opinion of the Board will be final. Any calculations or adjustments which are required to be made under the Plan will be made by the Board and will, in the absence of manifest error, be final and conclusive and binding on the Participants.

10.4 Delegation by Board

The Board may delegate such functions and powers as they consider appropriate for the efficient administration of the Plan to persons whom they reasonably believe to be capable of performing those functions and exercising those powers.

10.5 Notices

Notices:

i. may be given by Qantas to Participants in such manner as the Board may from time to time determine;

ii. given by a Participant to Qantas under these Terms & Conditions must be in writing:

(a) directed to:

Company Secretary
Qantas Airways Limited
Qantas Centre Building A, Level 9
203 Coward Street
MASCOT NSW 2020
AUSTRALIA
Facsimile: (612) 9691 3339;

(b) hand delivered or sent by prepaid post or facsimile to that address; and

(c) are taken to be received:

A. *if hand delivered, on delivery;*

B. *if sent by prepaid post, five business days after the date of posting; or*

C. *if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the total number of pages of the notice, unless Qantas informs the sender within three business days that it has not received the entire notice.*

11. AMENDMENT TO TERMS & CONDITIONS

Subject to clause 4.1, the Board may amend these Terms & Conditions at any time and from time to time.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/06/2004

TIME: 13:03:22

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

To Establish New International Cabin Crew Bases

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**


QANTAS

Media Release

QANTAS TO ESTABLISH NEW INTERNATIONAL CABIN CREW BASES

SYDNEY, 22 June 2004: Qantas will establish a base in London for 400 of its international flight attendants from June 2005.

The airline will also establish a base for another 250 international flight attendants in Brisbane from early 2005.

Qantas currently has more than 4,000 international flight attendants in bases in Sydney, Perth, Melbourne, Auckland and Bangkok.

The Chief Executive Officer of Qantas, Mr Geoff Dixon, said today that existing Australia-based crew would fill the positions at the Brisbane base and be given priority for positions in London.

Mr Dixon also said there would be no job losses as a result of the decision to open the new bases.

"Regardless of the take-up by existing staff for positions in London, our current growth means we are in a position to utilise all our current personnel and to grow some," Mr Dixon said.

He said the establishment of the London base would save Qantas $18 million annually through rostering efficiencies and reduced accommodation and allowance costs.

"These savings, and others we need to continue to push through the company, are essential if Qantas is to continue to grow and prosper.

"As a global airline with very significant offshore operations we cannot continue to source all our people and services in Australia alone.

"We must strive for an internationally competitive cost base against many competitors who, through Government ownership and subsidies, do not operate to the same economic disciplines as Qantas."

Mr Dixon said Qantas was proud that it sourced 94 per cent of all its employees in Australia, a much higher percentage of 'home-grown' employment than its competitors.

"The more efficient we are the more we will be able to grow this Australian base," he said.

Mr Dixon said:

- the London base would be operated by a wholly owned UK subsidiary;
- the salary levels in London would be at levels that compare well with those offered by other airlines with UK based crew; and
- at the conclusion of a two to three year contract in London, the flight attendants would be able to return to their positions in Australia.

Mr Dixon said that while it was difficult to estimate, it was expected that existing Australia-based flight attendants would fill the majority of the London jobs.

Qantas currently operates 21 one-stop services a week to London via Singapore and Bangkok. This will increase by next year to 27 services a week, including three new services via Hong Kong.

Mr Dixon said Qantas believed the new Brisbane base would attract widespread support from existing crew.

"Our international services to and from Brisbane will see considerable growth in coming years," he said.

"Capacity is being increased to Hong Kong and New Zealand and non-stop Brisbane-Los Angeles services started last week."

Issued by Qantas Corporate Communication (Q3105)
Media Enquiries: - Michael Sharp Telephone 02 9691 3469

Janine JSM11 Smith

22/06/2004 01:05 PM

To: Cassandra Hamlin/SYD/QANTAS@QANTAS, Katie Pearson/SYD/QANTAS@QANTAS, Sarah SHO41 Hodge/SYD/QANTAS@QANTAS, Kathryn Loader/SYD/QANTAS@QANTAS, Michael MSH61 Sharp/SYD/QANTAS@QANTAS, Belinda De Rome/SYD/QANTAS@QANTAS, Lesley LGR57 Grant/SYD/QANTAS@QANTAS, Sue Bussell/SYD/QANTAS@QANTAS, John JFA71 Farrow/SYD/QANTAS@QANTAS
cc: russell.mailler@aprl.com.au, Brett BJO13 Johnson/SYD/QANTAS@QANTAS
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

Please see below

Janine Smith
Assistant Company Secretary
Qantas Airways Limited
ph +61 2 9691 4262
fx + 61 2 9691 3339
mb + 61 410 601 077
janinesmith@qantas.com.au
----- Forwarded by Janine JSM11 Smith/SYD/QANTAS on 22/06/2004 01:04 PM -----



ASX.Online@asx.com.au

22/06/2004 01:03 PM

To: brettjohnson@qantas.com.au, janinesmith@qantas.com.au
cc:
Subject: QAN - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 143606 as follows:
Release Time: 22-Jun-2004 13:03:11
ASX Code: QAN
File Name: 143606.pdf
Your Announcement Title: Qantas To Establish New International Cabin Crew Bases



143606.pdf


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/06/2004

TIME: 16:26:47

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Monthly Traffic & Capacity Statistics May 2004

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**


QANTAS

Memorandum

To	Brett Johnson, General Counsel and Company Secretary		
From	Cassandra Hamlin, Head of Investor Relations		
Telephone	2 9424		
Reference	g:\invrel\stats\traffic\Co Sec Memo.doc	Date	29 June 2004
Subject	**RELEASE OF MAY 2004 TRAFFIC AND CAPACITY STATISTICS**		

Attached is a copy of the May 2004 traffic and capacity statistics release, which has been approved by Geoff Dixon and Peter Gregg. A copy of Geoff and Peter's approval follows.

I have also arranged for an electronic copy of the release to be forwarded to Kathryn Loader via Lotus Notes.

Could you please advise me when the release has been receipted by the ASX so that it may then be distributed to Corporate Communications and our external recipients.

Regards

Cassandra Hamlin



Memorandum

To	Geoff Dixon, Chief Executive Officer Peter Gregg, Chief Financial Officer		
From	Cassandra Hamlin, Head of Investor Relations		
Reference	g:\invrel\stats\CEO & CFO Memo.doc	Date	29 June 2004
Subject	**RELEASE OF MAY 2004 TRAFFIC AND CAPACITY STATISTICS**		

Attached is a copy of the May 2004 traffic and capacity statistics release. I would like to reques your approval to lodge the release with the ASX.

In considering your approval, please be aware of the following:

- As requested, traffic and capacity statistics for Jetstar have not been separately disclosed fo May 2004. The following comment has been included on page one of the release (secon paragraph under "Month of May 2004"):
  - "Jetstar achieved a May 2004 load factor in line with expectations for its start-up of 7 per cent. However, given the early stage of Jetstar operations, Jetstar's preliminar traffic and capacity statistics have not been separately disclosed for May 2004. Jetsta statistics for the seven-day period from 25 to 31 May 2004 inclusive have bee included in Qantas Domestic."
- The commentary that accompanies the May 2004 statistics discloses:
  - Total International (Qantas International and Australian Airlines) yield excludin exchange for the financial year to May 2004 increased by 0.1 per cent when compare with the prior year. This compares with a 0.2 per cent increase in international yield fo the year to April 2004; and
  - A 3.6 per cent decrease in Total Domestic (Qantas Domestic, QantasLink and Jetsta yield excluding exchange for the financial year to May 2004 when compared with th prior year. This compares with a 3.2 per cent decrease for the year to April 2004.

Please let me know if you have any comments prior to you giving your approval.

Regards

Cassandra Hamlin

Approved:

GEOFF DIXON
Chief Executive Officer

PETER GREGG
Chief Financial Officer

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS
MAY 2004

Summary of Traffic and Capacity Statistics

Month of May 2004

Total Domestic (Qantas, QantasLink and Jetstar) traffic, measured in Revenue Passenger Kilometres (RPKs) increased by 10.0 per cent in May 2004 while capacity, measured in Available Seat Kilometres (ASKs) increased by 9.2 per cent. This resulted in a revenue seat factor of 74.1 per cent, 0.5 percentage points higher than for May 2003.

Jetstar achieved a May 2004 load factor in line with expectations for its start-up of 70 per cent. However, given the early stage of Jetstar operations, Jetstar's preliminary traffic and capacity statistics have not been separately disclosed for May 2004. Jetstar statistics for the seven-day period from 25 to 31 May 2004 inclusive have been included in Qantas Domestic.

Total International (Qantas and Australian Airlines) RPKs increased by 24.9 per cent in May, while ASKs increased by 25.8 per cent over the same period. The resulting revenue seat factor of 67.8 per cent was 0.5 percentage points lower than the previous year.

May Group (comprising Qantas Domestic, QantasLink, Jetstar, Qantas International and Australian Airlines) passenger numbers increased by 15.0 per cent over the previous year. RPKs increased by 19.6 per cent, while ASKs were up 20.2 per cent, resulting in a revenue seat factor of 69.8 per cent, which was 0.3 percentage points lower than the previous year.

Financial Year to Date May 2004

Total Domestic revenue seat factor for the financial year to May 2004 increased by 1.8 percentage points to 79.5 per cent when compared with year to date May 2003, while total Domestic yield excluding exchange decreased by 3.6 per cent over the same period. Total International yield excluding exchange for the financial year to May increased by 0.1 per cent when compared with the same period last year. Total International revenue seat factor increased by 0.3 percentage points to 77.8 per cent over the same period.

Group passenger numbers for the year to May 2004 increased by 3.7 per cent from the previous year. RPKs increased by 4.2 per cent, while ASKs increased by 3.2 per cent, resulting in a revenue seat factor of 78.3 per cent, 0.7 percentage points higher than the previous year.

Recent Developments

Qantas announced it will commence direct flights between Australia and Shanghai from 2 December 2004. Qantas will operate three two-class Airbus A330-300 non-stop services from Sydney to Shanghai each week, with an international connection available from Melbourne. The Business Class cabin will be fitted with the award-winning sleeper seat Skybed.

Qantas announced it will expand its European operations from 31 October 2004 by introducing daily codeshare services with Air France to Paris via Singapore. Under the codeshare agreement, customers will fly on Qantas services between Australia and Singapore and then connect to Air France flights between Singapore and Paris. These arrangements will replace the three flights currently operated by Qantas between Australia and Paris.

Qantas announced it will increase services to London from 21 to 27 per week from 31 October 2004, subject to approval by the International Air Services Commission. The additional six services include three new Perth-Singapore-London flights and three new Sydney-Hong Kong-London services. Under the new schedule, Qantas will operate 17 services to London via Singapore, seven via Bangkok and three via Hong Kong.

QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

PRELIMINARY MONTHLY TRAFFIC AND CAPACITY STATISTICS

MAY 2004

	Month			Financial Year to Date		
	2003/04	2002/03	Change	2003/04	2002/03	Change
Qantas Domestic *						
Passengers carried ('000)	1,510	1,312	15.1%	16,456	15,504	6.2%
Revenue Passenger Kilometres (m)	1,979	1,750	13.1%	21,966	20,762	5.8%
Available Seat Kilometres (m)	2,650	2,368	11.9%	27,408	26,515	3.4%
Revenue Seat Factor (%)	74.7	73.9	0.8 pts	80.1	78.3	1.8 pts
QantasLink						
Passengers carried ('000)	241	269	(10.4)%	2,756	3,125	(11.8)%
Revenue Passenger Kilometres (m)	148	183	(19.1)%	1,784	2,114	(15.6)%
Available Seat Kilometres (m)	220	259	(15.1)%	2,479	2,915	(15.0)%
Revenue Seat Factor (%)	67.3	70.7	(3.4) pts	72.0	72.5	(0.5) pts
Total Domestic						
Passengers carried ('000)	1,751	1,581	10.8%	19,214	18,629	3.1%
Revenue Passenger Kilometres (m)	2,127	1,933	10.0%	23,750	22,876	3.8%
Available Seat Kilometres (m)	2,870	2,627	9.2%	29,887	29,430	1.6%
Revenue Seat Factor (%)	74.1	73.6	0.5 pts	79.5	77.7	1.8 pts
Qantas International						
Passengers carried ('000)	638	530	20.4%	7,734	7,736	0.0%
Revenue Passenger Kilometres (m)	4,025	3,355	20.0%	47,622	47,273	0.7%
Available Seat Kilometres (m)	5,910	4,810	22.9%	60,603	60,409	0.3%
Revenue Seat Factor (%)	68.1	69.8	(1.7) pts	78.6	78.3	0.3 pts
Australian Airlines						
Passengers carried ('000)	62	21	195.2%	635	245	159.2%
Revenue Passenger Kilometres (m)	310	117	164.9%	3,155	1,391	126.9%
Available Seat Kilometres (m)	484	272	77.8%	4,679	2,372	97.3%
Revenue Seat Factor (%)	64.1	43.0	21.1 pts	67.4	58.6	8.8 pts
Total International						
Passengers carried ('000)	700	551	27.0%	8,369	7,981	4.9%
Revenue Passenger Kilometres (m)	4,335	3,472	24.9%	50,778	48,664	4.3%
Available Seat Kilometres (m)	6,393	5,082	25.8%	65,282	62,781	4.0%
Revenue Seat Factor (%)	67.8	68.3	(0.5) pts	77.8	77.5	0.3 pts
Total Group Operations						
Passengers carried ('000)	2,451	2,132	15.0%	27,583	26,610	3.7%
Revenue Passenger Kilometres (m)	6,462	5,405	19.6%	74,528	71,540	4.2%
Available Seat Kilometres (m)	9,263	7,709	20.2%	95,169	92,211	3.2%
Revenue Seat Factor (%)	69.8	70.1	(0.3) pts	78.3	77.6	0.7 pts

Notes

Any adjustments to preliminary statistics will be included in the year to date results next month. Where figures have been rounded, discrepancies may occur between the sum of the components of items and the total and in percentage changes which are derived from figures prior to rounding.

The number of passengers carried is calculated on the basis of origin/destination (ie. one origin/destination journey represents one passenger regardless of the number of stage lengths undertaken).

** Jetstar statistics for the seven-day period from 25 to 31 May 2004 inclusive have been included in Qantas Domestic.*

Key

(m): Millions
RPKs: The number of paying passengers carried multiplied by the number of kilometres flown
ASKs: The number of seats available for sale multiplied by the number of kilometres flown


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/07/2004

TIME: 09:21:01

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	QANTAS AIRWAYS LIMITED
ABN	16 009 661 901

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Allan Gregg
Date of last notice	13 April 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest and Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Interest in Qantas Deferred Share Plan Trust. Trustee is ASX Perpetual Registrars Limited.
Date of change	30 June 2004
No. of securities held prior to change	24,676 Direct Interest 230,000 Indirect Interest
Class	Ordinary Shares
Number acquired	N/A (Transfer of 40,000 shares from Trustee to Peter Gregg upon expiry of Holding Lock Period)
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	64,676 Direct Interest 190,000 Indirect Interest

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	40,000 shares were transferred from the Trustee to Peter Gregg upon the expiry of the Holding Lock Period under the Qantas Deferred Share Plan 2003/04 Executive Director Deferred Share & Performance Rights Plan. Shareholders approved the acquisition of these shares at the 2003 Annual General Meeting.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/07/2004

TIME: 09:13:51

TO: QANTAS AIRWAYS LIMITED

FAX NO: 02-9691-3339

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QANTAS AIRWAYS LIMITED**
ABN	**16 009 661 901**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey James Dixon
Date of last notice	13 April 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest and Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Interest in Qantas Deferred Share Plan Trust. Trustee is ASX Perpetual Registrars Limited.
Date of change	30 June 2004
No. of securities held prior to change	45,674 Direct Interest 375,000 Indirect Interest
Class	Ordinary Shares
Number acquired	N/A (Transfer of 62,500 shares from Trustee to Geoff Dixon upon expiry of Holding Lock Period)
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	108,174 Direct Interest 312,500 Indirect Interest

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	62,500 shares were transferred from the Trustee to Geoff Dixon upon the expiry of the Holding Lock Period under the Qantas Deferred Share Plan 2003/04 Executive Director Deferred Share & Performance Rights Plan. Shareholders approved the acquisition of these shares at the 2003 Annual General Meeting.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	


QANTAS

4 March 2004

Australian Securities & Investments Commission
Level 18
No 1 Martin Place
Sydney NSW 2000

Dear Sir

Qantas Long-Term Executive Incentive Plan

In accordance with Class Order 03/184, please find attached the documentation provided on Tuesday 2 March 2004 to participants in relation to the vesting of Entitlements awarded under the Qantas Long-Term Executive Incentive Plan (Plan).

83.667% of Entitlements awarded on 21 February 2001 have vested in accordance with the Terms & Conditions and the 2000/2001 Plan Rules, can be converted from 1 August 2004 to 1 February 2009.

Participants were provided with a package which contains the following documents:

1. Covering letter of explanation;
2. Updated Holding Statement;
3. Notice of Conversion;
4. Terms & Conditions of the Plan; and
5. Rules of the Plan.

If you have any questions please do not hesitate to contact Janine Smith (02 9691 4262).

Yours faithfully

Janine Smith
Senior Lawyer Public Company

Enclosures: Covering letter
Updated Holding Statement
Notice of Conversion
Terms & Conditions of the Plan
Rules of the Plan

SIGNED FOR THE PURPOSES OF SECTION 351 OF
THE CORPORATIONS ACT 2001:

....3 March 2004
BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

Recipient
Title
OCS Address (or home address for those who have left)

Dear Recipient

Qantas Long Term Executive Incentive Plan (QLTEIP) - Vesting

I am pleased to provide you with this update on your participation of the Qantas Long Term Executive Incentive Plan (QLTEIP).

Vesting in relation to QLTEIP entitlements awarded on 21 February 2001, occurred on 21 February 2004. Calculation of the Performance Hurdles for the QLTEIP entitlements as at 30 June 2003 has resulted in **83.667%** of your Entitlements having vested.

June 2003	Airline Basket	ASX 100
Qantas rank	1 of 13	32 of 76
Resulting vesting	100%	67.3%

The vesting percentages quoted above are reviewed at six monthly intervals on a further 4 occasions after the initial test (i.e. a two year testing period). If subsequent tests for vesting yield a higher number you will be notified of your additional vested entitlements. If the test yields a lower number you do not lose any entitlements, i.e. the above numbers hold. The 31 December 2003 test did not vest any further entitlements.

Tax Issues:

Vesting of Entitlements

The ATO have confirmed to Qantas that no income tax implications arise when entitlements vest under the QLTEIP.

Conversion of Vested Entitlements to Shares

The ATO have also confirmed to Qantas that an income tax obligation arises when vested entitlements are converted to shares. The amount subject to income tax at that time is the full market value of the shares acquired at the time of conversion, or, where the shares are sold within 30 days of conversion, the proceeds you receive referable to the sale.

Disposal of Shares acquired

In addition to income tax, there may be a CGT obligation depending on when the shares are sold. *The full market value of the shares at the time of conversion and thus the* amount included as assessable income becomes your cost base for CGT purposes. No CGT obligation arises if your shares are sold within 30 days of conversion.

If shares are held and sold at a later time (ie more than 30 days after conversion), the capital gain (if any) will be calculated as the difference between the proceeds from the sale of the shares and the cost base. If the shares are held for more than 12 months only 50% of the net capital gain after utilising any available capital losses, will be subject to tax at your marginal tax rate in the year in which the shares are sold.

You should seek independent professional taxation advice concerning your participation in QLTEIP.

Please find attached the following documentation for your entitlements:

- 2000/2001 Rules
- Terms and Conditions
- Updated Holding Statement
- 2000/2001 Conversion Notice

If you have any questions regarding the operation of this plan, please call me (x22052)

Yours sincerely

TERRY BYRNE
Head of Remuneration and Programs



Qantas Airways Limited
ABN 16 009 661 901
Qantas Share Registry
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: 1800 177 747
International: 61 2 8280 7390
Facsimile: 02 9261 8489
ASX Code: QAN
Email: registry@qantas.com
Website: www.qantas.com

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT 2001:

....3 March 2004
BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

[sample name]
[sample address]
[sample address]

ASX CODE:	**QAN**
SRN:	**[SRN]**
TFN:	**QUOTED**
STATEMENT DATE:	**X FEBRUARY 2004**
PAGE NUMBER:	**1**

QANTAS LONG-TERM EXECUTIVE INCENTIVE PLAN (QLTEIP)

DATE OF TRANSACTION	MARKET PRICE ON AWARD	ENTITLEMENTS AWARDED	VESTED ENTITLEMENTS	ENTITLEMENTS CONVERTED	HOLDING BALANCE
21/2/2001[1]	$3.62	[number]	[83.667% x number][2]	-	**[total]**

1. The conversion period for Entitlements awarded on 21/2/2001 is from 1/8/2004 to 1/2/2009.
2. As at the date of this holding statement, 83.667% of your Entitlements awarded on 21/2/2001 have vested in accordance with the Terms & Conditions and the 2000/2001 Plan Rules. The Terms & Conditions and the 2000/2001 Plan Rules are attached to this statement.

Note: This statement **only** records your securities held under the Qantas Long-Term Executive Incentive Plan.

PLEASE REFER TO REVERSE SIDE FOR ADDITIONAL INFORMATION

IMPORTANT NOTICE FOR NON-AUSTRALIAN SHAREHOLDERS

The Qantas Constitution imposes strict aggregate ownership limits of 49% for “foreign persons” inclusive of a maximum of 35% for “foreign airlines”. Where these aggregate ownership limits are exceeded, the Constitution contains procedures for disenfranchising the foreign shareholder and, when necessary, forcing the sale of the affected shares.

The Constitution imposes an obligation on shareholders who are “foreign airlines” or “foreign persons” to notify Qantas within 10 days of becoming shareholders.

Foreign Notification Forms are available from the Qantas Share Registry.

We advise that the Corporations Act requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the share register of Qantas. If some or all of the information is not collected, it might not be possible to administer your security holding. Information must continue to be included in the share register if you cease to be a security holder. Information in the share register is available for inspection by you and the public (upon payment of a fee) as permitted under the Corporations Act. These obligations are not altered by the Privacy Amendment (Private Sector) Act. The information is collected by the Qantas Share Registry, ASX Perpetual Registrars Limited and may also be disclosed to regulatory bodies (such as the Australian Taxation Office), print service providers and mail houses. Our privacy policy is available on our website at www.qantas.com.

Please note your Security Holder Reference Number (SRN) recorded overleaf. This SRN must be used in all communications with Qantas or the Registry and with your stockbroker when buying or selling these securities. This statement is an important document and should be kept in a safe place. If lost or destroyed, a charge will be levied for a replacement statement. Full terms and conditions of the above securities can be obtained from the Registry.

THE AUSTRALIAN TAXATION OFFICE (ATO) ADVISES YOU TO KEEP THIS STATEMENT. DISPOSAL OF SHARES MAY LEAD TO CAPITAL GAINS TAX. PHONE THE ATO ON 1300 720 092 IF YOU NEED THE "GUIDE TO CAPITAL GAINS TAX".

Qantas Airways Limited is registered under the
Corporations Act 2001 (Cwlth)

Qantas Long-Term Executive Incentive Plan (QLTEIP) – 2000/2001 Award
NOTICE OF CONVERSION

To: General Counsel & Company Secretary
Qantas Airways Limited
Qantas Centre Building A, Level 9
203 Coward Street
MASCOT NSW 2020

Facsimile: (02) 9691 3339

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT 2001:

....3 March 2004
BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

This Notice of Conversion is subject to, and must be read in conjunction with, the Qantas Long-Term Executive Incentive Plan Terms & Conditions and the Rules for the 2000/2001 Award. Capitalised terms in this Notice of Conversion have the same meaning as in the Terms & Conditions.

I, [ ] (name),

of [ ] (address),

in accordance with clause 8.5 of the Qantas Long-Term Executive Incentive Plan Terms & Conditions, **wish to convert the following percentage of my Vested Entitlements from the 2000/2001 Award under QLTEIP:**

..................%

The formula to be used to determine the exact number of Qantas shares to be issued upon conversion of Vested Entitlements (and a working example) is set out in Attachment 2 to the Rules for the 2000/2001 Award.

As at 30 June 2003, 83.67% of those Entitlements awarded under the 2000/2001 Award have vested. The number of Entitlements you were awarded under the 2000/2001 Award and under the Supplementary 2000 Award (if applicable) is shown on your updated Holding Statement. The number of your Vested Entitlements is also shown on your updated Holding Statement.

For example: If you would like to convert all of your Vested Entitlements under the 2000/2001 Award, then your instruction should be that 100% be converted.

If you would only like to convert one-third of your Vested Entitlements under the 2000/2001 Award, then your instruction should be that 33.33% be converted.

Note: If you sign and return this form without filling in your desired percentage of Vested Entitlements you wish to convert, your instruction will be deemed that 100% be converted.

Your Notice of Conversion will not be deemed valid if the Market Price on Conversion of Vested Entitlements is less that the Market Price on Award of the Entitlements (being in this instance for the 2000/2001 Award, $3.62). If this was the case, you would receive no Qantas Shares when the formula in Attachment 2 to the Rules for the 2000/2001 Award is applied.

Your participation in QLTEIP remains subject to the Qantas Employee Trading Policy (Insider Trading) included in the Qantas Code of Conduct.

(signed) [ ] (date) [ ]

QANTAS LONG-TERM EXECUTIVE INCENTIVE PLAN
RULES FOR THE 2000/2001 AWARD

These Rules were approved by the Qantas Chairman's Committee on Wednesday 18 October 2000 (pursuant to a delegation made by the Board at its August 2000 Meeting).

The following Rules of the Qantas Long-Term Executive Incentive Plan (Plan) are subject to, and must be read in conjunction with, the Terms & Conditions of the Plan. Capitalised terms in these Rules have the same meaning as in the Terms & Conditions.

1. Background

1.1. The Terms & Conditions were approved by Shareholders at the November 1999 Annual General Meeting.

1.2. The Plan first operated in respect of the 1999/2000 financial year.

1.3. These Rules have been adopted in accordance with clause 13.1(b) of the Terms & Conditions and apply in respect of the 2000/2001 Award.

1.4. The operation of the Plan will be subject to review by the Board who may:
- i. vary these Rules; or
- ii. make an Award subject to additional conditions.

2. Award of Entitlements

2.1. The Board has absolute discretion in determining which Executives will be nominated to participate in the Plan (Participants).

2.2. Generally, Awards will be made in November of each year in conjunction with the approval by Shareholders of the award of Entitlements under the Plan to the Executive Directors of Qantas.

2.3. The Board has absolute discretion in determining the number of Entitlements to be awarded to each Participant and Awards may vary between Executives at the same level within the company to take into account the position's criticality and the individual performance of each Executive.

2.4. The Board may take into account the relative fixed annual remuneration of Executives invited to participate in the Plan and may utilise the Black Scholes valuation methodology to determine the value of Entitlements for the purpose of any Award.

2.5. Participants who are awarded Entitlements will receive an Initial Holding Statement.

2.6. Participants not wishing to participate in the Plan must, within one month of receipt of the Initial Holding Statement, return the Initial Holding Statement to the Company Secretary together with a signed Notice of Renunciation.

3. Vesting of Entitlements

Generally, Entitlements will vest and be convertible to Shares following the third anniversary of the Award (see note 3 to Attachment 1):
- i. to the extent the relevant Performance Hurdles for the Award are achieved; and
- ii. provided the Participant remains an employee at the date of vesting.

4. Performance Hurdles

4.1. The Performance Hurdles for each Award will be set at the absolute discretion of the Board.

4.2. The Performance Hurdles applicable for the 2000/2001 Award are Attachment 1 to these Rules.

5. Conversion of Vested Entitlements

5.1. Participants can convert Vested Entitlements to Shares by the following procedure:

i. *Vested Entitlements will be convertible to Shares two times each year – in* February and August;

ii. to be eligible for conversion, a completed and signed Notice of Conversion must be lodged with the Company Secretary on or before 1 February or 1 August; and

iii. once received by Qantas, the Notice of Conversion is irrevocable.

5.2. The number of Shares to be issued on the conversion of Vested Entitlements is determined using the formula set out in **clause 8.3** of the Terms & Conditions. An example of the operation of the formula is Attachment 2 to these Rules.

6. Conflict

If there is a conflict between any part of these Rules and the Terms & Conditions of the Plan, the Terms & Conditions prevail.

ATTACHMENT 1 – PERFORMANCE HURDLES

In respect of an Award, the number of Entitlements which may be converted during the Conversion Period will be determined by reference to the percentile performance of Qantas within:

1. the industrial companies extracted from the Standard & Poor's ASX 200 Industrial Index contained in the annexure to this Attachment; and
2. an international airline peer group.

Standard & Poor's ASX 200 Industrial Index

Up to one-half of the total number of Entitlements awarded to an Executive (First Tranche) may be converted in accordance with the average relative total shareholder return (RTSR) percentile performance of Qantas within the Australian industrial companies extracted from the Standard & Poor's ASX 200 Industrial Index contained in the Annexure to this Attachment (Industrial Peer Group) as follows:

Percentile Qantas Average RTSR Ranking within the Industrial Peer Group over a Period of Between Three and Five Years after Award	Percentage of the First Tranche which is Eligible to Vest (subject to the Terms & Conditions)
Less than 25th	0%
25th to <50th	Up to 25% (at the absolute discretion of the Board)
50th to <75th	Sliding Scale from 50% to 99%
75th or Greater	100%

International Airline Peer Group

Up to one-half of the total number of Entitlements awarded to an Executive (Second Tranche) may be converted in accordance with the average RTSR percentile performance of Qantas within an international airline peer group as follows:

Percentile Qantas Average RTSR Ranking within International Airline Peer Group over a Period of Between Three and Five Years after Award	Percentage of the Second Tranche which is Eligible to Vest (subject to the Terms & Conditions)
Less than 25th	0%
25th to <50th	Up to 25% (at the absolute discretion of the Board)
50th to <75th	Sliding Scale from 50% to 99%
75th or Greater	100%

The International Airline Peer Group will consist of the following airlines:

Air New Zealand	Air Canada	AMR Corporation
British Airways	Cathay Pacific	Delta Airlines
JAL	KLM Royal Dutch Airlines	Lufthansa
Northwest	Singapore Airlines	United Airlines

Notes:

1. The initial calculation of the average RTSR performance is to be determined in the period 1 July 2000 to 30 June 2003.
2. There will be a calculation at 30 June 2003 and, if required, every six months thereafter until (and including) 30 June 2005 to determine whether the cumulative Performance Hurdles have been met.
3. To the extent that the cumulative Performance Hurdles have been achieved at any vesting determination date, the relevant Entitlements may vest. (Entitlements can only vest once and once fully vested the above calculations are not required.)
4. The average Qantas closing share price over the month preceding the relevant vesting determination date is to be used to determine the relevant RTSR performance.
5. Should data in respect of any of the companies in the chosen peer groups not be available during the performance period, the average RTSR ranking will be determined utilising the remaining companies.
6. Verification of whether, and to what extent, the above Performance Hurdles have been met is to be provided by the Qantas external auditor.
7. The Board has an absolute discretion in determining whether there is to be any vesting of Entitlements in respect of average RTSR performance between the 25th and 50th percentiles.

ANNEXURE TO ATTACHMENT 1
EXTRACT OF COMPANIES FROM STANDARD & POOR'S ASX 200 INDUSTRIALS

1. Adelaide Brighton Limited
2. Adsteam Marine Limited
3. Amalgamated Holdings Limited
4. Amcor Limited
5. Aristocrat Leisure Limited
6. Ausdoc Group Limited
7. Austrim Nylex Limited
8. Biota Holdings Limited
9. Boral Limited
10. Brambles Industries Limited
11. Brazin Limited
12. British American Tobacco Australasia Limited
13. BRL Hardy Limited
14. Burns, Philp & Company Limited
15. Burswood Limited
16. Ci Technologies Group Limited
17. Coates Hire Limited
18. Coca-Cola Amatil Limited
19. Coca-Cola Beverages Plc
20. Cochlear Limited
21. Coles Myer Limited
22. Crane Group Limited
23. CSL Limited
24. CSR Limited
25. David Jones Limited
26. Metcash Trading Limited
27. Ecorp Limited
28. Email Limited
29. Evans Deakin Industries Limited
30. FH Faulding & Company Limited
31. Foodland Associated Limited
32. Foster's Brewing Group Limited
33. Futuris Corporation Limited
34. Goodman Fielder Limited
35. Great Southern Plantations Limited
36. GWA International Limited
37. Harvey Norman Holdings Limited
38. Henry Walker Eltin Group Limited
39. Howard Smith Limited
40. James Hardie Industries Limited
41. Jupiters Limited
42. Keycorp Limited
43. Lang Corporation Limited
44. Leighton Holdings Limited
45. Lend Lease Corporation Limited
46. Lion Nathan Limited
47. Looksmart Limited
48. Mayne Nickless Limited
49. Melbourne IT Limited
50. Myob Limited
51. National Foods Limited
52. Neverfail Springwater Limited
53. Novogen Limited
54. Nufarm Limited
55. OPSM Protector Limited
56. Orbital Engine Corporation Limited
57. Orica Limited
58. Pacific Dunlop Limited
59. Pacifica Group Limited
60. Paperlinx Limited
61. Powerlan Limited
62. Protel International Limited
63. Resmed Inc
64. Sausage Software Limited
65. Securenet Limited
66. Silex Systems Limited
67. Simeon Wines Limited
68. Simsmetal Limited
69. Skilled Engineering Limited
70. Smorgon Steel Group Limited
71. Solution 6 Holdings Limited
72. Sonic Healthcare Limited
73. Southcorp Limited
74. Spicers Paper Limited
75. Spotless Group Limited
76. TAB Limited
77. TAB Queensland Limited
78. Tabcorp Holdings Limited
79. Timbercorp Limited
80. Toll Holdings Limited
81. Village Roadshow Limited
82. Voicenet (Aust) Limited
83. Wattyl Limited
84. Wesfarmers Limited
85. Westfield Holdings Limited
86. Woolworths Limited

ATTACHMENT 2 – EXAMPLE OF OPERATION OF PLAN

Vesting of Entitlements

- The Plan was approved by Shareholders at the 1999 Annual General Meeting.
- The second award of Entitlements was made by the Board in November 2000.
- Generally, Entitlements may not be converted to Shares until they vest.
- Subject to the Terms & Conditions of the Plan, vesting of the Entitlements will be conditional on the Executive remaining a Qantas employee and on achievement of specific Performance Hurdles which will be set by the Board.
- Generally, Entitlements are not convertible to Shares until at least three years have elapsed from the relevant Date of Award.
- There will be two separate Performance Hurdles with 50% of the Entitlement to be dependent on the achievement of each.
- The first Performance Hurdle will be based on the average relative total shareholder return performance of Qantas compared to an Australian Industrial Peer Group over a period of between three and five years.
- The second Performance Hurdle will be based on the average relative total shareholder return performance of Qantas compared to an International Airline Peer Group over a period of between three and five years.

Example of Conversion of Vested Entitlements

Formula to be used on conversion of Vested Entitlements:

$$\frac{\text{(Market Price on Conversion of Vested Entitlements less Market Price on Award of the Entitlements)} \times \text{Total Number of Vested Entitlements Converted}}{\text{Market Price on Conversion of Vested Entitlements}}$$

• Assumed number of Entitlements awarded	100,000
• Assumed Performance Hurdle achievement	50%
• Number of Vested Entitlements (100,000 x 50%)	50,000
• Assumed Market Price on Conversion – February 2004	$6.50
• Market Price on Award (assumed average market price on 10 trading days prior to Award in November 2000)	$4.00
• Formula	$\frac{(6.50 - 4.00) \times 50{,}000}{6.50}$
• Number of Shares to be issued on conversion of Vested Entitlements	19,230 shares

Note: All aspects of the above example should be treated solely as illustrative. Given the unknown aspects of the operation of the Plan (namely, achievement of Performance Hurdles, Market Price on Award and Market Price on Conversion of any Vested Entitlements), it is not possible to calculate the actual number of Shares which may be issued to any Participant in the Plan until the time any Vested Entitlements are converted to Shares.

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT 2001:

[signature] ....3 March 2004
BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT 2001:

....3 March 2004
BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED (ABN 16 009 661 901)

QANTAS LONG-TERM EXECUTIVE INCENTIVE PLAN

TERMS & CONDITIONS

17 NOVEMBER 1999

Tabled at and approved by the Annual General Meeting of Qantas Airways Limited – 17 November 1999.

Gary Pemberton
Chairman

Qantas Legal Department
QCA9
203 Coward Street
Mascot NSW 2000

TABLE OF CONTENTS

QANTAS LONG-TERM EXECUTIVE INCENTIVE PLAN
TERMS & CONDITIONS
17 November 1999

1. INTRODUCTION

1.1 Name of Plan

This Plan is called the '**Qantas Long-Term Executive Incentive Plan**'.

1.2 Object of Plan

The object of the Plan is to:

(a) provide a long-term incentive for the creation of and focus on shareholder wealth;
(b) align the interests of Eligible Executives and Shareholders;
(c) ensure the remuneration packages of Eligible Executives are consistent with market practice and provide competitive compensation;
(d) provide a long-term incentive for the retention of key Executives; and
(e) support the culture of employee share ownership.

1.3 Function of Plan

The Plan provides for the award of an incentive to Eligible Executives in the form of Entitlements. Participants will not have to pay any consideration for the award of the Entitlements. Generally, the vesting and conversion of Entitlements to Shares will be conditional on the Eligible Executive remaining an employee within the Group and on achievement of applicable Performance Hurdles, with Entitlements not being convertible to Shares until at least three years have elapsed from the relevant Date of Award.

1.4 Commencement of Plan

The Plan will commence operation on the date the Plan is approved by Shareholders.

2. DEFINITIONS AND INTERPRETATION

2.1 Definitions

In these Terms & Conditions, unless the context otherwise requires, the following expressions have the following meanings:

EXPRESSION	MEANING
ASX	Australian Stock Exchange Limited ACN 008 624 691.
Award	an award of Entitlements to an Eligible Executive under the Plan.
Board	the directors of Qantas acting as a board.
Business Day	a day on which the ASX is open for trading.
Conversion Deadline Date	unless and until the Board determines otherwise, 1 February and 1 August of each calendar year or the preceding Business Day if 1 February or 1 August is not a Business Day.
Conversion Period	subject to **clause 11.3**, the period commencing on the First Conversion Date and ending on the Last Conversion Date.
Date of Award	with respect to an Award, the date on which the Board makes the Award.
Date of Conversion	with respect to Vested Entitlements, the Conversion Deadline Date which next occurs after Qantas receives a Notice of Conversion lodged in accordance with **clause 8.5**.

EXPRESSION	MEANING
Eligible Executive	an Executive to whom the Board resolves to award Entitlements.
Entitlement	in respect of a Participant, the entitlement to receive, subject to achievement of applicable Performance Hurdles and **clause 8.4**, the number of Shares calculated in accordance with **clause 8.3**.
Executive	any employee of any company in the Group (excluding non-executive directors of Qantas) who is concerned in, or takes part in, the management of the relevant company or who is otherwise nominated by the Board.
First Conversion Date	in respect of Vested Entitlements, unless otherwise specified at the time of Award, the first Conversion Deadline Date following the third anniversary of the Date of Award.
Group	Qantas and its Subsidiaries.
Initial Holding Statement	in respect of Entitlements, the statement issued in accordance with **clause 5**.
Last Conversion Date	in respect of Vested Entitlements, unless otherwise specified at the time of Award, the Conversion Deadline Date immediately preceding the eighth anniversary of the Date of Award.
Legal Personal Representative	the executor of the will or an administrator of the estate of a deceased person or the trustee of the estate of a person under a legal disability.
Listing Rules	the listing rules of the ASX.
Market Price on Award	the Market Value of a Share on the Date of Award.
Market Price on Conversion	the Market Value of a Share on the Date of Conversion.
Market Value	on a particular day: (a) if there was at least one transaction on the ASX in Shares during the Period, the average of the closing prices at which those Shares were traded on the ASX during the Period; or (b) if paragraph (a) does not apply, the price determined by the Board taking into account the last price at which an offer was made on the ASX in the Period to buy a Share, where '**Period**' means the period of 10 Business Days up to (but not including) the Date of Award or the Date of Conversion (as appropriate).
Notice of Conversion	a duly completed and executed notice of conversion of Entitlements by a Participant, in the form prescribed and otherwise as required by the Board from time to time.
Participant	a person who holds Entitlements awarded under this Plan and includes, if the Participant dies or becomes subject to a legal disability, the Legal Personal Representative of the Participant.
Performance Hurdles	the performance conditions set in respect of each Award by the Board.
Plan	the Qantas Long-Term Executive Incentive Plan governed by these Terms & Conditions.
Qantas	Qantas Airways Limited ACN 009 661 901.
Redundancy	the termination or cessation of a Participant's employment or office with a member of the Group as a result of redundancy, as determined by the Board.
Security Interest	a mortgage, charge, pledge, lien, encumbrance or other third party interest of any nature.
Shareholder	a shareholder of Qantas.
Shares	fully paid ordinary shares in the capital of Qantas.

EXPRESSION	MEANING
Special Circumstances	with respect to a Participant: (a) Total and Permanent Disablement; (b) Redundancy; (c) death; (d) termination of employment with any member of the Group by reason of the attainment of such age of retirement as determined by the Board; or (e) such other circumstances as the Board may at any time determine (whether before or after the Date of Award) including, for example, the termination of employment within the Group solely by reason that that company ceases to be a Subsidiary or solely by reason that the business within which the Participant works is sold outside the Group.
Subsidiary	a body corporate of which Qantas is a holding company in terms of section 9 and Division 6 of Part 1.2 of the *Corporations Law.*
Tax	includes any tax (whether direct or indirect), levy, impost, deduction, charge, rate, contribution, duty or withholding which is assessed (or deemed to be assessed), levied, imposed or made by any government or any governmental, semi-governmental or judicial entity or authority together with any interest, penalty, fine, charge, fee or other amount assessed (or deemed to be assessed), levied, imposed or made on or in respect of any or all of the foregoing.
Terms & Conditions	the terms and conditions governing the operation of the Plan set out in this instrument, as amended from time to time.
Total and Permanent Disablement	in relation to a Participant, that the Participant has, in the opinion of the Board, become permanently incapacitated to such an extent as to render the Participant unable or, in the opinion of the Board, unlikely to engage in the Participant's primary occupation again.
Updated Holding Statement	the statement issued in accordance with **clause 7** and updated in accordance with **clause 8.6** (as appropriate).
Vested Entitlements	Entitlements which a Participant is entitled to convert to Shares, as determined in accordance with **clause 8.1**.

2.2 Interpretation

(a) Headings are for convenience only and do not affect the interpretation of these Terms & Conditions.
(b) Unless the context otherwise requires, words denoting the singular include the plural and vice versa.
(c) References to any legislation or any provision of any legislation include any modification or re-enactment of the legislation or any legislative provision substituted for, and all legislation and statutory instruments and regulations issued under, the legislation.
(d) Where any word or phrase is given a defined meaning in these Terms & Conditions, any part of speech or other grammatical form of that word or phrase has a corresponding meaning.
(e) A reference to a clause or paragraph is a reference to a clause or paragraph of these Terms & Conditions.
(f) The words 'including' or 'includes' means 'including (or includes as applicable) without limitation'.

3. OPERATION OF THE PLAN

3.1 Board may award Entitlements

Subject to these Terms & Conditions, the Board may from time to time award Entitlements to any Eligible Executive.

3.2 Entitlements subject to the Plan

Entitlements will be governed by the Plan until the Entitlements:

(a) are renounced in accordance with **clause 6**;
(b) lapse under **clause 9**; or
(c) are converted and Shares have been issued (or the Entitlements have been cancelled and a cash amount paid in lieu) as a result of that conversion.

3.3 Binding nature of these Terms & Conditions

The Plan shall operate in accordance with these Terms & Conditions which bind Qantas and each Participant.

3.4 Consideration for award of Entitlements

Entitlements will be awarded for consideration comprising the services that are expected to be provided by an Eligible Executive to the Group but no further monetary or other consideration will be payable by the Eligible Executive in respect of the Award.

4. LIMITATIONS ON AWARDING OF ENTITLEMENTS AND ISSUE OF SHARES

4.1 *Overriding restrictions on award and conversion*

(a) No Entitlements may be awarded unless the Market Price on Award is greater than 20 cents.
(b) No Entitlements may be awarded or converted to Shares, and no Shares may be issued on conversion of an Entitlement, if to do so would contravene the Constitution of Qantas, the *Corporations Law*, the Listing Rules or, in respect of a Participant, any applicable law of the jurisdiction in which that Participant resides.
(c) Any purported awarding of Entitlements or conversion of Entitlements in breach of this clause is invalid.

4.2 Entitlements personal to Participant

Entitlements are personal to the Participant and may not be transferred or converted to Shares by any other person or body corporate except to the extent necessary to enable a Participant's Legal Personal Representative to convert the Entitlements in accordance with **clause 8.**

4.3 Security Interests not recognised

A Participant must not dispose of or grant any Security Interest over or otherwise deal with any Entitlements or any interest in any Entitlements and any such Security Interest or disposal or dealing will not be recognised in any manner by Qantas.

5. INITIAL HOLDING STATEMENT

Where the Board decides to award Entitlements to an Eligible Executive, Qantas must, as soon as practicable after the Date of Award, forward to the Eligible Executive an Initial Holding Statement which will include the following information:

(a) the Date of Award;
(b) the total number of Entitlements awarded to the Eligible Executive;
(c) the Conversion Period;
(d) the Performance Hurdles attaching to the Entitlements and any other specific terms & conditions applicable to the Award;
(e) in respect of an initial Award made to an Eligible Executive, a copy of these Terms & Conditions;
(f) the procedure to be followed should the Eligible Executive wish to renounce the Entitlements; and
(g) any other information or documents required to be notified to the Eligible Executive by the *Corporations Law* or the Listing Rules.

6. RENUNCIATION

6.1 Procedure for renunciation

An Eligible Executive may, by giving notice in writing to Qantas on or before the date nominated by Qantas for doing so, renounce the Eligible Executive's Entitlements.

6.2 Effect of renunciation

If an Eligible Executive complies with **clause 6.1**, the Entitlements will be treated as never having been awarded, all rights of that Eligible Executive under the Plan in respect of the Entitlements cease and no consideration or compensation will be payable for or in relation to that renunciation.

6.3 Acceptance binding

An Eligible Executive who does not renounce the Eligible Executive's Entitlements in accordance with **clause 6.1** will be deemed to have agreed to be bound by the Terms & Conditions in respect of the Entitlements awarded to that Eligible Executive.

7. UPDATED HOLDING STATEMENT

In respect of each Award, Qantas must, as soon as practicable after it is possible to determine whether the relevant Performance Hurdles have been achieved, forward to the Participant an Updated Holding Statement which includes the following:

(a) the number of Entitlements (if any) which have become Vested Entitlements;
(b) the First Conversion Date;
(c) the Last Conversion Date; and
(d) a form of Notice of Conversion.

8. CONVERSION OF ENTITLEMENTS

8.1 Vested Entitlements

Vested Entitlements are, with respect to an Award, the number of Entitlements:

(a) which may be converted to Shares (in accordance with **clause 8.3**) by a Participant as a result of achievement of some or all of the Performance Hurdles applicable for that Award;
(b) in respect of which three years (or such lesser period as is determined by the Board under **clause 9.2**) have elapsed from the Date of Award; and
(c) which have not lapsed in accordance with **clause 9**.

8.2 Right to Convert

Subject to these Terms & Conditions, only Vested Entitlements may be converted to Shares under the Plan and then only during the relevant Conversion Period.

8.3 Right to Shares

Subject to **clause 8.4**, Vested Entitlements confer an entitlement to the number of Shares, credited as fully paid, equal to the whole number (disregarding any fraction) calculated in accordance with the following formula:

$$\frac{(\text{Market Price on Conversion} - \text{Market Price on Award}) \times \text{total number of Vested Entitlements specified in the Notice of Conversion lodged under } \textbf{clause 8.5}}{\text{Market Price on Conversion}}$$

8.4 Obligation of Qantas

Subject to these Terms & Conditions and the Listing Rules, on the conversion of Vested Entitlements, Qantas must, at the election of the Board in its absolute discretion, either:

(a) issue to the relevant Participant the number of Shares calculated in accordance with **clause 8.3**; or

(b) cancel the Vested Entitlements and pay to that Participant a cash amount equal to the Market Price on Conversion multiplied by the number of Shares referred to in **clause 8.4(a)**.

8.5 Conversion procedure

(a) To convert Vested Entitlements, the Participant must lodge with Qantas, in accordance with **clause 13.5**, a Notice of Conversion signed by the Participant.

(b) A Notice of Conversion must be received by Qantas no later than the relevant Conversion Deadline Date if a Participant wishes to participate in the issue of Shares which is to next occur after that Conversion Deadline Date, as referred to in **clause 8.7**.

(c) Once received by Qantas, a Notice of Conversion is irrevocable.

8.6 Partial conversion – issue of new Updated Holding Statement

Where a Participant submits a Notice of Conversion in respect of only some of the Participant's Vested Entitlements, Qantas must issue a new Updated Holding Statement which evidences the remaining number of Entitlements and Vested Entitlements held by the Participant.

8.7 Timing of issue of Shares or payment of cash

Qantas must use its reasonable endeavours to issue, at the next regular meeting of the Board following each Conversion Deadline Date, the number of Shares (determined in accordance with **clause 8.3**) in respect of which Vested Entitlements have been validly converted or to authorise the payment of a cash amount in lieu of that number of Shares (as referred to in **clause 8.4(b)**).

8.8 Ranking of Shares

Shares issued on the conversion of Vested Entitlements will rank equally with all existing Shares on and from the date of issue in respect of all rights issues, bonus share issues and dividends which have a record date for determining entitlements on or after the date of issue of those Shares.

9. LAPSE OF ENTITLEMENTS

9.1 Circumstances of lapse

Subject to clauses **9.2** and **9.3**, an Entitlement will lapse on the earliest to occur of:

(a) the day following the last day of the period by reference to which the applicable Performance Hurdles are assessed, to the extent that during that period those Performance Hurdles were not satisfied;

(b) midnight on the Last Conversion Date;

(c) unless a Notice of Conversion has been received by Qantas in respect of Vested Entitlements, the date on which the Participant ceases to be employed by any member of the Group (other than due to the occurrence of Special Circumstances); and

(d) where the Participant ceases to be employed by any member of the Group due to the occurrence of Special Circumstances, 12 months after such Special Circumstances arise.

9.2 Discretion of Board

The matters set out in **clause 9.1** are subject to the Board, in its absolute discretion, allowing a Participant to convert all or any Entitlements held by that Participant, whether or not the Entitlements have become Vested Entitlements and whether or not the Entitlements have lapsed or would otherwise have lapsed.

9.3 Determination whether to exercise discretion

Without limiting **clause 9.2**, if, within 30 days of the earlier to occur of:

(a) a Participant ceasing to be an Executive, and

(b) the giving of notice of termination of employment by any of the Participant, Qantas or other member of the Group which employs the Participant,

a person who was a Participant requests the Board in writing to do so, the Board must determine whether or not to exercise its discretion under **clause 9.2** in relation to that person, having regard to (among other matters) the following factors:

(a) the reason for the cessation of employment within the Group;
(b) the length of time between the date of cessation of employment and the Last Conversion Date;
(c) the total length of service of the person as an employee within the Group;
(d) if the cessation of employment is related to the person's performance, then the extent to which the person has been given warning of their performance inadequacies;
(e) information provided by the person to the Board to support any claim to exercise the discretion in the person's favour;
(f) applicable law; and
(g) the Listing Rules.

9.4 Effect of lapse

Subject to **clause 9.2,** on an Entitlement lapsing, all rights of a Participant under the Plan in respect of the Entitlement cease and no consideration or compensation will be payable for or in relation to that lapse.

10. QUOTATION

10.1 No quotation of Entitlements

Qantas will not seek official quotation of any Entitlements.

10.2 Quotation of Shares

Qantas will apply to the ASX for official quotation of Shares issued on the conversion of Entitlements in accordance with these Terms & Conditions.

11. PRO RATA ISSUES, RECONSTRUCTIONS OF CAPITAL AND TAKEOVERS

11.1 Participation

In respect of any Shares to which an Entitlement relates, a Participant may not participate in:

(a) new issues of securities to holders of Shares;
(b) bonus issues of Shares or other securities to existing Shareholders; or
(c) any issue by Qantas of Shares pro rata to existing Shareholders,

unless:

(a) the Entitlement has been converted; and
(b) Shares have been issued in respect of the Entitlement before the record date for determining entitlements to the new issue, the bonus issue or the pro rata issue.

11.2 Reconstructions

If there is any reconstruction of the issued share capital of Qantas, the number of Entitlements to which each Participant is entitled will be reconstructed as required by the Listing Rules (as if the Entitlements were options) in force at the time of the reconstruction and in a manner which will not result in any benefits being conferred on the Participants which are not conferred on Shareholders (subject to the provisions with respect to rounding of Entitlements as sanctioned by the meeting of Shareholders approving the reconstruction of capital), but in all other respects the terms for the conversion of Entitlements will remain unchanged.

11.3 Takeovers and Compromise Arrangements

(a) If:

(i) a takeover bid is made to acquire some or all of the issued Shares of Qantas; or

(ii) under Part 5.1 of the *Corporations Law*, the Court sanctions a compromise or arrangement proposed for the purpose of, or in connection with, a scheme for the reconstruction of Qantas or its amalgamation with any other company or companies,

which:

(iii) if implemented, would result in a change in the legal or beneficial interest of 50% or more of the issued Shares of Qantas or one person becoming, directly or indirectly, legally or beneficially entitled to 50% or more of the issued Shares of Qantas; or
(iv) which has resulted in a change in the legal or beneficial interest of 50% or more of the issued Shares of Qantas or one person becoming, directly or indirectly, legally or beneficially entitled to 50% or more of the issued Shares of Qantas,

the Board may, in its absolute discretion, give written notice to Participants of the bid, compromise or arrangement ('**Change of Control Notice**') specifying a reasonable period during which Entitlements may be converted.

(b) Upon receipt of the Change of Control Notice, a Participant may convert all or any of the Participant's Entitlements whether or not applicable Performance Hurdles have been satisfied.

12. AGGREGATION AND ADJUSTMENT

12.1 Aggregation

If a number of Entitlements are converted simultaneously, the number of Shares which are to be issued as a consequence of those conversions may be aggregated.

12.2 Calculations and adjustments

Any calculations or adjustments which are required to be made will be made by the Board and will, in the absence of manifest error, be final and conclusive and binding on the Participants.

13. ADMINISTRATION OF THE PLAN

13.1 Administration in accordance with Terms & Conditions

The Board:

(a) will administer the Plan in accordance with these Terms & Conditions; and
(b) may make and amend rules for the operation of the Plan which are not inconsistent with these Terms & Conditions.

13.2 Discretion

A determination, decision, approval or opinion of the Board under these Terms & Conditions will be in the absolute discretion of the Board.

13.3 Decision final

In the absence of manifest error the determination, decision, approval or opinion of the Board will be final.

13.4 Delegation by Board

The Board may:

(a) delegate such functions and powers, as it may consider appropriate for the efficient administration of the Plan, to persons whom the Board reasonably believes to be capable of performing those functions and exercising those powers; and
(b) take and rely on what the Board reasonably believes is independent professional or expert advice in or in relation to the exercise of any of the Board's powers or discretions under these Terms & Conditions.

13.5 Notices

(a) Notice may be given by Qantas to Participants in such manner as the Board may from time to time determine.

(b) Any notice to be given by a Participant to Qantas under these Terms & Conditions must be in writing:

(i) directed to the Company Secretary of Qantas at the following address:

Qantas Airways Limited
Qantas Centre Building A, Level 9
203 Coward Street
MASCOT NSW 2020
AUSTRALIA
Facsimile: (612) 9691 3339; and

(ii) hand delivered or sent by prepaid post or facsimile to that address.

(c) A notice given in accordance with **clause 13.5(b)** is taken to be received:

(i) if hand delivered, on delivery:
(ii) if sent by prepaid post, seven Business Days after the date of posting;
(iii) if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the total number of pages of the notice, unless Qantas informs the sender within three Business Days that it has not received the entire notice.

14. AMENDMENT TO TERMS & CONDITIONS

14.1 Amendment by Board

Subject to **clause 14.2**, the Board may amend these Terms & Conditions at any time and from time to time.

14.2 Compliance with Listing Rules

At any time while Qantas is included in the official list of the ASX, no amendment may be made to these Terms & Conditions except in accordance with the Listing Rules or as otherwise permitted by the ASX.

15. RIGHTS OF PARTICIPANTS

Nothing in these Terms & Conditions:

(a) confers on any Executive the right to receive any Entitlements;
(b) confers on any Participant the right to continue as an Executive within the Group;
(c) affects any rights which any member of the Group may have to terminate the employment of any Participant;
(d) may be used to increase damages in any action brought against any member of the Group in respect of any such termination; or
(e) confers on any Participant the right to receive any dividend (whether or not declared) before a Vested Entitlement is converted and Shares have been issued in respect of that Vested Entitlement.

16. COSTS AND EXPENSES

Qantas must pay all costs, expenses and charges incurred in operating the Plan except that Qantas is not responsible for any Taxes which may become payable in connection with the issue of Shares pursuant to a conversion of the Entitlements or any other dealing with the Entitlements or Shares.

17. TERMINATION OR SUSPENSION OF THE PLAN

The Board may, by notice in writing to all Participants, terminate or suspend the Plan at any time, provided that termination or suspension does not affect or prejudice the existing rights of Participants at that time.

18. CHOICE OF LAW AND JURISDICTION

18.1 Choice of law

The Plan and the rights of the Participants thereunder are governed by the laws of the State of New South Wales, Australia.

18.2 Jurisdiction

Each Participant irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the State of New South Wales, Australia and courts entitled to hear appeals from those courts.



ASIC

Australian Securities & Investments Commission



Change to company details

Form 484 — Corporations Act 2001

Section B

Section B may be lodged independently if no changes are to be notified via Sections A or C.

Use this form to notify ASIC of:
B1 **Appoint company officeholder**
B2 **Cease company officeholder**
B3 **Change to special purpose company status**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 C - *issue/cancel shares, change share structure and members' register*

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Qantas Airways Limited

ACN/ ABN

16 009 661 901

Continues on next page...

B1 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
(Select one or more boxes)

- [x] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date
0 1 / 0 3 / 0 4
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name: Packer
Given names: James Douglas

Place of birth (town/city): Sydney
(state/country):

Date of Birth
0 8 / 0 9 / 6 7
[D D] [M M] [Y Y]

Former name
(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name:
Given names:

Residential address

The residential address of the appointed officeholder is

Street number and Street name: 36 Campbell Parade

Suburb/City: Bondi Beach
State/Territory: NSW

Postcode: 2026
Country (if not Australia):

If an 'Alternate director', for whom
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name:
Given names:

Expiry date (If applicable)
__ __ / __ __ / __ __
[D D] [M M] [Y Y]

Has the role been extended? (Select one box)

- [ ] Yes
- [ ] No

B1 Continued... **Appoint another company officeholder**

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
(Select one or more boxes)

☐ Director

☐ Secretary

☐ ~~Alternate director~~

Date of appointment

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name | Given names

Place of birth (town/city) | (state/country)

Date of Birth
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Former name
(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name | Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

If an 'Alternate director', for whom
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name | Given names

Expiry date (If applicable)
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Has the role been extended? (Select one box)

☐ Yes

☐ No

B2 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
(Select one or more boxes)

☐ Director

☐ Secretary

☐ Alternate director   Person alternate for ______________________

Date officeholder ceased

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name ______________________   Given names ______________________

Place of birth (town/city)   (state/country) ______________________

Date of Birth
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

B2 Continued... **Cease another company officeholder**

Role of ceased officeholder
(Select one or more boxes)

☐ Director

☐ Secretary

☐ Alternate director   Person alternate for ______________________

Date officeholder ceased

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name ______________________   Given names ______________________

Place of birth (town/city)   (state/country) ______________________

Date of Birth
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

B3 Change to special purpose company status

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below. Note: If you indicate that your company has commenced status as one of the special purpose company designations listed below, ASIC will send a declaration for you to complete and return. Special purpose company designations are defined under Regulation 2A of the *Corporations (Fees) Regulations*.

The change is

Commence

- ☐ Home unit company
- ☐ Superannuation trustee company
- ☐ For charitable purposes only

☐ Cease

Date of change

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Signature

This form must be signed by a current officeholder of the company.

A resigning officeholder's signature is not acceptable.

I certify that the information in this form is true and complete

Name

Brett Stuart Johnson

Capacity

[ ] Director

[x] Company secretary

Signature

Date signed

0 1 / 0 3 / 0 4
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

Janine Louise Smith

ASIC registered agent number

115

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

[ ] Signatory above

[x] ASIC registered agent above

[ ] Name of lodging party

Office, unit, level, or PO Box number

Qantas Centre, Building A, Level 9

Street number and Street name

203 Coward Street

Suburb/City

Mascot

State/Territory

NSW

Postcode

2020

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

(02) 9691 4262

Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge



ASIC

Australian Securities & Investments Commission

Forms Manager

Registered Agents

Form 484
- Confirmation

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Agent: QANTAS AIRWAYS LIMITED Agent No.115

Company: QANTAS AIRWAYS LIMITED ACN 009 661 901

Reference: 70644110

Confirmation of Form Submission

Your document was submitted for validation to ASIC on 04/03/2004 at 16:50:32.

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Australian Securities & Investments Commission

Forms Manager
Registered Agents

Form 484
✓ Confirmation

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Agent: QANTAS AIRWAYS LIMITED Agent No.115
Company: QANTAS AIRWAYS LIMITED ACN 009 661 901
Reference: 70644110

Statutory Fees Advice

Your form has been accepted by ASIC on 04/03/2004 at 16:50:32 and there are no fees payable.

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ASIC
Australian Securities and Investments Commission

Forms Manager

Form being prepared

Date/time: 04-03-2004 16:31:29
Reference Id: 70644110

Change of company details

Form 484 - Corporations Act 2001

Company details

Company name
QANTAS AIRWAYS LIMITED
Australian Company Number (ACN)
009 661 901

B1 Appoint company officeholder

Officer
This section shows the appointment of a company officeholder

Officeholder Appointment Details
Role(s)
Director - Appointment Date: 01-03-2004
The name of the appointed officeholder is:

Given names **James Douglas**

Family name **PACKER**

Date of Birth **08-09-1967**

City/town of Birth **Sydney**

State (if born in Australia) **NSW**

Country of Birth **Australia**
Residental Address

Address
36 CAMPBELL PDE
BONDI BEACH NSW 2026
Australia

Authorisation
This form has been authorised by

I certify that the information in this form is true and complete
Name
Capacity
Date signed

Lodging party details
Please notify the registered agent details (if applicable) and who queries about this form should be directed to

Registered Agent details

If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent
QANTAS AIRWAYS LIMITED
ASIC registered agent number
115

Queries about this form

You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- ☐ Signatory above
- ☒ ASIC registered agent above



ASIC

Australian Securities & Investments Commission



Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Qantas Airways Limited

ACN/ ABN

16 009 661 901

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	*cumulative preference*
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	*non-cumulative redeemable preference*
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[ ][ ] / [ ][ ] / [ ][ ]
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	10,470	N/A	N/A

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[1][9] / [0][2] / [0][4]
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

[X] Yes (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

[ ] No (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- ☐ Minimum holding buy-back only
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Brett Stuart Johnson

Capacity

☐ Director

☒ Company secretary

Signature

[signature]

Date signed

02/03/04

[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

Janine Louise Smith

ASIC registered agent number

115

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ Signatory above

☐ ASIC registered agent above

☐ Name of lodging party

Office, unit, level, or PO Box number

Qantas Centre, Building A, Level 9

Street number and Street name

203 Coward Street

Suburb/City

Mascot

State/Territory

NSW

Postcode

2020

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

(02) 9691 4262

Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

ASIC registered agent number 115
lodging party or agent name Janine Smith
office, level, building name or PO Box no. Qantas Centre, Building A, Level 9
street number & name 203 Coward Street
suburb/city Sydney state/territory NSW postcode 2020
telephone (02)9691 4262
facsimile (02)9691 3339
DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name Qantas Airways Limited
A.C.N. 16 009 661 901

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	10,470	19/02/2004

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☒ **The issue was made under written contract.**

date of the contract (d/m/y) 24 / 11 / 2000
parties to the contract Qantas Airways Limited and Eligible Employees who were awarded Entitlements pursuant to the Qantas Long-Term Executive Investment Plan.
nature of the contract Employee Incentive Plan (Qantas Long-Term Executive Investment Plan).

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution and/or replaceable rules

☐ The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.

or

☐ The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	**$**

☐ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details:

Signature

I certify that the information in this form is true and complete.

print name Brett Stuart Johnson capacity

sign here [signature] date 02/03/04

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number 115
lodging party or agent name Janine Smith
office, level, building name or PO Box no. Qantas Centre, Building A, Level 9
street number & name 203 Coward Street
suburb/city Mascot state/territory NSW postcode 2020
telephone (02) 9691 4262
facsimile (02) 9691 3339
DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207Z**

Corporations Act 2001
117(2), 163(3), 254X(2), 601BC(2)

Certification of
compliance with stamp duty law

company name Qantas Airways Limited
A.C.N. 16 009 661 901

Details of the contract for the issue of shares

date of contract (d/m/y) / 24 / 11 2000

name(s) of contracting parties

Qantas Airways Limited and Eligible Employees who were awarded Entitlements pursuant to the Qantas Long-Term Executive Incentive Plan.

details of the shares issued, or deemed to have been issued under the contract

number and class 10,470 ordinary shares
number and class
number and class

Certification

I certify that the contract for the issue of shares has been duly stamped, if so required and as required by any law of the Australian Capital Territory, New South Wales, the Northern Territory, Queensland, South Australia, Tasmania, Victoria and Western Australia relating to stamp duty on any such document.

Signature

I certify that the information in this form is true and complete.

print name Brett Stuart Johnson capacity Company Secretary

sign here [signature] date 02/03/04

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins



ASIC

Australian Securities & Investments Commission



Change to company details

Form 484 — Corporations Act 2001

Section A

Section A may be lodged independently if no changes are to be notified via Sections B or C.

Use this form to notify ASIC of:

A1 **Change of address**

A2 **Change of name - officeholders or members**

A3 **Change - ultimate holding company**

Related Forms

484 B - *appoint/cease officeholders, change to special status*

484 C - issue/cancel shares, change share structure and members' register

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Qantas Airways Limited

ACN/ ABN

16 009 661 901

A1 Change of address

This section allows a new address to be applied to one or more purposes (eg registered office and principal place of business). You may copy and attach another Section A1 for each new address.

New address
(A PO Box is only allowed for a member address)

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)

Street number and Street name

1975 Carmel Road

Suburb/City

Charlotte

State/Territory

North Carolina

Postcode

28226-5021

Country (if not Australia)

USA

Date of change
For members include date of change to members' register.

Date



1 2 / 0 3 / 0 4
[D D] [M M] [Y Y]

Continues on next page...

Apply address to
(You can apply the new address to one or more of the following — registered office, principal place of business, etc).

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

☐ **Registered office address**

If registered office changed, does the company occupy the premises?

☐ yes

☐ no

if no, name of occupier

☐ Occupier's consent (Select box to indicate the statement below is correct)

The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

☐ **Principal place of business address**

☒ **Company officeholder's residential address**

1 Family name: Anderson — Given names: Paul Milton

Place of birth (town/city) (state/country): Richland, Washington, USA

Date of birth: 01/04/45 [D D] [M M] [Y Y]

2 Family name: — Given names:

Place of birth (town/city) (state/country):

Date of birth: / / [D D] [M M] [Y Y]

Member's address
If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

☐ **Member's address**

1 Family name: — Given names:

2 Family name: — Given names:

When a member is a company, not a person

1 Company name (only if a member):

ACN/ ARBN/ ABN: — Country of incorporation (if not Australia):

2 Company name (only if a member):

ACN/ ARBN/ ABN: — Country of incorporation (if not Australia):

A2 Change of name — officeholders or members

Use this section if an officeholder or member has changed their name.

Apply change of name to
The following person (or entity) has changed their name (Select one or more boxes)

☐ Director ☐ Alternate director
☐ Secretary ☐ Member

Personal name change
(eg change by deed poll, marriage. To register a new officeholder go to B1)

Member's name
If there are more than 20 members in a share class, only name changes for the top 20 need be notified.
Date and place of birth are not required for members.

Their previous name was (Provide full given names, not initials)

Family name Given names

Place of birth (town/city) (state/country)

Date of Birth
[D D] / [M M] / [Y Y]

Their new name is (Provide full given names, not initials)

Family name Given names

Date of change
[D D] / [M M] / [Y Y]

Organisation name change (member only)

(When a member is a company, not a person, and the company has changed its name)

The previous organisation name was

The new organisation name is

ACN/ ARBN/ ABN

Date of change
[D D] / [M M] / [Y Y]

A3 Change — ultimate holding company

Use this section if there is a change to the ultimate holding company.

The change is

☐ **There is a new ultimate holding company**

Company name

ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has ceased operation as the ultimate holding company**

Company name

ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has changed its name** (date of change not required)

New name

ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

Date of change
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Brett Stuart Johnson

Capacity

- [ ] Director
- [x] Company secretary

Signature

[signature]

Date signed

1 5 / 0 3 / 0 4
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

Janine Louise Smith

ASIC registered agent number

115

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [ ] Signatory above
- [ ] ASIC registered agent above
- [ ] Name of lodging party

Office, unit, level, or PO Box number

Qantas Centre, Building A, Level 9

Street number and Street name

203 Coward Street

Suburb/City

Mascot

State/Territory

NSW

Postcode

2020

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

(02) 9691 4262

Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Qantas Airways Limited

ACN/ABN
16 009 661 901

Corporate key
20401595

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Janine Louise Smith

ASIC registered agent number (if applicable)
115

Telephone number
02 9691 4262

Postal address
Qantas Centre, Building A, Level 9, 203 Coward Street, Mascot
New South Wales, 2020

Total number of pages including this cover sheet
5

Please provide an estimate of the time taken to complete this form.
hrs 20 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Brett Stuart Johnson

Capacity
[ ] Director
[X] Company secretary

Signature
[signature]

Date signed
29/04/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	22,855,397	$3.3839	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 7 / 0 4 / 0 4

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]


QANTAS

30 April 2004

Australian Securities & Investments Commission
Level 18
No 1 Martin Place
Sydney NSW 2000

Dear Sir

Qantas Deferred Share Plan

In accordance with Class Order 03/184, please find attached the documentation provided on 28 April 2004 to participants in relation to the granting of Rights under the Deferred Share Plan (Plan).

Participants were provided with a package which contains the following documents:

1. Covering letter to Participants;
2. Updated Holding Statement;
3. 2003/04 Qantas Performance Rights Plan - Overview;
4. Terms & Conditions of the Plan; and
5. Rules of the Plan.

If you have any questions please do not hesitate to contact me (02 9691 4262).

Yours faithfully

Janine Smith
Senior Lawyer Public Company

Enclosures: Covering letter
Updated Holding Statement
2003/04 Qantas Performance Rights Plan - Overview
Terms & Conditions of the Plan
Rules of the Plan

Qantas Airways Limited
ACN 009 661 901
Qantas Centre 203 Coward Street Mascot New South Wales 2020 Australia
Telephone 61 (2) 9691 3636

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT

30 APRIL 2004

BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

30 April 2004

[Sample name]
[Sample address]

2003/04 Qantas Performance Rights Plan

Dear Sample

Background on Qantas Remuneration Policy – Executives Generally

Qantas' policy is to ensure that executive remuneration properly reflects the duties and responsibilities of the relevant executive and that remuneration is competitive in attracting, motivating and retaining managers of the highest calibre.

This is achieved via a mixture of:

i. fixed annual remuneration (salary, superannuation and fringe benefits);
ii. performance related remuneration, comprising:

    (a) a short term cash incentive; and

    (b) the Qantas Deferred Share (Plan) made up of a medium-term incentive (the offer of deferred shares and a long-term incentive (the grant of performance rights); and
iii. concessionary travel benefits, service payments, other retention tools and additional discretionary benefits considered appropriate from time to time.

Your Offer

I am pleased to confirm that you have been selected to participate in the long-term component of the Plan – the 2003/04 Qantas Performance Rights Plan (PRP).

You have been granted [sample number] rights under the PRP.

The formal documentation in relation to your participation in the PRP is enclosed. May I remind you that the details of this Plan are strictly confidential.

The PRP

The PRP is limited program, intended to recognise and provide a long-term reward opportunity to the executives who are expected to have the most influence on Qantas' financial performance over the three-year performance period. While it is not a guarantee of continuing employment, it is a key retention program for Qantas.

If you have any queries, please contact me (Phone: (02) 9691 2052).

Yours sincerely

Terry Byrne
Head of Remuneration & Programs

Please ensure you have the following Attachments:

- *Holding Statement*
- 2003/04 Qantas Performance Rights Plan - Overview
- Rules of the 2003/04 Qantas Performance Rights Plan
- Terms and Conditions of the Qantas Deferred Share Plan



ABN 16 009 661 901
Qantas Share Registry
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: 1800 177 747
International: 61 2 8280 7390
Facsimile: 02 9261 8489
ASX Code: QAN
Email: registry@qantas.com
Website: www.qantas.com

[SAMPLE NAME]
[SAMPLE ADDRESS]

ASX CODE: QAN
SRN: [SRN]
TFN: QUOTED

STATEMENT DATE: MARCH 2004
PAGE NUMBER: 1

QANTAS DEFERRED SHARE PLAN (DSP)
2003/04 PERFORMANCE RIGHTS PLAN

DATE OF GRANT	NUMBER OF RIGHTS GRANTED[1]	TAXABLE VALUE[2]
15/10/2003	[NUMBER]	[NUMBER X 3.5410]

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT

30 APRIL 2004

BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

1. Rights vest upon satisfaction of Performance Hurdles, which are set and tested in accordance with the DSP 2003/04 Performance Rights Plan Rules. The Terms & Conditions and the Plan Rules are attached to this statement.
2. The Taxable Value of the Rights is calculated using a 5 business day VWAP for all Qantas Shares traded on the ASX up to and including 15 October 2003 ($3.5410).

Note: This statement **only** records your securities granted under the 2003/04 Performance Rights Plan on 15 October 2003.

PLEASE REFER TO REVERSE SIDE FOR ADDITIONAL INFORMATION.

IMPORTANT NOTICE FOR NON-AUSTRALIAN SHAREHOLDERS

The Qantas Constitution imposes strict aggregate ownership limits of 49% for "foreign persons" inclusive of a maximum of 35% for "foreign airlines". Where these aggregate ownership limits are exceeded, the Constitution contains procedures for disenfranchising the foreign shareholder and, when necessary, forcing the sale of the affected shares.

The Constitution imposes an obligation on shareholders who are "foreign airlines" or "foreign persons" to notify Qantas within 10 days of becoming shareholders.

Foreign Notification Forms are available from the Qantas Share Registry.

We advise that the Corporations Act requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the share register of Qantas. If some or all of the information is not collected, it might not be possible to administer your security holding. Information must continue to be included in the share register if you cease to be a security holder. Information in the share register is available for inspection by you and the public (upon payment of a fee) as permitted under the Corporations Act. These obligations are not altered by the Privacy Amendment (Private Sector) Act. The information is collected by the Qantas Share Registry, ASX Perpetual Registrars Limited and may also be disclosed to regulatory bodies (such as the Australian Taxation Office), print service providers and mail houses. Our privacy policy is available on our website at www.qantas.com.

Please note your Security Holder Reference Number (SRN) recorded overleaf. This SRN must be used in all communications with Qantas or the Registry and with your stockbroker when buying or selling these securities. This statement is an important document and should be kept in a safe place. If lost or destroyed, a charge will be levied for a replacement statement. Full terms and conditions of the above securities can be obtained from the Registry.

THE AUSTRALIAN TAXATION OFFICE (ATO) ADVISES YOU TO KEEP THIS STATEMENT. DISPOSAL OF SHARES MAY LEAD TO CAPITAL GAINS TAX. PHONE THE ATO ON 1300 720 092 IF YOU NEED THE "GUIDE TO CAPITAL GAINS TAX".

Qantas Airways Limited is registered under the
Corporations Act 2001 (Cwlth)



ABN 16 009 661 901
Qantas Share Registry
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: 1800 177 747
International: 61 2 8280 7390
Facsimile: 02 9261 8489
ASX Code: QAN
Email: registry@qantas.com
Website: www.qantas.com

[SAMPLE NAME]
[SAMPLE ADDRESS]

ASX CODE:	QAN
SRN:	[SRN]
TFN:	QUOTED
STATEMENT DATE:	MARCH 2004
PAGE NUMBER:	1

QANTAS DEFERRED SHARE PLAN (DSP)
2003/04 PERFORMANCE RIGHTS PLAN



DATE OF GRANT	NUMBER OF RIGHTS GRANTED[1]	TAXABLE VALUE[2]
27/02/2004	[NUMBER]	[NUMBER X 3.7444]

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT

30 APRIL 2004

BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

1. Rights vest upon satisfaction of Performance Hurdles, which are set and tested in accordance with the DSP 2003/04 Performance Rights Plan Rules. The Terms & Conditions and the Plan Rules are attached to this statement.
2. The Taxable Value of the Rights is calculated using a 5 business day VWAP for all Qantas Shares traded on the ASX up to and including 27 February 2004 ($3.7444).

Note: This statement **only** records your securities granted under the 2003/04 Performance Rights Plan on 27 February 2004.

PLEASE REFER TO REVERSE SIDE FOR ADDITIONAL INFORMATION

IMPORTANT NOTICE FOR NON-AUSTRALIAN SHAREHOLDERS

The Qantas Constitution imposes strict aggregate ownership limits of 49% for "foreign persons" inclusive of a maximum of 35% for "foreign airlines". Where these aggregate ownership limits are exceeded, the Constitution contains procedures for disenfranchising the foreign shareholder and, when necessary, forcing the sale of the affected shares.

The Constitution imposes an obligation on shareholders who are "foreign airlines" or "foreign persons" to notify Qantas within 10 days of becoming shareholders.

Foreign Notification Forms are available from the Qantas Share Registry.

We advise that the Corporations Act requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the share register of Qantas. If some or all of the information is not collected, it might not be possible to administer your security holding. Information must continue to be included in the share register if you cease to be a security holder. Information in the share register is available for inspection by you and the public (upon payment of a fee) as permitted under the Corporations Act. These obligations are not altered by the Privacy Amendment (Private Sector) Act. The information is collected by the Qantas Share Registry, ASX Perpetual Registrars Limited and may also be disclosed to regulatory bodies (such as the Australian Taxation Office), print service providers and mail houses. Our privacy policy is available on our website at www.qantas.com.

Please note your Security Holder Reference Number (SRN) recorded overleaf. This SRN must be used in all communications with Qantas or the Registry and with your stockbroker when buying or selling these securities. This statement is an important document and should be kept in a safe place. If lost or destroyed, a charge will be levied for a replacement statement. Full terms and conditions of the above securities can be obtained from the Registry.

THE AUSTRALIAN TAXATION OFFICE (ATO) ADVISES YOU TO KEEP THIS STATEMENT. DISPOSAL OF SHARES MAY LEAD TO CAPITAL GAINS TAX. PHONE THE ATO ON 1300 720 092 IF YOU NEED THE "GUIDE TO CAPITAL GAINS TAX".

Qantas Airways Limited is registered under the
Corporations Act 2001 (Cwlth)



Qantas Airways Limited
ABN 16 009 661 901
Qantas Share Registry
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: 1800 177 747
International: 61 2 8280 7390
Facsimile: 02 9261 8489
ASX Code: QAN
Email: registry@qantas.com
Website: www.qantas.com

[SAMPLE NAME]
[SAMPLE ADDRESS]

ASX CODE:	QAN
SRN:	[SRN]
TFN:	QUOTED
STATEMENT DATE:	MARCH 2004
PAGE NUMBER:	1

QANTAS DEFERRED SHARE PLAN (DSP) 2003/04 PERFORMANCE RIGHTS PLAN

DATE OF GRANT	NUMBER OF RIGHTS GRANTED[1]	TAXABLE VALUE[2]
10/12/2003	[NUMBER]	[NUMBER X 3.4089]

SIGNED FOR THE PURPOSES OF SECTION 351 OF THE CORPORATIONS ACT

30 APRIL 2004

BRETT JOHNSON
COMPANY SECRETARY
QANTAS AIRWAYS LIMITED
ABN 16 009 661 901

1. Rights vest upon satisfaction of Performance Hurdles, which are set and tested in accordance with the DSP 2003/04 Performance Rights Plan Rules. The Terms & Conditions and the Plan Rules are attached to this statement.
2. The Taxable Value of the Rights is calculated using a 5 business day VWAP for all Qantas Shares traded on the ASX up to and including 10 December 2003 ($3.4089).

Note: This statement **only** records your securities granted under the 2003/04 Performance Rights Plan on 10 December 2003.

PLEASE REFER TO REVERSE SIDE FOR ADDITIONAL INFORMATION.

IMPORTANT NOTICE FOR NON-AUSTRALIAN SHAREHOLDERS

The Qantas Constitution imposes strict aggregate ownership limits of 49% for "foreign persons" inclusive of a maximum of 35% for "foreign airlines". Where these aggregate ownership limits are exceeded, the Constitution contains procedures for disenfranchising the foreign shareholder and, when necessary, forcing the sale of the affected shares.

The Constitution imposes an obligation on shareholders who are "foreign airlines" or "foreign persons" to notify Qantas within 10 days of becoming shareholders.

Foreign Notification Forms are available from the Qantas Share Registry.

We advise that the Corporations Act requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the share register of Qantas. If some or all of the information is not collected, it might not be possible to administer your security holding. Information must continue to be included in the share register if you cease to be a security holder. Information in the share register is available for inspection by you and the public (upon payment of a fee) as permitted under the Corporations Act. These obligations are not altered by the Privacy Amendment (Private Sector) Act. The information is collected by the Qantas Share Registry, ASX Perpetual Registrars Limited and may also be disclosed to regulatory bodies (such as the Australian Taxation Office), print service providers and mail houses. Our privacy policy is available on our website at www.qantas.com.

Please note your Security Holder Reference Number (SRN) recorded overleaf. This SRN must be used in all communications with Qantas or the Registry and with your stockbroker when buying or selling these securities. This statement is an important document and should be kept in a safe place. If lost or destroyed, a charge will be levied for a replacement statement. Full terms and conditions of the above securities can be obtained from the Registry.

THE AUSTRALIAN TAXATION OFFICE (ATO) ADVISES YOU TO KEEP THIS STATEMENT. DISPOSAL OF SHARES MAY LEAD TO CAPITAL GAINS TAX. PHONE THE ATO ON 1300 720 092 IF YOU NEED THE "GUIDE TO CAPITAL GAINS TAX".

Qantas Airways Limited is registered under the
Corporations Act 2001 (Cwlth)


QANTAS
THE SPIRIT OF AUSTRALIA

2003/04 Qantas Performance Rights Plan – Overview

Sharing Our Success

Qantas and its shareholders believe that its leadership team should have a solid financial stake in its business. Your performance helps Qantas to deliver the consistently strong results needed to create long-term shareholder value. The Performance Rights Plan (PRP) can help you realise the rewards of being part of the team guiding Qantas forward.

The PRP is part of an integrated remuneration framework outlined in the Executive Remuneration Philosophy and Objectives, on page 30 of the 2003 Qantas Annual Report (available on the Qantas website).

The aim of the Performance Rights Plan is to:

- align the interests of eligible executives and Shareholders;
- provide targeted but competitive remuneration;
- provide a long-term incentive for the retention of key executives; and
- support a culture of employee share ownership.

The award of performance rights, to targeted senior managers and other executives who are identified with developing high potential, is a key element of the Qantas executive retention strategy.

Generally, any performance rights that have not vested will lapse if the relevant executive ceases employment with the Qantas Group prior to June 2006. However, the PRP does not confer any right of continuing employment.

Share Price

No payment is required to acquire the rights. No payment is required to convert the rights to shares. The price of the underlying shares when the rights are issued is not relevant to the operation of the PRP. However, it is shown on the Holding Statement for tax purposes (see below). Should you wish to know the price of the underlying shares at any time prior to vesting, it is available on the Qantas Intranet.

The Performance Hurdle

The performance hurdle set by the Board in August 2003 for the 2003/04 grant of Performance Rights is to be based on a Return on Total Gross Assets (ROTGA) target over the three-year vesting period. This hurdle is challenging. The hurdle will be tested upon approval by the Board of the Financial Statements for the year ended 30 June 2006.